Confidential Draft No. 5 as confidentially submitted to the U.S. Securities and Exchange Commission on May 13, 2022.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Prestige Wealth Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	8900	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 5102, 51/F, Cheung Kong Center

2 Queen’s Road Central

Hong Kong
+852 2122 8588

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 (212) 530-2206	Richard I. Anslow, Esq. Jonathan Deblinger, Esq. Wei Wang, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Ordinary shares, par value $0.001 per share(3)	2,875,000	6.50	$18,687,500	$1,733
Underwriters’ warrants(4)	143,750	8.125	1,167,969	-
Ordinary shares underlying underwriters’ warrants	143,750	8.125	1,167,969	108
Total	3,018,750		$19,855,469	$1,841

(1)	There is no current market for the securities being offered. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”). Includes the offering price attributable to 375,000 additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(a) under the Securities Act, based on an estimate of the proposed maximum aggregate offering price.
(3)	Pursuant to Rule 416 under the Securities Act, we are also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(4)	We have agreed to issue, on the closing date of this offering, warrants, or the underwriters’ warrants, to Axiom Capital Management, Inc. and The Benchmark Company, LLC, the representatives of the underwriters, in an amount equal to 5% of the aggregate number of ordinary shares sold by us in this offering. The exercise price of the underwriters’ warrants equals 125% of the price of our ordinary shares offered hereby. The underwriters’ warrants are exercisable for a period of three years beginning after six months following the closing of our initial public offering and may be exercised on a cashless basis.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED , 2022

2,500,000 Ordinary Shares

Prestige Wealth Inc.

We are offering 2,500,000 ordinary shares, $0.001 par value per share (“Ordinary Shares”). This is the initial public offering of our Ordinary Shares. Prior to this offering, there has been no public market for Ordinary Shares. We expect the initial public offering price of the Ordinary Shares will be in the range of $5.50 to $6.50 per share.

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “PWM.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary— Implications of Our Being an ‘Emerging Growth Company’” on pages 12 and 10, respectively.

Prestige Wealth Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries. Investors in our Ordinary Shares thus are purchasing equity interest in a Cayman Islands holding company. Prestige Wealth Inc. directly holds equity interests in its subsidiaries, and does not operate its business through variable interest entities. As of the date of this prospectus, Prestige Wealth Inc. does not have any subsidiaries incorporated in the People’s Republic of China (“PRC”). As used in this prospectus, “we,” “us,” “our company,” or “our” refers to Prestige Wealth Inc. and its subsidiaries. This structure involves unique risks to investors. As a holding company, we may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or laws and regulations applicable to them.

We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in Hong Kong. We are a company headquartered in Hong Kong with no operations in the PRC. However, since a majority of our clients are PRC residents, we may become subject to certain PRC laws and regulations as they continue to evolve, and we face uncertainties as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would apply to us. PRC laws and regulations are sometimes vague and uncertain, and as a result, to the extent that any PRC laws and regulations become applicable to us in the future, we may experience material changes in our operations, restrictions in our ability to accept foreign investments and/or our ability to list on a U.S. or other foreign exchange, significant depreciation of the value of our Ordinary Shares, a complete hindrance of our ability to offer or continue to offer our securities to investors, or cause the value of such securities to significantly decline or be worthless. For example, if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations. We are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this offering; however there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. See “Risk Factors — Risks Related to the Potential Impact of PRC Laws and Regulations on Our Business — The PRC government may exert substantial influence and discretion over PRC resident and the manner in which companies incorporated under the laws of PRC must conduct their business activities. We are a Hong Kong-based company with no operations in China, and PRC residents may purchase our products in Hong Kong. If we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of our Ordinary Shares, which would materially affect the interest of the investors.”

We also may face risks relating to the lack of Public Company Accounting Oversight Board (the “PCAOB”) inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission (the “SEC”) determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to invest or investigate completely for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thus reducing the time before your securities may be prohibited from trading or delisted. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong, respectively, and identifies the registered public accounting firms in China and Hong Kong that are subject to such determinations. The auditor of the Company, Marcum Bernstein & Pinchuk LLP, is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect.

Furthermore, the PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. These risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer the Ordinary Shares, result in a material adverse change to our business operations, and damage our reputation, which could cause the Ordinary Shares to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in China, see “Risk Factors—Risks Relating to the Potential Impact of PRC Laws and Regulations on Our Business.”

As of the date of this prospectus and for the years ended December 31, 2021, 2020 and 2019, no cash flows have occurred between our Cayman Islands holding company and our subsidiaries. Our Cayman Islands holding company declared dividend in the amount of US$3.5 million, or US$0.70 per share to holders of its Ordinary Shares as of March 5, 2021. As of the date of this prospectus, Prestige Financial Holdings Group Limited, the 63.75% shareholder of our Cayman Islands holding company, agreed to use the cash dividend payable by the Company in the amount of approximately US$2.34 million to offset part of the loan principal and interest due to the Company, and the remaining US$1.16 million has been paid by our Cayman Islands holding company to other shareholders. Currently, we do not intend to have our holding company distribute dividends in the future, but we do not have a fixed dividend policy. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. See “Risk Factors—Risks Related to Our Ordinary Shares and This Offering—We do not intend to pay dividends for the foreseeable future.” If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in the Cayman Islands, the British Virgin Islands and Hong Kong. There are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors. See “Prospectus Summary—Cash Transfers and Dividend Distribution.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 12 of this prospectus to read about factors you should consider before buying our Ordinary Shares.

	Per Share	Total
Initial public offering price	$6.000	$15,000,000
Underwriting discounts(1)	$0.405	$1,012,500
Proceeds, before expenses, to us	$5.595	$13,987,500

(1)	Represents underwriting discounts of 6.75% of the public offering price per Ordinary Share for investors introduced by Axiom Capital Management, Inc. and The Benchmark Company, LLC, the representatives of the underwriters, and 5% for investors introduced by us. Underwriting discounts per share are calculated assuming all investors in this offering are introduced by Axiom Capital Management, Inc. and The Benchmark Company, LLC.

We have also agreed to issue, on the closing date of this offering, underwriters’ warrants to the representatives of the underwriters in an amount equal to 5% of the aggregate number of Ordinary Shares sold by us in this offering. Assuming the initial public offering price is $6.00, the midpoint of the range set forth on the cover page of this prospectus, the exercise price of the underwriters’ warrants will be $7.50, equal to 125% of the price of our Ordinary Shares offered hereby. The underwriters’ warrants are exercisable for a period of three years beginning after six months following the closing of our initial public offering and may be exercised on a cashless basis. For a description of other terms of the underwriters’ warrants and a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 130.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $1,456,396, exclusive of the above underwriting discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 375,000 shares, or 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discount. If the underwriters exercise the over-allotment option in full, the total underwriting discounts payable will be between $1,067,344 and $1,261,406 based on an offering price between $5.50 and $6.50 per Ordinary Share, and the total gross proceeds to us, before underwriting discounts and expenses, will be between $15,812,500 and $18,687,500. If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting”, on or about [●], 2022.

Prospectus dated [●], 2022

The Benchmark Company	Axiom Capital Management, Inc.

Joint Book Running Managers

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover page of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Conventions that Apply to This Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“clients” are to high net worth and ultra-high net worth individuals for whom and/or whose controlled entities we provide asset management services or wealth management services at least once in a given fiscal period. For asset management services, clients are to those having assets under management with us in a given fiscal period. For wealth management services, clients are to those for whom we provide wealth management services at least once in a given fiscal period;

●	“high net worth individuals” are to people who own individual investable assets including financial assets and investment property with total value over $1.5 million.

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

●	“PAI” are to our wholly-owned subsidiary, PRESTIGE ASSET INTERNATIONAL INC. (盛德資產國際有限公司), a company incorporated in the British Virgin Islands;

●	“PAM” are to our wholly-owned subsidiary, Prestige Asset Management Limited (盛德資產管理有限公司), a Hong Kong corporation;

●	“PGAM” are to our wholly-owned subsidiary, Prestige Global Asset Management Limited, an exempted company incorporated in the Cayman Islands;

●	“PGCI” are to our wholly-owned subsidiary, Prestige Global Capital Inc., an exempted company incorporated in the Cayman Islands;

●	“PPWM” are to our wholly-owned subsidiary, PRESTIGE PRIVATE WEALTH MANAGEMENT LIMITED (盛德家族財富管理有限公司), a company incorporated in the British Virgin Islands;

●	“PWAI” are to our wholly-owned subsidiary, Prestige Wealth America Inc., a California corporation.

●	“PWM” are to our wholly-owned subsidiary, Prestige Wealth Management Limited (盛德財富管理有限公司), a Hong Kong corporation;

●	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;

●	“SFC” are to the Securities and Future Commission of Hong Kong;

●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Prestige Wealth Inc., par value $0.001 per share;

●	“ultra-high net worth individuals” are to people who own individual investable assets including financial assets and investment property with total value over $4.5 million,

●	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States; and

●	“we”, “us” or the “Company” are to Prestige Wealth Inc., and its subsidiaries.

Our business is conducted in Hong Kong through our two British Virgin Islands subsidiaries, PAI and PPWM, primarily using Hong Kong dollars, the currency of Hong Kong. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of Hong Kong dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in U.S. dollars) and the value of our assets, including accounts receivable (expressed in U.S. dollars).

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy our Ordinary Shares. This prospectus contains certain estimates and information from an industry report commissioned by us and prepared by Frost & Sullivan Inc. (“Frost & Sullivan” and the report, the “Sullivan Report”), an independent market research firm, regarding our industries and our market positions in Hong Kong and the PRC. This prospectus also contains information and statistics relating to China’s economy and the industries in which we operate which are derived from various publications issued by market research companies and the PRC governmental entities, and have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.

Overview

We are a wealth management and asset management services provider based in Hong Kong, with the majority of our operations in Hong Kong. We assist our clients in identifying and purchasing well matched wealth management products and global asset management products. Our clients for both wealth management and asset management services are primarily high net worth and ultra-high net worth individuals in Asia, and a majority of our clients reside in the PRC or Hong Kong. High net worth individuals and ultra-high net worth individuals refer to people who own individual investable assets, including financial assets and investment property, with total value over $1.5 million or over $4.5 million, respectively. In the fiscal year ended September 30, 2020, our wealth management services and asset management services contributed to 68.64% and 31.36% of our total revenue, respectively. In the fiscal year ended September 30, 2021, our wealth management services and asset management services contributed to 0.07% and 99.93% of our total revenue, respectively.

●	Wealth management services. We work with licensed product brokers licensed in Hong Kong, who are primarily insurance brokers and distribute wealth management products, which currently consist only of insurance products, and assist them in customizing wealth management investment portfolios for our clients. Starting from March 2022, through our wholly owned subsidiary incorporated in California, Prestige Wealth America Inc. (“PWAI”), we started providing wealth management services to clients in the U.S. market. We also provide customized value-added services to our clients, including personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, and referrals to renowned high end medical and education resources. We do not charge our clients fees for these value-added services. In addition to insurance products, we intend to expand the network of product brokers we work with to provide our clients with access to other types of wealth management products.

●	Asset management services. Through our wholly-owned subsidiary, PRESTIGE ASSET INTERNATIONAL INC. (“PAI”) and its subsidiaries, we provide asset management services to our clients acting as investment advisors and fund managers. Currently, we manage a fund of funds (“FOF”), Prestige Global Allocation Fund (“PGA”). See “Business—Asset Management Services—Asset Management Fund in Operation.” In addition to managing PGA, we also provide discretionary account management services to our clients. Previously, we managed a fund Prestige Capital Markets Fund I L.P. (“PCM1”), and we also provided asset management related advisory services and onboarding services. See “Business—Asset Management Services—Prior Business.” For our asset management services, we charge investors certain fees for managing and advising a fund, including subscription fees, performance fees and management fees.

We mainly provide our wealth management and asset management services to high net worth and ultra-high net worth individuals or institutions owned by them in Asia, including business owners, executives, heirs of rich families and other affluent individuals. Word-of-mouth is currently one of the most effective marketing tools for our business and a majority of our new clients have come through referrals from existing clients. We are also actively expanding our client referral network by actively maintaining client relationship, seeking referrals from existing clients, and expanding our business network.

In mid-2017, we launched our wealth management operation providing referral services to clients in connection with their purchase of wealth management products from third-party brokers. For wealth management services, we generated revenues through a limited number of product brokers. For the years ended September 30, 2019, 2020 and 2021, we generated 73.54%, 100% and 100% of wealth management services revenue respectively, through one insurance broker. We intend to further develop our wealth management business in the future by engaging with more product brokers that offer additional types of wealth management products.

In early 2017, we started to provide asset management services to our clients. In late 2018, we began providing asset management related advisory services as a type of our asset management services at the request of certain clients. In late 2020, we started to provide discretionary account management services to our clients as a type of our asset management services. For the fiscal years ended September 30, 2019, 2020 and 2021, we generated the majority of asset management services revenue from our advisory service clients and asset management fund. We generated 70.53% of asset management services revenue through three advisory service clients for the fiscal year ended September 30, 2019, 89.70% of that from one advisory service client for the fiscal year ended September 30, 2020, and 60.32% of that from one asset management fund for the fiscal year ended September 30, 2021. In the future, we will continue to provide our clients with existing asset management services, and develop or introduce more highly desirable product and service opportunities that meet the ever-evolving standards of our clients.

For the years ended September 30, 2019, 2020 and 2021, we provided wealth management services to 16, 13 and three client(s), respectively, and generated revenue from wealth management services in the amount of $626,032, $1,758,331 and $1,833, respectively. Our wealth management clients decreased in number over the years because as affected by COVID-19 related travel restrictions and related mandatory quarantine measures, our PRC resident clients were unable to travel to Hong Kong to complete procedures required for purchasing insurance products, and correspondingly, our revenue generated from wealth management services were negatively affected decreased over the years. For the years ended September 30, 2019, 2020 and 2021, we provided asset management services to nine, six and 21 clients, respectively, and generated revenue from asset management services in the amount of $1,680,267, $803,469 and $2,790,346, respectively. Among the 21 clients we provided asset management services to in the fiscal year ended September 30, 2021, 15 clients received short-term asset management services that lasted for less than one fiscal year, such as our discretionary account management services and PCM1. For our asset management services, as of September 30, 2019, 2020, and 2021, four, three and five clients had their assets under our management, respectively. The assets under management (“AUM”) of PGA was $7,049,894, $5,081,020 and $4,589,962, as of September 30, 2019, 2020, and 2021, respectively. The AUM of our discretionary account management was $164,703 as of September 30, 2021. With respect to our asset management related advisory services and onboarding services, we provided services to four, two and one client(s), for the years ended September 30, 2019, 2020 and 2021, respectively. We actively maintain our relationships with our clients, and we believe that the quality of our services, our client-centric culture, and our value-added services have contributed to a generally steady client base.

Our revenue increased by 10.8% from $2.31 million in the fiscal year ended September 30, 2019 to $2.56 million in the fiscal year ended September 30, 2020, and further to $2.79 million, or an increase by 9.0%, in the fiscal year ended September 30, 2021. Our net income for the fiscal years ended September 30, 2019, 2020, and 2021 were $0.11 million, $1.73 million, and $1.91 million, respectively.

For our revenue for the fiscal year ended September 30, 2021, wealth management services and asset management services contributed to 0.07% and 99.93% of our revenue, respectively. We utilized short-term initial public offering (“IPO”) investment strategy in our asset management services. The ultimate investments of PCM1, a fund we managed, and the discretionary accounts we managed were the IPO shares of certain target companies on the main board of the Hong Kong Stock Exchange. Our asset management services involving short-term IPO investment strategy contributed to a total of 82.34% of our total revenue for the fiscal year ended September 30, 2021, among which discretionary account management services involving this strategy contributed to 22.06% of our total revenue, and PCM1, a fund we managed that also adopted short-term IPO investment strategy, contributed to 60.28% of our total revenue. Investments involving short-term IPO investment strategy could be subject to substantial risks. See “Risk Factors—Risks Related to Our Business—PCM1, a fund we used to manage, invested in IPO shares of a company through an underlying fund. We may launch funds with similar capital market investment strategy in the future, which involves substantial investment risks.”

Our Competitive Strengths

We believe the following competitive strengths have contributed, and will contribute, to our growth:

●	Significant Client Satisfaction and High Client Retention

●	Client Experience Oriented, Customized, and High-Quality Value-Added Services

●	Referrals from Well-Connected Clients

●	Carefully Selected Business Partners such as Product Brokers and Underlying Fund Managers

●	Access to Highly Desirable Products That Are Not Widely Open to Subscribers

●	Experienced Management Team

Our Growth Strategies

We aspire to become a trusted wealth management and asset management services brand among Asia’s high net worth individuals. To achieve this goal, we intend to leverage on our existing strengths and pursue the following strategies:

●	Further enhance our brand recognition among high net worth and ultra-high net worth individuals;

●	Further grow our client base;

●	Grow our asset management business to include a larger number of funds and diversify the types of funds;

●	Integrate resources and provide one-stop wealth preservation and management solution; and

●	Pursue strategic investments and acquisition opportunities.

Corporate History and Structure

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on October 25, 2018.

On November 20, 2018, pursuant to a contribution agreement dated of even date, we issued an additional 3,000,000 Ordinary Shares to Prestige Financial Holdings Group Limited as consideration for the Company’s purchase of 100% of the issued shares of PRESTIGE PRIVATE WEALTH MANAGEMENT LIMITED (“PPWM”), our wholly-owned subsidiary and a company incorporated in the British Virgin Islands. On December 27, 2018, pursuant to a share exchange agreement dated of even date, we issued an aggregate of 1,000,000 Ordinary Shares to all the shareholders of PAI, with 906,582 Ordinary Shares issued to Prestige Financial Holdings Group Limited, 40,870 Ordinary Shares issued to Kington International Holdings Limited, 23,355 Ordinary Shares issued to Ensight Holdings Limited, and 29,193 Ordinary Shares issued to Pikachu Holdings Limited, as consideration for the Company’s purchase of 100% of the issued shares of PAI from those shareholders. After these transactions, the Company became the holding company of PPWM and PAI.

The Company owns 100% of the issued shares of PPWM, a company incorporated in the British Virgin Islands on May 23, 2014. PPWM owns 100% of the issued shares of Prestige Wealth Management Limited (“PWM”), a company incorporated in Hong Kong on January 26, 2015. PPWM owns 100% of the issued shares of PWAI, a corporation incorporated in California on February 15, 2022.

The Company also owns 100% of the issued shares of PAI, a company incorporated in the British Virgin Islands on December 4, 2015. PAI owns 100% of the issued shares of Prestige Asset Management Limited (“PAM”), a company incorporated in Hong Kong on December 14, 2015. PAI owns 100% of the issued shares of Prestige Global Asset Management Limited (“PGAM”), a company incorporated under the laws of the Cayman Islands on June 8, 2016. PAI also owns 100% of the issued shares of Prestige Global Capital Inc. (“PGCI”), a company incorporated under the laws of the Cayman Islands on November 3, 2020

We operate through our wholly owned subsidiaries, PPWM and PAI. Our wealth management operations are conducted through PPWM and its operating subsidiaries, while our asset management operations are conducted through PAI and its subsidiaries. Our asset management operations are currently primarily focused on managing and operating investment funds, and providing discretionary account management services, asset management related and onboarding services. We currently hold licenses to act as fund manager through PAM.

The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus, and the percentages shown on the following diagram represent percentages of equity ownership:

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares.

Risks Related to the Potential Impact of PRC Laws and Regulations on Our Business

Although we do not have any operation or maintain any office or personnel in China and do not have any current plan to venture into the market in China, we are also subject to risks and uncertainties related to the potential impact of PRC laws and regulations on our business, including, but not limited to:

●	The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, including our operations in Hong Kong, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the Ordinary Shares to significantly decline in value or become worthless. See “Risk Factors—Risks Related to the Potential Impact of PRC Laws and Regulations on Our Business—The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, including our operations in Hong Kong, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the Ordinary Shares to significantly decline in value or become worthless” on page 12.

●	Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the PRC which may become applicable to a company such as us. See “Risk Factors—Risks Related to the Potential Impact of PRC Laws and Regulations on Our Business—Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the PRC which may become applicable to a company such as us” on page 12;

●	The PRC government may exert substantial influence and discretion over PRC residents and the manner in which companies incorporated under the laws of PRC must conduct their business activities. We are a Hong Kong-based company with no operations in China, and PRC residents may purchase our products in Hong Kong. We are a Hong Kong-based company with no operations in China. If we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of our Ordinary Shares, which would materially affect the interest of the investors. See “Risk Factors—Risks Related to the Potential Impact of PRC Laws and Regulations on Our Business—The PRC government may exert substantial influence and discretion over PRC residents and the manner in which companies incorporated under the laws of PRC must conduct their business activities. We are a Hong Kong-based company with no operations in China, and PRC residents may purchase our products in Hong Kong. If we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of our Ordinary Shares, which would materially affect the interest of the investors” on page 13;

●	Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless. See “Risk Factors—Risks Related to the Potential Impact of PRC Laws and Regulations on Our Business—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless” on page 14;

●	Although we do not have any material operation in China, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, would apply to us. Should these statements or regulatory actions apply to us in the future, our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. For example, if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations. See “Risk Factors—Risks Related to the Potential Impact of PRC Laws and Regulations on Our Business—If we were to be required to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data and we cannot comply with such laws and regulations, our business, financial condition, and results of operations may be materially and adversely affected” on page 14; and

●

As we do not currently have any material operation or maintain any office or personnel in China and have not collected, stored, or managed any personal information in China, we believe we are not required to obtain any permission from PRC authorities to operate and issue our Ordinary Shares to foreign investors as of the date of this prospectus, including permissions requirements from the CSRC or CAC, and we believe that we are compliant with the regulations and policies that have been issued by CAC to date. However, if we later find out that we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected. See “Risk Factors—Risks Related to the Potential Impact of PRC Laws and Regulations on Our Business— If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected” on page 15.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected;

●	Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations;

●	We may not be able to continue to retain or expand our client base or maintain or increase the amount of investments made by our clients in the products distributed by the product brokers we work with;

●	The ongoing COVID-19 pandemic has adversely affected, and may continue to adversely affect our business, results of operations and financial condition;

●	If we fail to attract and retain qualified employees to manage our client relationships, our business could suffer;

●	During the fiscal years ended December 31, 2019, 2020, and 2021, we generated the majority of our revenues from wealth management services through a limited selection of wealth management products;

●	The wealth management products that the product brokers distribute to our clients involve various risks and the failure of product brokers to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects;

●	Any failure to ensure and protect the confidentiality of our clients’ personal data could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations;

●	PGA, the fund we manage, can be redeemed periodically, which has occurred and may reoccur in the future, which may result in an adverse effect on our business, results of operations and/or financial condition;

●	Poor performance of the fund that we manage or a decline in the value of the underlying assets of our fund would cause a decline in our revenue, income and cash flow, and could adversely affect our ability to raise capital for future investment funds;

●	Non-compliance with applicable regulations and illegal activities on the part of third parties with which we conduct business could disrupt our business and adversely affect our results of operations;

●	If we fail to promote and maintain our brand in a cost-efficient way, our business and results of operations may be harmed;

●	Our business depends on the continued efforts of our senior management. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business may be severely disrupted;

●	We may fail to obtain and maintain licenses and permits necessary to conduct our operations in Hong Kong or in the Cayman Islands, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in Hong Kong or the Cayman Islands; and

●	We could be regarded as subject to the Securities and Future Commission of Hong Kong, or the SFC’s regulations and subject to liabilities if we are found in violation of SFC’s regulations.

Risks Related to Our Ordinary Shares and This Offering

We face risks and uncertainties related to our Ordinary Shares and this offering, including, but not limited to:

●	Our controlling shareholder has a substantial influence over our company and his interests may not be aligned with the interests of our other shareholders;

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer;

●	Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Na, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them;

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer;

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts;

●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies;

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”;

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders;

●	Our independent registered public accounting firm’s audit documentation related to their audit reports included in this prospectus include audit documentation located in China. Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect our audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

●	There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all;

●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares;

●	You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased;

●	We do not intend to pay dividends for the foreseeable future;

●	The market price of our Ordinary Shares may be volatile; and

●	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. We do not currently have any business operations or maintain any office or personnel in China and have not collected, stored, or managed any personal information in China. We believe that we and our subsidiaries are not currently required to obtain any permission from PRC authorities to operate and issue our Ordinary Shares to foreign investors as of the date of this prospectus, including permissions requirements from the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”). However, there is no guarantee that this will continue to be the case in the future or in relation to the continued listing of our securities on a U.S. securities exchange, considering our clients include PRC residents, or even in the event such permission or approval is required and obtained, it will not be subsequently revoked or rescinded. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

If we become subject to PRC laws and regulations in the future, we may face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. In addition, there is a risk that our operations might be intervened or influenced by the Chinese government at any time, or the Chinese government may exercise control over offerings conducted overseas and/or foreign investment in China or Hong Kong based issuers, which could result in a material change in our operations and/or the value of our Ordinary Shares. Any actions by the Chinese government to exercise more oversight and control over offerings that are conducted overseas and/or foreign investment in China or Hong Kong based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. “Risk Factors — Risks Related to the Potential Impact of PRC Laws and Regulations on Our Business — The PRC government may exert substantial influence and discretion over PRC residents and the manner in which companies incorporated under the laws of PRC must conduct their business activities. We are a Hong Kong-based company with no operations in China, and PRC residents may purchase our product in Hong Kong. If we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of our Ordinary Shares, which would materially affect the interest of the investors.”

In addition, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. If our securities become listed on a national exchange or quoted on the over-the-counter market, trading in our securities may be prohibited under the HFCAA, and our securities may be subject to delisting if the PCAOB cannot inspect or completely investigate our auditor for three consecutive years beginning 2021. Our independent registered public accounting firm’s audit documentation related to their audit reports included in this prospectus include audit documentation located in China. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thus reducing the time before your securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong, respectively, and identifies the registered public accounting firms in China and Hong Kong that are subject to such determinations. The auditor of the Company, Marcum Bernstein & Pinchuk LLP, is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect. See “Risk Factors — Risks Relating to Our Ordinary Shares and This Offering — Our independent registered public accounting firm’s audit documentation related to their audit reports included in this prospectus include audit documentation located in China. Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect our audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.”

Cash Transfers and Dividend Distribution

We conduct substantially all of our operations in Hong Kong and maintain our bank accounts and balances primarily in licensed banks in Hong Kong. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong, the Cayman Islands and the British Virgin Islands. No transfer of cash or other types of assets has been made between our Cayman Islands holding company and subsidiaries as of the date of this prospectus.

Our Cayman Islands holding company declared dividend in the amount of US$3.5 million, or US$0.70 per share to holders of its Ordinary Shares as of March 5, 2021. As of the date of this prospectus, Prestige Financial Holdings Group Limited, the 63.75% shareholder of our Cayman Islands holding company, agreed to use the cash dividend payable by the Company in the amount of approximately US$2.34 million to offset part of the loan principal and interest due to the Company, and the remaining US$1.16 million of cash has been paid by our Cayman Islands holding company to other shareholders pro rata. Currently, we do not intend to have our holding company distribute dividends in the future, but we do not have a fixed dividend policy. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. See “Risk Factors—Risks Related to Our Ordinary Shares and This Offering—We do not intend to pay dividends for the foreseeable future.”

As of the date of this prospectus, no cash flows have occurred between our Cayman Islands holding company and our subsidiaries, for the years ended December 31, 2021, 2020 and 2019.

Recent Developments

On February 15, 2022, through our subsidiary PPWM, we incorporated an indirect wholly owned subsidiary, Prestige Wealth America Inc., in California. Through PWAI, we have started providing wealth management services to clients in the U.S. market. In March 2022, we generated revenue in the amount of approximately $1.38 million through referring one client to a U.S. based insurance broker.

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as much as we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering.

Corporate Information

Our principal executive offices are located at Suite 5102, 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong, and our phone number is +852 2122 8588. We maintain a corporate website at http://www.prestigewealthinc.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. Our registered office is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY11111, Cayman Islands, and its phone number is +1 345 949 1040. Our agent for service of process in the United States is [●].

THE OFFERING

Ordinary Shares offered by us	2,500,000 Ordinary Shares (or 2,875,000 Ordinary Shares assuming the underwriters exercise their over-allotment option in full)

Price per Ordinary Share	We currently estimate that the initial public offering price will be in the range of $5.5 to $6.5 per Ordinary Share.

Ordinary Shares outstanding prior to completion of this offering	5,000,000 Ordinary Shares

Ordinary Shares outstanding immediately after this offering	7,500,000 Ordinary Shares (or 7,875,000 Ordinary Shares assuming the underwriters exercise their over-allotment option in full) and excluding 125,000 Ordinary Shares underlying the underwriters’ warrants.

Listing; proposed symbol	We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “PWM”.

Transfer Agent	Transhare Corporation

Use of proceeds	We intend to use the proceeds from this offering for brand promotion, hiring of additional client relationship managers and employees, expansion of products and services and general working capital. See “Use of Proceeds”.

Indemnification escrow	Net proceeds of this offering in the amount of $120,000 shall be used to fund an escrow account for a period of 15 months following the closing date of this offering, which account shall be used in the event that we have to indemnify the underwriters pursuant to the terms of an underwriting agreement.

Underwriters’ warrants	We are obligated to issue the underwriters at the closing of this offering warrants to purchase the number of Ordinary Shares equal to 5% of the aggregate number of Ordinary Shares sold in this offering. The underwriters’ warrants will be exercisable at any time beginning six months after the closing of this offering, and will expire three years after the effective date of the registration statement of which this prospectus forms a part. The exercise price of the underwriters’ warrants will equal 125% of the public offering price.

Lock-up	We, our directors and executive officers, and our existing beneficial owners of 5% or more of our outstanding Ordinary Shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period ending 180 days after the commencement of sales of the offering. See “Underwriting”.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 12 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to the Potential Impact of PRC Laws and Regulations on Our Business

The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, including our operations in Hong Kong, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the Ordinary Shares to significantly decline in value or become worthless.

As a company mainly conducting business in Hong Kong, a special administrative region of China and our clients include PRC residents, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government may intervene or influence the China operations of an offshore holding company at any time, which, if extended to our operations in Hong Kong, could result in a material adverse change to our operations and the value of the Ordinary Shares. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in China-based issuers. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. We cannot assure you that the oversight will not be extended to companies operating in Hong Kong like us and any such action may significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, result in a material adverse change to our business operations, including our Hong Kong operations, and damage our reputation, which could cause the Ordinary Shares to significantly decline in value or become worthless.

Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the PRC which may become applicable to a company such as us.

We currently have no operations in China. However, as a majority of our clients of our wealth management services and asset management services are PRC nationals or residents in China and our principal executive offices are located, and we operate, in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future laws of the PRC become applicable to a company such as us, it will not have a material adverse impact on our business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law of the Hong Kong Special Region of the People’s Republic of China (“Basic Law”), national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cyber security and the anti-monopoly have not been listed in Annex III and thus they may not apply directly to Hong Kong.

The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the laws and regulations of the PRC to the extent we commence business and customer facing operations in China as a result of any future acquisition, expansion or organic growth.

The PRC government may exert substantial influence and discretion over PRC residents and the manner in which companies incorporated under the laws of PRC must conduct their business activities. We are a Hong Kong-based company with no operations in China, and PRC residents may purchase our product in Hong Kong. If we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of our Ordinary Shares, which would materially affect the interest of the investors.

We currently have no operations in China. Our principal executive offices are located, and we operate, in Hong Kong, a special administrative region of China. In addition, we do not solicit any client or collect, store or process in China any personal data of any client. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of China. However, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in China, considering our clients include PRC resident. See “— Our business, financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the PRC which may become applicable to a company such as us.”

The PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistences, the enforcement of which involves uncertainties. The PRC government may exercise substantial control over many sectors of the PRC economy through regulation and/or state ownership. Government actions have had, and may continue to have, a significant effect on economic conditions in the PRC and businesses which are subject to such government actions.

If we were to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of our Ordinary Shares and/or other securities could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the Chinese government would not intervene in or influence our operations at any time.

We are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this offering; however there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including the Ordinary Shares, to significantly decline or be worthless.

Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

As a company mainly conducting business in Hong Kong, a special administrative region of China, we may be affected directly or indirectly by PRC laws and regulations. The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. For instance, considering our clients include PRC residents, if PRC residents are prohibited from purchasing any insurance policy in Hong Kong or other offshore jurisdiction, our business, financial condition and results of operations may be materially and adversely affected. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations, if applicable to us, may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations, and the value of the Ordinary Shares.

If we were to be required to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data and we cannot comply with such laws and regulations, our business, financial condition, and results of operations may be materially and adversely affected.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

As the laws and regulations related to cybersecurity, data privacy, and data protection in China where we do not have operations are relatively new and evolving, and their interpretation and application may be uncertain, it is still unclear if we may become subject to such new laws and regulations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the PRC territory as well as data processing activities conducted outside the PRC territory which jeopardize the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. As of the date of this prospectus, we do not have any operation or maintain any office or personnel in China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the PRC territory but also to personal information processing activities outside the PRC for the purpose of offering products or services to domestic natural persons in the PRC territory. As our services are provided in Hong Kong, Cayman Island and British Virgin Island rather than in the PRC to clients worldwide, including but not limited to Chinese clients who visit our offices in these locations, we take the view that we are not subject to the Personal Information Protection Law.

However, given the recency of the issuance of the above laws and regulations related to cybersecurity and data privacy, we still face uncertainties regarding the interpretation and implementation of these laws and regulations and we could not rule out the possibility that any Chinese regulatory authorities may subject us to such laws and regulations in the future. If they are deemed to be applicable to us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.

The Cybersecurity Review Measures jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 required that, among others, “critical information infrastructure” or network platform operators holding over one million users’ personal information to apply for a cybersecurity review before any public offering at a foreign stock exchange. However, this regulation is recently issued and there remain substantial uncertainties about its interpretation and implementation.

In addition, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC Residents or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons.

As of the date of this prospectus, we do not have any business operation or maintain any office or personnel in China. We have not collected, stored, or managed any personal information in China. As such, we believe we are not required to obtain any permission from PRC authorities to operate and issue our Ordinary Shares to foreign investors as of the date of this prospectus, including permissions from the CSRC or CAC. Additionally, we believe that we are compliant with the regulations and policies that have been issued by CAC to date. However, if we later find out that we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or China, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of Hong Kong or China may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, suspension of business, proceedings against us, and even fines on the controlling shareholder and other responsible persons, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Risks Related to Our Business and Industry

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in the second half of 2016 and have experienced a period of rapid growth in recent years due to the launch of our wealth management services in mid-2017. Referral fees from our wealth management services accounted for a significant part of our revenues for the fiscal year ended September 30, 2019 and the majority of our revenues for the fiscal year ended September 30, 2020, and due to the impact of the ongoing COVID-19 pandemic, we generated an insignificant amount in revenue from our wealth management services for the fiscal year ended September 30, 2021. Additionally, we started providing asset management related advisory services in the fiscal year ended September 30, 2019, which generated the majority of our revenues for the year ended September 30, 2019. Our asset management services generated the majority of our revenues for the fiscal year ended September 30, 2019 and 2021, and our wealth management services generated the majority of our revenues for the fiscal year ended September 30, 2020. Our total net revenue grew at a compound annual growth rate, or CAGR, of 138% from the inception of our business in 2017 to the fiscal year ended September 30, 2021. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate client relationship managers and other employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new wealth management services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced our business in the second half of 2016 when we formed SP1, our first asset management fund under our management. In mid-2017, we launched our wealth management operation providing referral services to clients in connection with purchase wealth management products from third-party brokers. We intend to further develop our wealth management business in the future by engaging with more product brokers, expanding to offer more diverse categories of wealth management products, and offering more value-added ancillary services to our clients. In late 2018, we began providing asset management related advisory services at the request of certain clients. In late 2020, we started to provide discretionary account management services to our clients. In March 2022, through PWAI, we started providing wealth management services to clients in the U.S. market. We recorded net income for the fiscal years ended September 30, 2019, 2020 and 2021. We cannot assure you that our results of operations will not be adversely affected for any future period. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in a rapidly evolving and increasingly competitive market in Hong Kong and the U.S. Further, our limited operating history makes it difficult to evaluate other risks and challenges we may encounter in the future. If we fail to address the risks and difficulties we face, including those associated with those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected.

We may not be able to continue to retain or expand our client base or maintain or increase the amount of investments made by our clients in the products distributed by the product brokers we work with.

We target the large populations of high net worth and ultra-high net worth individuals as our clients are primarily in Asia. In light of Asia’s ever-evolving wealth management industry for high net worth and ultra-high net worth individuals we cannot assure you that we will be able to maintain and increase the number of our clients or that our existing clients will purchase wealth management products distributed by our network of brokers in the same amount. We primarily rely on referral fees when our new and/or existing clients purchase new wealth management products, which we cannot assure you they will continue to purchase at the same rate or level. Our existing and future competitors may be better equipped to capture market opportunities and grow their client bases faster than us. A decrease in the number of our clients or a decrease in their purchase of insurance products distributed by our network of brokers may reduce revenues derived from referral fees and monetization opportunities for our wealth management services. If we fail to continue to meet our clients’ expectations on returns from the products purchased by our client from the insurance brokers we work with or if they are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, affecting our ability to attract new clients, which will in turn adversely affect our financial condition and operational results.

The ongoing COVID-19 pandemic has adversely affected, and may continue to adversely affect our business, results of operations and financial condition.

The ongoing COVID-19 pandemic has continued to spread across the world and has created unique global and industry-wide challenges, including challenges to many aspects of our business. In early 2020, the COVID-19 outbreak caused temporary closures of our offices and implementation of short-term measures for employees to work remotely from home in our headquarters. In addition, travel restrictions related to COVID-19 have been implemented. For instance, the National Immigration Administration of China temporarily suspended the issuance of Hong Kong tourist visa to Chinese citizens. Further, any person traveling to and from Hong Kong to China will be subject to mandatory quarantine of 14 days. Due to such measures, many of our existing and potential clients have not been able to visit Hong Kong in person, and as a result, we generated only $1,833 in revenue from our wealth management services in the fiscal year ended September 30, 2021, compared with $1,758,331 in the fiscal year ended September 30, 2020. COVID-19 also caused mild delay in our collection of receivables. We collected the majority of the outstanding receivables as of September 30, 2020. We also collected a portion of our outstanding receivables as of September 30, 2021, and obtained payment schedules for the rest.

The extent to which COVID-19 continues to impact our financial condition, results of operations and cash flows in 2022 will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the travel restrictions and quarantine requirements to Hong Kong remain in place and that the COVID-19 pandemic harms the economy in Hong Kong in general. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in Hong Kong, China or other parts of the world, our business, results of operations and financial condition could be materially and adversely affected.

Any material decrease in the referral fee rates for our services may have an adverse effect on our revenues, cash flow and results of operations.

For the fiscal years ended September 30, 2019 and 2020, we derived a significant portion of our revenues from referral fees paid by insurance brokers when our clients purchased the insurance policies distributed by the brokers we introduced them to. Due to the impact of ongoing COVID-19 pandemic, we generated an insignificant amount in revenue from referral fees paid by insurance brokers for the fiscal year ended September 30, 2021. The referral fee rates are set by such brokers or negotiated between such parties and us, and vary from product to product. Future referral fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers. These factors, which are not within our control, include the capacity of wealth management product providers to place new business and realize profits, client demand and preference for wealth management products, the availability of comparable products from other providers or brokers at a lower cost, the availability of alternative wealth management products to clients and the tax deductibility of referral fees. In addition, the historical volume of wealth management products that our clients purchased to may have a significant impact on our bargaining power with third-party wealth management product brokers in relation to the referral fee rates for future products. Because we do not determine, and cannot predict, the timing or extent of referral fee rate changes with respect to the wealth management products, it is difficult for us to assess the effect of any of these changes on our operations. In order to maintain our relationships with the product brokers and to enter into contracts for new products, we may have to accept lower referral fee rates or other less favorable terms, which could reduce our revenues. If some of our key wealth management product brokers decide not to enter into new contracts with us, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected.

If we fail to attract and retain qualified employees to manage our client relationships, our business could suffer.

Our employees who manage client relationships are responsible for maintaining relationships with our clients, such as serving as our clients’ day-to-day contacts with our clients and carrying out a substantial portion of the client services we deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. As we further grow our business and expand into new cities and regions, we have an increasing demand for high quality employee, mainly client relationship managers, who are capable of delivering satisfactory client services. We have been actively recruiting and will continue to recruit qualified client relationship managers to join us. However, there is no assurance that we can recruit and retain sufficient client relationship managers who meet our high quality requirements to support our further growth. Even if we could recruit sufficient client relationship managers, we may have to incur disproportional training and administrative expenses in order to prepare our local recruits for their job. If we are unable to attract and retain highly productive client relationship managers, our business could be materially and adversely affected. Competition for relationship managers may also force us to increase the compensation of our client relationship managers, which would increase operating costs and reduce our profitability.

If any insurance products distributed by the product brokers we work with or our business practices or the business practices of any of the product brokers we work with are deemed to violate any new or existing Hong Kong laws or regulations, our business, financial condition and results of operations could be materially and adversely affected.

Insurance products and insurance products service providers are strictly regulated in Hong Kong. While we believe we are not regulated as an insurance agent or an insurance broker under Hong Kong laws, we may be affected by Hong Kong financial regulations as a result of the insurance products distributed by the product brokers we work with and our relationships with those product brokers. Under the Criminal Procedure Ordinance (Chapter 221 of the Laws of Hong Kong), or the CPO, any person who aids, abets, counsels or procures the commission by another person of any offence shall be guilty of the like offence. If any insurance products distributed by any product broker we work with, or the business practice of the product brokers, is deemed to violate any Hong Kong laws or regulations, we cannot assure you that we will not be liable for assisting in the distribution of the product or otherwise found guilty of aiding, abetting, counseling or procuring the same offence committed by the product broker, even if we are not the direct provider of the product. Under the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong), or the IO, any person who induces or attempts to induce another person to enter into a contract of insurance by making a false, misleading or deceptive statement, promise or representation, or by making a dishonest concealment of material facts commits an offence and is subject to a maximum fine of HK$1,000,000 (approximately $129,000) and imprisonment for up to two years. Further, under the IO, any person who holds himself/herself out to be (i) an insurance agent if he/she is not an appointed insurance agent of an insurer; or (ii) an insurance broker if he/she is not an authorized insurance broker, commits an offence and is subject to a maximum fine of HK$1,000,000 (approximately $129,000) and imprisonment for up to two years. If any of the insurance brokers we work with is deemed to commit any of these offences, we cannot assure you that we will not be found guilty of the same offence and liable for the same penalties if we are found guilty of aiding, abetting, counseling or procuring the same offence. As a result of any of the foregoing, our business, financial condition and prospects could be materially and adversely affected.

We are subject to concentration risk because we generated the majority of our revenues through a limited number of product brokers and advisory service clients.

For the fiscal year ended September 30, 2021, we generated the majority of our total revenue from asset management services using short-term IPO investment strategy. For the fiscal years ended September 30, 2019 and 2020, we generated the majority of our total revenues through a limited number of product brokers and advisory service clients. We generated all of our revenues from wealth management services through cooperation with four insurance brokers in the fiscal year 2019, and Blue Ocean Wealth Management (Hong Kong) Limited (“Blue Ocean”), one of those insurance brokers, accounted for approximately 20% of our total revenues (wealth management and asset management services). In addition, we generated 51% of our total revenues for the fiscal year ended September 30, 2019 from three advisory services clients. For the fiscal year ended September 30, 2020, we generated all of our revenues from wealth management services through cooperation with Blue Ocean, which accounted for approximately 68.64% of our total revenues (wealth management and asset management services), and we generated 28% of our total revenues from one advisory services client. In addition, we generated 82.34% of our total revenues for the fiscal year ended September 30, 2021 using short-term IPO investment strategy. Our partnerships with these product brokers and advisory service clients are not on an exclusive basis, and the contract durations generally are for one-year periods or shorter. Additionally, we commenced our wealth management operations in the U.S. market since March 2022 through our indirect subsidiary, PWAI, a California corporation. Through PWAI, we currently only work with one insurance broker based in the U.S. If these product brokers change their policies, terminate their business relationship with us or do not renew their agreements with us, our business and result of operations may be materially and adversely affected. If we are not able to expand into new verticals and increase penetration in existing verticals to increase the number of our product brokers, retain our existing relationships with product brokers or renew our existing contracts with product brokers on terms favorable to us, our results of operations will be materially and adversely affected. Similarly, if we are unable to secure business relationship with new advisory service clients in a timely manner, or at all, our results of operations will be materially and adversely affected.

During the fiscal years ended December 31, 2019, 2020 and 2021, we generated the majority of our revenues from wealth management services through a limited selection of wealth management products.

During the fiscal years ended December 31, 2019, 2020 and 2021, we generated the majority of our total wealth management services revenues through a limited selection of wealth management products, and we expect to continue to generate our revenues from wealth management services through a limited selection of wealth management products. For the fiscal years ended September 30, 2019 and 2020, we generated approximately 27% and 69% respectively, of our total net revenue from the subscription by our clients of savings plans. For the fiscal year ended September 30, 2021, due to the impact of ongoing COVID-19 pandemic, we generated an insignificant amount in revenue from referral fees, all of which was from our clients’ subscription of high-end medical insurance policies. If any product providers decide to terminate underwriting savings plan policies, our clients may not immediately subscribe to other policies, or other wealth management products, and our business and result of operations may be materially and adversely affected. Additionally, if any product providers decide to decrease the referral fees associated with savings plan policies, our revenues are expected to decrease, and our business and result of operations may be materially and adversely affected. Furthermore, if our clients decide to work with other service providers to subscribe for other wealth management products, our results of operations will be materially and adversely affected.

The wealth management products that the product brokers distribute to our clients involve various risks and the failure of product brokers to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

The product brokers we work with distribute a broad variety of wealth management products supplied by third-party product providers, which currently are primarily general insurance products and investment-linked insurance products. These products often have complex structures and involve various risks, such as market risk, liquidity risk, credit risks and inflation risk. The product brokers we work with must accurately describe the products to, and evaluate them for, our clients. Our success in having the clients we refer to insurance brokers purchase insurance products from such brokers depends, partly, on the clients’ trust on us to recommend quality product brokers who have the knowledge know-how and expertise to advise on the various risks. If the product brokers we work with fail to identify and fully appreciate the risks associated with products that are distributed to our clients, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our recommendation of the product brokers, our reputation, client relationships, business and prospects will be materially and adversely affected.

Any failure to ensure and protect the confidentiality of our clients’ personal data could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our services involve the exchange of information, including detailed personal and financial information regarding our clients, through a variety of electronic and non-electronic means. We rely on a complex network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. If we do not maintain adequate internal controls or fail to implement new or improved controls, this data could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we inappropriately disclose any client’s personal information, or if third parties are able to penetrate our network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information. Any such event could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

PGA, the fund we manage, can be redeemed periodically, which has occurred and may reoccur in the future, which may result in an adverse effect on our business, results of operations and/or financial condition.

Pursuant to the fund documents signed by us and the fund investors, PGA can be redeemed periodically. Several investors of PGA have redeemed their investment in the past, and the remaining investors of PGA may redeem their investment at any time. Pursuant to the fund documents signed by us and the fund investors, we, as fund manager, also have the right to liquidate our fund upon the occurrence of certain events as provided in the fund documents. As such, if all or some of the investors in the fund redeem their investments, or if we liquidate the fund upon occurrence of certain events, we will be unable to receive our performance fees and carried interest as expected, which could result in an adverse effect on our business, results of operations and/or financial condition.

Poor performance of the fund that we manage or a decline in the value of the underlying assets to our fund would cause a decline in our revenue, income and cash flow, and could adversely affect our ability to raise capital for future investment funds.

Investment performance is a key competitive factor for assets in the fund managed by us. Strong investment performance helps us to retain and expand our client base. Strong investment performance is therefore an important element to our goals of maximizing the value of the assets under our management. There can be no assurance as to how our future investment performance will compare to our competitors or that our historical performance will be indicative of future returns. Any drop or perceived drop in our investment performance as compared to our competitors could cause a decline in the purchase of investment products and services from us through our asset management operation or from our product brokers through our wealth management operation. These impacts may also reduce our aggregate amount of AUM and management fees. As we manage and advise fund of funds that invest in top ranked hedge funds where the investment performance and the investment strategies of the underlying assets are not controlled by us, but determined by the managers of the underlying funds and other economic and market events not controlled or foreseeable by us, such as interest rate fluctuation, global financial crisis, flash crash and other black swan events. Further, as we managed the fund PCM1 which invested in a fund in the form of a limited partnership (the “Underlying Fund”), which in turn invested in securities in the international capital market, where PCM1 was the limited partner and a third-party fund manager was general partner who manages and controls the Underlying Fund, and the Underlying Fund invested as anchor investor in the IPO shares of a company prior to its listing on Hong Kong Stock Exchange, the Underlying Fund is not controlled by us and the price of the securities may move up or down, and may become valueless and it is likely that losses will be incurred rather than profit.

In the event that the fund that we manage were to perform poorly, our revenue, income and cash flow could decline. Poor performance of our investment fund could also make it more difficult for us to raise new capital. Investors might decline to invest in future investment funds we raise. Investors and potential investors in our fund continually assess the performance of the fund that we manage, and our ability to raise capital for existing and future investment funds will depend on the continued satisfactory performance of such funds. Accordingly, poor fund performance may deter future investment in the fund we manage and thereby decrease the capital invested in such fund and ultimately our performance fee and management fee income. Alternatively, in the face of poor fund performance, investors could demand lower fees or fee concessions for existing or future funds which would likewise decrease our revenue.

In addition, the profitability of our growing asset management services is affected by fees charged based on the value of AUM. Any impairment on the value of the underlying assets to our fund of funds, whether caused by fluctuations or downturns in the underlying markets, the underlying funds or otherwise, will reduce our revenues generated from asset management business, which in turn may materially and adversely affect our overall financial performance and results of operations.

PCM1, a fund we used to manage, invested in IPO shares of a company through an underlying fund. The discretionary accounts we managed also invested in the IPO shares of certain target companies listed on the Hong Kong Stock Exchange. We may continue providing discretionary account management services or launch funds with similar short-term IPO market investment strategy in the future, which involves substantial investment risks.

PCM1 was launched in January 2021 and ceased operations in February 2021, which invested in the Underlying Fund, which invested as anchor investor in the IPO shares of a company prior to its listing on the Hong Kong Stock Exchange. PCM1 contributed to 60.28% of our total revenue for the fiscal year ended September 30, 2021. In addition, the discretionary accounts we managed also invested in the IPO shares of certain target companies on the main board of the Hong Kong Stock Exchange. Discretionary account management services involving short-term IPO investment strategy contributed to 22.06% of our total revenue for the fiscal year ended September 30, 2021. Our asset management services involving short-term IPO investment strategy contributed to a total of 82.34% of our total revenue for the fiscal year ended September 30, 2021. In the future, we may continue providing discretionary account management services or launch funds with similar short-term IPO investment strategy. However, such investment strategy involves substantial risks. For instance, funds adopting short-term IPO investment strategy may have only one underlying asset, and therefore as the trading price of the investment shares fluctuates, the value of the investment in such funds could fluctuate significantly as well. If the trading price of the investment shares decreases, the value of the investment in such funds will decrease accordingly. Even if the trading price of the investment shares remains stable, our clients will still lose money due to fees charged in connection in investing in our funds. In addition, a lack of diversification of invested assets in the discretionary accounts we manage involves substantial investment risks. As such, our clients could suffer a substantial loss with such funds. Furthermore, short-term IPO investment strategy involves unique risks to investors they might not be otherwise subject to if they choose to make other private or public investments in a company’s shares. If the target investment company fails to launch or close its IPO as originally planned, our investors’ investment will turn into indirectly investment in private shares of the target company and, as such, we may be subject to additional restrictions in selling the shares in our funds, exposing our investors to additional risks and uncertainties. In addition, the initial offering price of the target company’s shares may be overpriced, in which case if the share price decreases after the trading starts, our investors may suffer significant loss in their investment. We cannot assure you that any funds adopting short-term IPO investment strategy will be profitable or we will be able to generate profits for our clients in managing their investment accounts, and if the investments in funds or managed accounts that adopt the short-term IPO investment strategy go down in value, revenues generated from such funds will significantly decrease, which may materially and adversely affect our financial condition and results of operations.

Any failure by us to comply with applicable anti-money laundering laws and regulations in our asset management business could damage our reputation.

We are required to comply with applicable anti-money laundering and anti-terrorism laws and regulations in Hong Kong and the Cayman Islands in respect of our assets management operation. These regulations require us, among others, to perform verification of customer identification, reporting of suspicious transactions, and preservation of customer identification information and transaction records. See “Regulations—Regulations Related to our Business Operation in Hong Kong—Regulations related to anti-money laundering and counter-terrorist financing” and “Regulations—Cayman Islands Regulations” for further details. While we have adopted relevant procedures and policies such as client onboarding due diligence including name screening for purposes of anti-money laundering compliance, reviewing client profiles, transactions and funds transfer. We also conduct anti-money laundering risk self-assessment including reviewing our anti-money laundering policy and procedures periodically to ensure that we comply with anti-money laundering guidance and counter-terrorist financing guideline. We cannot assure you that we will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to completely eliminate any risk of being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations.

Furthermore, if any of the hedge funds that we invest in fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee misconduct.

We have devoted significant resources to develop our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

Moreover, we are subject to the risks of errors and misconduct by our employees, which include:

●	engaging in misrepresentation or fraudulent activities when we market our brand as a wealth management service provider to clients and potential clients;

●	improperly using or disclosing confidential information of our clients, third-party wealth management product brokers or providers or other parties;

●	concealing unauthorized or unsuccessful activities; or

●	otherwise not complying with laws and regulations or our internal policies or procedures.

Although we have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and deter, and could harm our business, results of operations or financial performance.

In addition, although we perform due diligence on clients, we cannot assure you that we will be able to identify all the possible issues based on the information available to us. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our failure to respond in a timely and cost-effective manner to rapid product innovation and service upgrade in the financial services industry may have an adverse effect on our business and operating results.

The financial services industry is increasingly influenced by frequent new product and service introductions and evolving industry standards. We believe that our future success will depend on our ability to continue to anticipate the evolving needs of our clients, product innovations and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify service opportunities in our wealth management services operation and new product opportunities in our asset management operation or introduce these opportunities in a timely and cost-effective manner. In addition, service and product opportunities that our competitors develop or introduce may render our services and products noncompetitive. As a result, we can give no assurances that service upgrades and product innovation that may affect our industry in the future will not have a material adverse effect on our business and results of operations.

Non-compliance with applicable regulations and illegal activities on the part of third parties with which we conduct business could disrupt our business and adversely affect our results of operations.

Our third-party product brokers, providers or other business counterparties may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our business activities and reputation and in turn, our results of operations. Although we conduct due diligence on our business counterparties, we cannot be certain whether any such counterparty has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. Under the CPO, any person who aids, abets, counsels or procures the commission by another person of any offence shall be guilty of the like offence. Accordingly, if any of our business counterparties is deemed to commit any offence, we cannot assure you that we will not be found guilty of the same offence and liable for the same penalties if we are found guilty of aiding, abetting, counseling or procuring the same offence. We cannot assure you that these counterparties will continue to maintain all applicable permits and approvals, and any non-compliance on the part of these counterparties may cause potential liabilities to us and in turn disrupt our operations.

The impairment or negative performance of other participants in the financial services industry could adversely affect us.

We routinely work with counterparties in the financial services industry, including asset management companies, product brokers and other institutions, when providing our services. A decline in the financial condition of one or more financial services institutions may expose us to credit losses or defaults, limit our access to liquidity or otherwise disrupt the operations of our businesses. While we regularly assess our exposure to counterparties in the financial services industry, the performance and financial strength of specific institutions are subject to rapid change, the timing and extent of which cannot be known.

Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we transact business or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties. As a result, our operations and financial performances may be adversely impacted.

If we fail to promote and maintain our brand in a cost-efficient way, our business and results of operations may be harmed.

We believe that, in addition to relying on word-of-mouth client referral through our excellent services, developing and maintaining awareness of our brand effectively is critical to attracting new clients and retaining existing ones. This depends largely on the effectiveness of our client acquisition strategy, our marketing efforts, our cooperation with our business partners and the success of the channels we use to promote our services. If any of our current client acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new clients in a cost-effective manner or persuade potential clients to use our financial services.

It is likely that our future marketing efforts will require us to incur expenses. These efforts may not result in increased revenues in the immediate future or any increases at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

Our business depends on the continued efforts of our senior management. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. In particular, Mr. Hongtao Shi, our chairman of the board of directors (the “Chairman”) and Chief Executive Officer, is critical to the management of our business and operations and the development of our business strategies. While we have provided various incentives to our management, there can be no assurance that we can continue to retain their services. If one or more members of our senior management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. Any new executive we recruit may fail to develop or implement effective business strategies. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong or we may be unable to enforce them at all.

We may fail to obtain and maintain licenses and permits necessary to conduct our operations in Hong Kong or in the Cayman Islands, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in Hong Kong or the Cayman Islands.

The laws and regulations governing the financial services industry in Hong Kong are mainly the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the SFO, and its subsidiary legislation. Depending on the type of products and services being offered, financial service providers may be subject to the supervision and scrutiny by different authorities, and may be required to obtain and hold different licenses or permits. See “Regulation” for further details.

We currently hold the following licenses, through PAM, from the SFC: (i) SFO Type 4 License, effective as of November 15, 2016, for conducting regulated activities related to advising on securities; and (ii) SFO Type 9 License, effective as of November 15, 2016, for conducting regulated activities related to asset management. We cannot assure you that we will be able to maintain our existing licenses, qualifications or permits, renew any of them when their current term expires or obtain additional licenses necessary for our future business expansion. Failure to comply with the applicable laws, rules and regulations may result in fines, injunctive orders, deregistration and other penalties, as well as adverse reputational risk, including negative publicity or perception. In extreme cases, we may be hampered or prevented from conducting business in a normal manner and some or all of our licenses may be suspended or revoked. Withdrawal, amendment, revocation or cancellation of any regulatory approval in respect of any part of our activities could cause us to cease conducting a particular regulated activity or change the way in which it is conducted. Furthermore, we have to ensure continuous compliance with all applicable laws, regulations and guidelines, and satisfy the SFC that PAM remains fit and proper to be licensed. If there is any change or tightening of the relevant laws, regulations and guidelines, it may materially and adversely affect our business operation. We cannot assure you that we will be able to maintain our qualification to sell private investment fund products or other regulated fund products or provide securities related advisory services. Accordingly, our business operations and financial results might be materially and adversely affected.

We may also be subject to regulatory inspections and investigations from time to time. With respect to SFC investigations, we may be subject to secrecy obligations under the SFO whereby we are not permitted to disclose certain information relating to the SFC investigations. Also, unless we are specifically named as the party that is being investigated under the SFC investigation, we generally do not know whether we, any member of the Company and all of its the subsidiaries, or any of their respective directors or staff or any responsible officer or licensed representative of PAM is the subject of the SFC investigations. If the results of the inspections or investigations reveal serious misconduct, the SFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers or licensed representative and/or any of our staff. Any of such disciplinary actions could have an adverse impact on our business operations and financial results.

Some of our clients reside in other countries or jurisdictions other than Hong Kong and the Cayman Islands. We may incur substantial additional costs to obtain and maintain required licenses and permits and/or comply with applicable laws and regulations. To the extent that we fail to obtain or maintain any required licenses or permits, or fail to comply with such laws and regulations, our business operations may suffer, and our results of operations and financial condition may be materially and adversely affected.

With respect to our wealth management services operation, we believe that we are not required to obtain additional licenses. Under the IO, an insurance agent means “a person who holds himself out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or subagent of one or more insurers”, and an insurance broker means “a person who carries on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance”. As we do not hold ourselves out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or subagent of one or more insurers, nor do we carry on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance, our business activities do not fall within the meaning of “insurance agent” or “insurance broker” under the IO and accordingly, we believe we should not be regulated as an insurance agent or an insurance broker under Hong Kong laws as the agent of the policy holder or potential policy holder or advising on matters related to insurance. Nonetheless, we cannot assure you that we will not be deemed to be directly distributing wealth management products or be deemed by government authority as carrying on the business as an insurance agent or insurance broker if they interpret the relevant rules differently and may be subject to registration of licenses and permits, and regulation under the IO. In such cases, we may need to cease the provision of such services or obtain the relevant licenses and qualifications.

In addition, if future Hong Kong regulations require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. It is also possible that changes or adverse outcomes of regulatory reviews would restrict the range of services that we are able to offer or the fees that we are able to charge. This could increase our costs of maintaining regulatory compliance. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

PGAM, being incorporated in the Cayman Islands, has been registered as a “Registered Person” with the Cayman Islands Monetary Authority (“CIMA”) under Securities Investment Business Act (Revised) of the Cayman Islands, or SIBA. Additionally, a “Registered Person” under SIBA will need to comply with, among other things, SIBA and the International Tax Co-operation (Economic Substance) Act (2021 Revision) (the “ES Act”) and associated regulations. We cannot assure you that PGAM will be able to maintain its status or qualifications as a “Registered Person” under SIBA and comply with the ES Act and associated regulations.

We could be regarded as subject to SFC’s regulations and subject to liabilities if we are found in violation of SFC’s regulations.

PGAM, being the manager of PCM1, could be regarded as subject to the SFC’s regulations and thus be required to obtain from the SFC a Type 9 License for conducting regulated activities related to asset management. PCM1 invested in the Underlying Fund, where PCM1 was the limited partner and a third-party fund manager was general partner who assumed ultimate responsibility for the management and control of the Underlying Fund. The Underlying Fund invested as anchor investor in the IPO shares of a company prior to its listing on the Hong Kong Stock Exchange. While the relevant rules and guidelines have not clearly defined if conducting asset management for Hong Kong investors would constitute a regulated activity which is subject to the SFO, the SFC reserves the discretion to assess the nature of the business activities as a whole taking into account a number of factors, including but not limited to the level of connections of the services provided within Hong Kong, whether the services are packaged to target the public of Hong Kong and whether the services are sought out by the customers on their own initiative, and make determination. Among the investors of PCM1, at least 4 individual investors or the ultimate beneficial owner of the corporate investors could be regarded as Hong Kong investors. As such, subject to the SFC’s discretion, there is a possibility that PGAM could be regarded as conducting the regulated activity of asset management which is subject to the SFC’s regulations for the purpose of protecting Hong Kong investor’s interests. In such event, if PGAM did not have a reasonable justification, PGAM could be found guilty of a criminal offence and even be held liable on conviction to a fine of HK$5,000,000 (approximately $641,000). Please see “Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to our Asset Management Services and Related Advisory Services.”

We may be subject to criminal liabilities as a result of contraventions of regulations related to employment and labor protection in Hong Kong.

Under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. For the periods between November 1, 2016 and October 4, 2017, PAM has not taken sufficient employee compensation insurance for its employees required of PAM under the ECO. For the period between July 7, 2018 and August 23, 2018, since PAM was in the process of renewing its employee compensation insurance policy, PAM has not taken employee compensation insurance for its employees required of PAM under the ECO during such period. For the period between September 25, 2017 and August 23, 2018, due to lack of corporate bank account, PWM has not taken sufficient employee compensation insurance for its employees required of PWM under the ECO. As a result of the foregoing, PAM and PWM may be found guilty of a criminal offence and be held liable on conviction to a fine of HK$100,000 (approximately $12,900). Please see “Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to employment and labor protection — Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong).”

Under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, every employer of an employee of 18 years of age or above but under 65 years of age is required to take all practical steps to ensure the employee becomes a member of a registered non-governmental mandatory provident fund scheme, or MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For the period between October 17, 2017 and August 9, 2018, instead of making contributions to the MPF Scheme required under the MPFSO, PWM paid the amounts directly to its employees. As a result of the foregoing, PWM may be found guilty of a criminal offence and be held liable on conviction to a fine of HK$350,000 (approximately $45,200). Please see “Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to employment and labor protection — Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong).

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of high net worth and ultra-high net worth individuals or enterprises that are current or potential clients, is critical to our business. Our reputation and brand is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products from brokers recommended by us which turned out to be unsuitable or by our clients who invested in the asset management funds we operate that had poor performance. We may also encounter complaints alleging misrepresentation on the part of our relationship managers or other employees or that we have failed to carry out a duty owed to them. This risk may be heightened during periods when clients are experiencing losses or when the wealth management products do not provide the returns as expected. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. The contracts between ourselves and third-party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and operating results. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We generated cash flows from operating activities in the amount of $1,302,350 in the fiscal year ended September 30, 2021, a decrease of $1,080,331 compared to cash flows generated from operating activities in the amount of $2,382,681 in the fiscal year ended September 30, 2020. We generated cash flows from operating activities in the amount of $2,382,681 in the fiscal year 2020, a decrease of $185,688 compared to cash flows generated from operating activities in the amount of $2,568,369 in the fiscal year 2019. In addition, we generated a net income of approximately $1,912,016 during the fiscal year 2021. We cannot assure you that our business model will allow us to continue to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our company’s development. Inability to collect our referral fees and asset management revenues from service providers and clients in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and operating results. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you that this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions, or to grow our business substantially. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar.

Exchange rate fluctuations between the U.S. dollar and the Hong Kong dollar, as well as inflation in Hong Kong may negatively affect our earnings. A portion of our revenues and expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Hong Kong operations, including facilities-related expenses, are incurred in Hong Kong dollars, and personnel-related expenses are expected to be incurred in Hong Kong dollars. Consequently, inflation in Hong Kong will have the effect of increasing the dollar cost of our operations in Hong Kong, unless it is offset on a timely basis by a devaluation of the Hong Kong dollar, as applicable, relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Hong Kong or the rate of devaluation of the Hong Kong dollar, as applicable, against the U.S. dollar. In addition, we are exposed to the risk of fluctuation in the value of the Hong Kong dollar vis-a-vis the U.S. dollar. While the Hong Kong government has continued to pursue a fixed exchange rate policy, with the Hong Kong dollar pegged at approximately HK$7.80 to $1.00, we cannot assure you that such policy will be maintained. Any significant appreciation of the Hong Kong dollar against the U.S. dollar would cause an increase in our Hong Kong dollar expenses, as applicable, as recorded in our U.S. dollar denominated financial reports, even though the expenses denominated in Hong Kong dollars, as applicable, will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries or areas other than Hong Kong where we operate and do business may also negatively affect our earnings.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, trade secrets and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business—Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot ensure that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will provide us with competitive advantages. Moreover, our business partially relies on technologies developed or licensed by third parties, and we may not be able to obtain licenses and technologies from third parties on reasonable terms, or at all.

Third parties may obtain and use our intellectual property without our due authorization. Confidentiality and non-compete agreements may be breached by counter-parties. In such cases, we may need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Such legal actions to enforce our intellectual property rights could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure you that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and operating results.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including client relationship management, asset management professionals, macro analysis professionals. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we plan to invest significant time and expenses in training our employees, which we expect will increase their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our high net worth and ultra-high net worth clients, resulting in a material adverse effect to our business.

Increases in labor costs in the Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and make severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. See “Regulations—Regulations Related to Our Business Operation in Hong Kong—Regulations related to employment and labor protection—Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)” for details. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

We do not have any business insurance coverage.

Currently, while we do maintain worker’s injury insurance, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, we are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform. Our business could also be adversely affected if employees of ours or our business partners are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the economy in Hong Kong and China in general.

Risks Related to Our Ordinary Shares and This Offering

Our controlling shareholder has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of the date of this prospectus, Mr. Chi Tak Sze, our founder, controlling shareholder and director, beneficially owns an aggregate of approximately 63.75% of our issued and outstanding Ordinary Shares through Prestige Financial Holdings Group Limited. As a result of Mr. Sze’s substantial shareholding, Mr. Sze has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Sze may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. We are a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of September 30, 2019, 2020 and 2021, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB as of September 30, 2019, 2020 and 2021. The material weakness identified related to limited accounting staff and resources with appropriate knowledge of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and SEC reporting and lack of sufficient documented financial closing policies and procedures.

As of September 30, 2021, we have implemented measures and intend to continue to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including engaging qualified financial and accounting advisory team and relevant staff with experience in U.S. GAAP and SEC reporting requirements to strengthen the financial reporting function and set up a financial and system control framework. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. Presence of material weaknesses in our internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of September 30, 2019, 2020 and 2021. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee and an audit committee. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the corporate governance requirements of the Nasdaq Listing Rules. However, we may, in the future, consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We are seeking to have our securities approved for listing on Nasdaq upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time.

In addition, following this offering, in order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria of Nasdaq for maintaining our listing, our securities could be subject to delisting.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Ordinary Shares;

●	reduced liquidity with respect to our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, and consequently, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Our corporate affairs are governed by our memorandum and articles of association, as amended and by the Companies Act (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary responsibilities of our directors and officers to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a majority of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our memorandum and articles of association, which became effective on October 25, 2018, prior to the date of this prospectus, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice requirement of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Advance notice of not less than ten (10) clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders entitled to vote and present in person or by proxy, representing not less than one-third of all voting power of the Company’s share capital in issue throughout the meeting.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this prospectus include audit documentation located in China. Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect our audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this prospectus filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.

Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. However, recent developments with respect to audits of Hong Kong based companies, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently unable to conduct inspections of audit firms located in China and Hong Kong. They are currently able to conduct inspections of U.S. audit firms where audit work papers are located in China however PCAOB requests for workpapers are subject to approval by Chinese authorities. The audit workpapers for our Hong Kong operations are located in China.

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected, and we could be delisted if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions, and identifies the registered public accounting firms in China and Hong Kong that are subject to such determinations. The PCAOB has made such designations as mandated under the HFCAA. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. The auditor of the Company, Marcum Bernstein & Pinchuk LLP, is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect.

Should the PCAOB be unable to fully conduct inspections of our auditors’ work papers in China, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect us.

There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our Ordinary Shares. We have applied to list our Ordinary Shares on the Nasdaq Capital Market. There is no guarantee that our application will be approved by Nasdaq. If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. The public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters and may bear little or no relationship to the market price for our Ordinary Shares after the public offering. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

When our Ordinary Shares are approved by Nasdaq and begin trading on Nasdaq, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Ordinary Shares may not develop or be sustained.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of $3.68 per Ordinary Share, assuming an initial public offering price of $6.00, the mid-point of the price range set forth on the cover page of this prospectus. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding warrants or options we may grant from time to time.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 5,000,000 Ordinary Shares is outstanding before the consummation of this offering and 7,500,000 Ordinary Shares will be outstanding immediately after the consummation of this offering, assuming no exercise of the underwriters’ over-allotment option and excluding the Ordinary Shares underlying the underwriters’ warrants. After this offering, the Ordinary Shares held by our directors, executive officers, and existing beneficial owners of 5% or more of our outstanding Ordinary Shares will be available for sale upon the expiration of the lock-up period ending 180 days after the commencement of sales of the offering, subject to certain restrictions. See “Shares Eligible for Future Sale.” Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriters. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Hong Kong companies;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports of the Company and the financial services industry in general;

●	conditions in Hong Kong wealth management and asset management industries;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other wealth management and asset management companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

If we are classified as a passive foreign investment company, U.S. taxpayers who own our Ordinary Shares may have adverse U.S. federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year ended September 30, 2022 or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services and the products and services distributed by our collaborating product brokers;

●	our expectations regarding the expansion of our client base;

●	our relationships with our business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our right to use our trademark, Prestige, in Hong Kong, which is our only market;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of Mr. Hongtao Shi, our Chief Executive Officer;

●	overall industry and market performance;

●	uncertainty about the COVID-19 pandemic and the impact it may continue to have on the Company’s business and results of operations;

●	uncertainty about the travel restrictions and quarantine measures on traveling between Hong Kong and China and their impact on the ability of our wealth management clients to purchase insurance policies; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications including industry data and information from Frost & Sullivan. Statistical data in these publications also include projections based on a number of assumptions. The wealth management and asset management industries in Hong Kong and the PRC, may not grow at the rate projected by market data, or at all. Failure of our industries to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the new and rapidly changing nature of the wealth management and asset management industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. In addition, Cayman Islands companies may not have standing to sue before federal courts of the United States.

Substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and officers are nationals or residents of Hong Kong and a majority of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [●] as our agent to receive service of process upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our Cayman Islands counsel, and Miao & Co. (in association with Han Kun Law Offices) (“Miao & Co.”), our Hong Kong counsel, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the foreign courts against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Miao & Co. has further advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us and based upon an assumed initial public offering price of $6.00 per Ordinary Share (the midpoint of the range set forth on the cover page of this prospectus) and assuming that underwriters introduce 100% of the investors and the underwriting discounts are 6.75%, of approximately $12,418,604. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $14,499,854 after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

Proceeds of this offering in the amount of $120,000 shall be used to fund an escrow account for a period of 15 months following the closing of this offering, which account shall be used in the event that we have to indemnify the underwriters pursuant to the terms of the underwriting agreement to be entered into between us and the underwriters in connection with this offering.

Assuming no exercise of the over-allotment option by the underwriters, a $1.00 increase or decrease in the assumed public offering price of $6.00 per Ordinary Share (the midpoint of the range set forth on the cover page of this prospectus), would increase or decrease the net proceeds to us from this offering by $2.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase or decrease of 100,000 Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease net proceeds to us from this offering by US$0.6 million, assuming no exercise of the over-allotment option by the underwriters and no change in the assumed public offering price of $6.00 per Ordinary Share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

	Use of Proceeds	Percentage
Brand promotion	$3.1 million	25%
Hiring of additional client relationship managers and employees	$3.8 million	30%
Expansion of products and services	$4.3 million	35%
General working capital	$1.2 million	10%

In the event that the underwriters’ over-allotment option is exercised in full, we intend to use such proceeds (approximately $14.5 million) for the same purposes in the same proportions specified above.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Our directors declared a cash dividend in the aggregate amount of US$3,500,000, or US$0.70 per share, payable to the shareholders of our Company whose names appear in the register of members of the Company as of March 5, 2021, in accordance with our articles of association currently in effect. Prestige Financial Holdings Group Limited agreed to use the cash dividend payable by us in the amount of approximately US$2.34 million to offset part of the loan principal and interest due to us, and we paid the cash dividend of approximately US$1.16 million to other shareholders pro rata as of September 30, 2021.

After this cash dividend distribution, we intend to keep all future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. As a holding company, our ability to pay and declare dividends will depend on a number of factors, including our receipt of funds from our British Virgin Islands subsidiaries, PPWM and PAI. PAI in turn relies on its subsidiaries, PAM, PGAM, and PGCI for funds. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or subject to the provisions of the Company’s memorandum and articles of association, its share premium account, provided that in no circumstances may a dividend be paid to shareholders out of its share premium account unless, immediately following the date on which the dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong Enterprise Taxation.”

Any dividends to be paid by us are not subject to taxation in the Cayman Islands or the British Virgin Islands under current laws and regulations. See “Taxation — Cayman Islands Taxation” and “Taxation — British Virgin Islands Taxation.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2021:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering, at the initial public offering price of $6.00 per Ordinary Share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated discounts to the underwriters and the estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional Ordinary Shares).

You should read this capitalization table in conjunction with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	September 30, 2021
		As adjusted
	$	$	$
Equity		Without exercise of over-allotment option	With full exercise of over-allotment option
Share capital ($0.001 par value, 10,000,000 Ordinary Shares authorized, 5,000,000 Ordinary Shares issued and outstanding; 7,500,000 Ordinary Shares issued and outstanding, as adjusted)	5,000	7,500	7,875
Subscription receivable	-	-	-
Additional paid-in capital(1)	666,367	13,077,471	15,158,346
Retained earnings	3,324,207	3,324,207	3,324,207
Accumulated other comprehensive income	17,411	17,411	17,411
Total equity	4,012,985	16,426,589	18,507,839
Total capitalization	4,012,985	16,426,589	18,507,839

(1)	The additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fees, underwriters expense allowance and other expenses.

The actual and as adjusted information set forth in the table above excludes warrants to purchase up to 125,000 Ordinary Shares issuable to the underwriters in connection with this offering.

Assuming no exercise of the over-allotment option by the underwriters, a US$1.00 increase (decrease) in the assumed initial public offering price of US$6.00 per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$2.3 million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated expenses payable by us. An increase (decrease) of 100,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization on an as adjusted basis by approximately US$0.6 million, assuming the assumed initial public offering price of $6.00 per Ordinary Share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and non-accountable expense allowance calculated based on the assumption that the underwriters introduce 100% of the investors and estimated offering expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of September 30, 2021 was approximately $4,012,985, or $0.8 per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated discounts to the underwriters and the estimated offering expenses payable by us.

After giving further effect to the sale of Ordinary Shares in this offering at an assumed initial public offering price of $6.00 per Ordinary Share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and non-accountable expense allowance calculated based on the assumption that the underwriters introduce 100% of the investors and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2021 is approximately $16,426,589, or approximately $2.19 per Ordinary Share. This represents an immediate increase in as adjusted net tangible book value per Ordinary Share of $1.39 to our existing shareholders and an immediate dilution in as adjusted net tangible book value per Ordinary Share of approximately $3.81 to new investors purchasing Ordinary Shares in this offering. The following table illustrates this dilution on a per Ordinary Share basis:

	No Exercise of Over- allotment Option	Full Exercise of Over- allotment Option
Assumed initial public offering price per ordinary share	$6.00	$6.00
Net tangible book value per Ordinary Share as of September 30, 2021	$0.80	$0.80
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$1.39	$1.55
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$2.19	$2.35
Dilution per Ordinary Share to new investors in this offering	$3.81	$3.65

Each $1.00 increase (decrease) in the assumed initial public offering price of $6.00 per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2021 after this offering by approximately $0.31 per Ordinary Share, and would increase (decrease) dilution to new investors by $0.69 per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts calculated based on the assumption that the underwriters introduce 100% of the investors. An increase (decrease) of 100,000 Ordinary Share in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2021 after this offering by approximately $0.04 per Ordinary Share, and would decrease (increase) dilution to new investors by approximately $0.04 per Ordinary Share, assuming the assumed initial public offering price per Ordinary Share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts calculated based on the assumption that the underwriters introduce 100% of the investors. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after the offering would be $2.35, the increase in net tangible book value per Ordinary Share to existing shareholders would be $1.55, and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be $3.65.

The table and discussion above are based on 5,000,000 Ordinary Shares outstanding as of September 30, 2021.

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended September 30, 2021, 2020 and 2019 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a wealth management and asset management services provider based in Hong Kong. We strive to serve our high net worth and ultra-high net worth clients in Asia by identifying wealth management product brokers and underlying investment products to match the wealth management and preservation objectives of our clients. We also provide asset management services and discretionary account management services. Previously, we provided asset management related advisory services and onboarding services by acting as the investment advisor and fund manager for our clients. We believe that our wealth management services and asset management services cater to different objectives of our clients. We believe our clients allocate their funds according to their financial objectives through asset investment or wealth management products such as insurance policies, and thus our two operations do not compete with each other. We conduct our operations primarily through our subsidiaries.

Our Wealth Management Service

In 2017, we launched our wealth management services to introduce our clients to product brokers who distribute a variety of wealth management products, such as insurance policies. The product brokers then customize wealth management investment portfolios to meet the investment and wealth management needs of our clients. For the fiscal years ended September 30, 2019, 2020 and 2021, all product brokers we worked with were Hong Kong-based insurance brokers who have access to and distribute a large portfolio of insurance policies from various insurance companies.

In fiscal year 2018, we began generating revenues from our wealth management services, in the form of referral fees paid to us directly by insurance brokers. Such referral fees paid by third-party insurance brokers are calculated based on the value of insurance premium that our clients purchase from insurance brokers that we introduced them to as well as referral fee rate. We work with a selected group of insurance brokers for our wealth management services. We also deliver to our high net worth and ultra-high net worth clients a continuum of value-added services before, during and after our clients’ purchase of wealth management products from brokers that were introduced by us. These value-added services include personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, and referrals to renowned high end medical and education resources. We do not charge our clients fees for these value-added services.

For the fiscal years ended September 30, 2021, 2020 and 2019, we generated approximately 0.07%, 69%, and 27% of our total revenues through our wealth management services operation, respectively. In the fiscal year ended September 30, 2021, we generated all of our wealth management services revenue from referral fees earned from the insurance brokers we worked with for high-end medical insurance policies purchased by our high net worth and ultra-high net worth clients. In the fiscal years ended September 30, 2020 and 2019, we generated 99%, and 93% of our wealth management services revenue from referral fees earned as a result of the purchase of savings plan insurance policies by our high net worth and ultra-high net worth clients from the insurance brokers we worked with. From the launch of our wealth management services to September 30, 2021, we provided referrals to insurance brokers that resulted in purchase of an aggregate of 75 insurance policies, of which 45 were savings plan insurance policies, 17 were critical illness insurance policies, and 13 were high-end medical insurance policies. Among the 45 savings plans purchased, 32 policies have a 5-year term, one policy has a 6-year term, 11 policies have a 10-year term and one policy has a 20-year term.

We support our clients during the origination of the insurance policy products when the clients subscribe to the policies as well as the annual renewals on the policy anniversary dates of each policy and through each policy’s premium payment term.

Referral fees for policy renewals were payable generally at a lower fee percentage than the fee rates in connection with the initial origination of such policies. For the fiscal year ended September 30, 2019, 72% of the referral fees we received were based on first year premiums, and the other 28% were based on renewal premiums. The rates of such referral fees are confidential pursuant to the referral service agreements with each individual insurance broker. For the fiscal year ended September 30, 2019, our referral fee rates were in the range of 4-35% and averaged 10.32% of the total policy premiums purchased upon policy origination, depending on the specific nature of the products and terms of the policies, and our referral fee rates were in the range of 0-2% and averaged 0.47% of the total policy premiums upon policy renewal, depending on the same factors.

On October 1, 2019, we adopted ASC 606 using the modified retrospective method for all contracts not completed as of the date of adoption, and our revenue for the fiscal years ended September 30, 2020 and 2021 was presented under ASC 606 accordingly. As a result of the adoption of ASC 606, revenue from referral fees including referral fees related to policy origination and referral fees for policy renewal were recognized at point-in-time in the stage of policy origination. For the fiscal years ended September 30, 2020 and 2021, all of our wealth management revenue was generated from the referral fees recognized upon policy origination. For the fiscal year ended September 30, 2020, the impact of applying the new revenue standard resulted in an increase in revenue of approximately $159,205. The referral fees were in the range of 5-48% with an average fee of 15.06% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies. For the fiscal year ended September 30, 2021, the impact of applying the new revenue standard resulted in an increase in revenue of $251,063. The referral fees were in the range of 9-32% with an average fee of 15.21% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies.

From the launch of our wealth management services to September 30, 2021, 35 out of the total 45 wealth management clients have purchased 45 savings plan insurance policies from brokers we work with, with 7 clients having purchased multiple savings plans. If and when existing clients purchase multiple insurance policies, we would be entitled to additional referral fees. 16 out of the total 45 clients have purchased multiple insurance policies from brokers we work with, not limited to savings plans. While we believe existing clients will continue to return to us for purchase of additional insurance policies, there can be no assurance that our existing client will do so. For the fiscal year ended September 30, 2021, due to the impact of ongoing COVID-19 pandemic, all our revenue from our wealth management services was generated from three existing clients. Before the outbreak of COVID-19, a majority of our wealth management service revenues came from referrals of new clients from existing clients. During the fiscal years ended September 30, 2020 and 2019, about 70% and 69% of our new clients who contributed approximately 78% and 52% of our wealth management operation revenue were acquired through the referrals of our existing clients, respectively.

Our Asset Management Services

We first launched our asset management services operation in early 2017. As of September 30, 2021, we managed and advised one fund – PGA, and we used to manage fund PCM1. PGA was incorporated in the Cayman Islands as an exempted company in February 2017. PCM1 is an Exempted Limited Partnership registered in the Cayman Islands in January 2021. PGA and PCM1 completed establishment and commenced operations in April 2017 and January 2021, respectively, and PCM1 was fully redeemed by its investors in February 2021. For PGA, our main operating activities for operation are carried out through PGAM, our wholly-owned subsidiary, which serves as the manager of our investment fund, and PAM, our wholly-owned subsidiary, which serves as the investment advisor of our investment fund. For PCM1, PGCI was general partner and PGAM served as the investment manager of PCM1. We charge investors subscription fees, performance fees and management fees in exchange for our services of managing and advising the fund. PGA is set to continue operation unless terminated.

We also provided asset management related advisory services with respect to the formation, operation and ongoing compliance of investment funds in Hong Kong to certain investment company clients intending to raise funds in Hong Kong.

In addition, in the fiscal year ended September 30, 2019, we launched a fund, HYB A FUND SP (“HYB-A”), a segregated portfolio of SPC, and started the fund offering on September 25, 2019. The investment management power with respect to HYB-A, including matters related to investment and asset allocations, was delegated to a third-party investment manager, who was appointed by PGAM as the manager of HYB-A. PGAM provided onboarding services to the third-party investment manager of the fund, and ongoing management services including administration and compliance related services to the fund after its establishment. By delegating investment management power to a third-party investment manager, PGAM no longer retained discretionary investment making power with respect to HYB-A.

Since late 2020, we started providing discretionary account management services to our clients, with PAM as the investment manager.

For the fiscal years ended September 30, 2021, 2020, and 2019, we generated 99.93%, 31% and 73%, of our revenues through our asset management services, respectively.

Factors Affecting Our Results of Operations

Expansion of Our Client Base

Our revenue growth has been driven significantly by the expansion of our client base. In the initial stage of our wealth management operation, our clients were introduced to us by our related parties and their business networks. For the fiscal years ended September 30, 2020 and 2019, about 70% and 69% of the new wealth management clients were acquired through the referrals of our existing clients, respectively, and the new clients contributed to 78% and 52% of our revenue from referral fees for wealth management services, respectively. For the fiscal year ended September 30, 2021, we generated revenues from wealth management services from only three existing clients because of the impact of COVID-19 pandemic. In regards to our asset management business, 21, six and nine clients contributed to our asset management revenue for the fiscal years ended September 30, 2021, 2020 and 2019. We believe that our existing clients are highly satisfied with our high-quality client services, and our complementary value-added services. This is evident from the fact that our existing clientele has been willing to refer high net worth or ultra-high net worth individuals to us as potential clients. As such, we believe our clients are our brand ambassadors, using their influence in their respective networks to promote our services.

Moreover, we benefit from the increase in the number of high net worth and ultra-high net worth individuals in the PRC. The number of high net worth and ultra-high net worth individuals in the PRC has surged from approximately from 1,034,400 in 2015 to 1,527,700 in 2021, at a CAGR of 6.7% from 2015 to 2021 according to Frost & Sullivan. The number of high net worth and ultra-high net worth individuals in the PRC is expected to reach approximately 2,080,400 in 2026 at a CAGR of 6.9% from 2022 to 2026 according to the Sullivan Report. The substantial increase in the number of high net worth and ultra-high net worth individuals in the PRC is expected to fuel the growth of wealth management and asset management services in Hong Kong. Hong Kong is the top choice for high net worth and ultra-high net worth individuals in the PRC for management and preservation of their wealth and investments. Hong Kong is considered by high net worth and ultra-high net worth individuals as the ideal spring board to the global financial markets, according to the Sullivan Report.

We expect to continue to expand our client base through accessing high net worth and ultra-high net worth individuals who are part of the personal and professional networks of our existing clients. We also intend to continue to participate in a wide array of marketing activities to enhance our brand recognition and to continue to grow our business.

Average Transaction Value Per Client

Our average transaction value per client refers to (i) with respect to wealth management services, the average value of wealth management products purchased by our clients from brokers introduced by us and (ii) with respect to asset management services, the average value of assets under management invested by our clients and the asset management related services we provide to our clients. We expect to increase our average value per client by leveraging our competitive advantages and providing competitive wealth preservation and management solutions and asset management related services in the near future.

For the fiscal years ended September 30, 2021, 2020, and 2019, our average total premium of insurance policies per wealth management client was $4,016, $898,050, and $272,716, respectively. Based on these numbers, our average referral fee related to policy origination per client was $611, $135,256, and $28,133, respectively. The reason why our average total premium of insurance policies and average referral fees in the fiscal year ended September 30, 2021 decreased significantly was that, under the travel restrictions caused by the COVID-19 and related mandatory quarantine measures, our clients could not visit Hong Kong in person to complete required physical examination and get their policies approved by the insurance company. Reasons for the increases in our average total premium of insurance policies and average referral fees in the fiscal year ended September 30, 2020 include: (i) the total premium of our clients’ insurance policies was greater than the same period of prior year; (ii) our clients in fiscal year 2020 had more investable assets than our clients in the fiscal year 2019; and (iii) the adoption of ASC 606. The AUM per asset management client for PGA was $2,294,981, $2,540,510, and $1,762,474, as of September 30, 2021, 2020, and 2019, respectively. PCM1 was launched in January 2021 and ceased operations in February, 2021. PCM1 realized an average net asset value of $1,786,257 per client and generated an average net profit of $930,174 per client.

We believe that the majority of our existing clients will return to us to purchase more products from the insurance brokers we work with, or invest additional capital in the investment fund that we manage, given our client satisfaction and our performance.

Furthermore, since late 2018, we started providing asset management related advisory services to certain investment companies with respect to the formation, operation and ongoing compliance of investment funds in Hong Kong. We charged a fixed annual fee for acting as an ongoing advisor, and a one-off fee for acting as a fund formation advisor. In 2019, we provided onboarding services to a fund established by an investment company. From fiscal year 2019 to fiscal year 2021, we provided advisory services to three investment company clients and generated an aggregate revenue of $2,325,338, onboarding services to one investment company client generating revenue of $375,000. In 2020, we started to provide discretionary account management services to clients, and for the fiscal year ended September 30, 2021, we provided discretionary account management services to 16 clients generating revenue of $615,962. We plan to increase our average transaction value per client through expansion of the advisory service and onboarding service which has a higher transaction value per client and also diversifies our client types.

Underlying Products and Service Mix

For our wealth management services operation, we identify and screen wealth management product brokers. For our asset management services operation, we identify and choose asset management products, such as underlying funds, to invest in. We believe the underlying products and service mix affect our revenues and operating profits. In the past, we also provided asset management related advisory services to our clients, including advising our clients in setting up new funds and offering ongoing administration and compliance related services to them. The table below sets forth the total revenue generated from different types of products and services that we have, both in absolute amount and as a percentage of the total revenue, during the periods indicated:

	For the years ended September 30,
	2021	% of Revenue	2020	% of Revenue	2019	% of Revenue
Wealth management services	$1,833	0.07%	$1,758,331	68.64%	$626,032	27.14%

Asset management products and services
Asset Management Funds	1,754,830	62.85%	82,769	3.23%	120,183	5.21%
Asset Management Related Advisory Services	419,554	15.03%	720,700	28.13%	1,185,084	51.39%
Onboarding Services	-	-	-	-	375,000	16.26%
Discretionary Account Management Services	615,962	22.05%	-	-	-	-
Subtotal	2,790,346	99.93%	803,469	31.36%	1,680,267	72.86%
Total net revenue	$2,792,179	100.00%	$2,561,800	100.00%	$2,306,299	100.00%

The composition and amount of revenues generated from our wealth management services and asset management services are affected by the types of services we provide. We earn referral fees substantially all of which are recognized upon policy origination from our wealth management services. We also earn one-off service fees from our asset management related advisory services and onboarding services. For the asset management products and discretionary account management services we distribute and provide, we receive both one-off fees and recurring service fees.

Historically, we generated the majority of our revenues from wealth management services. Through our referral services, our clients could access highly desirable insurance policies that were not accessible to them. For the fiscal year ended September 30, 2019, our revenues from wealth management services decreased both in amount and as a percentage of our total revenues compared to the previous fiscal year, mainly due to a decreased number of visitors to Hong Kong resulting from the continuous and escalated protests in Hong Kong since mid-2019. The amount of revenues from wealth management services as a percentage of all revenues returned to normal level for the fiscal year ended September 30, 2020. Since 2020, due to the travel restrictions and quarantine measures in response to the COVID-19 pandemic, our clients could not visit Hong Kong in person to complete required physical examinations, a requirement for getting their policies approved by insurance companies. Therefore, we materially increased the distribution of our asset management products and services through our investment funds and discretionary account management services, as these services are not affected by the COVID-19, which strategy allowed us to continue generating profits. Meanwhile, compared to the asset management products and services we distributed or provided during fiscal years 2019 and 2020, the asset management products and services we distributed or provided during the fiscal year ended September 30, 2021, which mainly involved short-term IPO investment strategy, have higher returns and fee rates and brought us more one-off fees and recurring service fees. For the fiscal years ended September 30, 2019, 2020 and 2021, our revenues from asset management products and services amounted to $1.7 million, $0.8 million and $2.8 million, respectively.

With respect to our wealth management services, we work with product brokers who distribute a variety of wealth management products, and are qualified to provide investment advices and customize wealth management investment portfolios designed to specifically respond to the investment and wealth management needs of our clients. Currently, and for the fiscal years ended September 30, 2021, 2020 and 2019, all product brokers we work with are Hong Kong-based insurance brokers who have access to, and distribute, a large portfolio of insurance policies from various insurance companies, and who directly compensate us based upon the insurance premiums purchased by our clients.

We launched our wealth management service business with insurance products because we believe that insurance products meet our clients’ wealth management and preservation objectives. Additionally, premiums of long-term insurance products purchased by PRC visitors has slightly decreased from 5.5% in 2015 to 1.4% in 2020, representing a CAGR of -23.9% from 2015 to 2020, mainly due to the outbreak of COVID-19 in Hong Kong and the border-closing measures between Hong Kong and mainland China according to Frost & Sullivan. To successfully subscribe for insurance policies, our clients must be first approved by the relevant insurance companies, and then pay the annual premiums and complete the requisite free-look periods. The brokers pay us referral fees after our clients’ insurance policies are successfully subscribed and when the policies are successfully renewed. The insurance products purchased by our clients primarily include health protection plans and comprehensive disease protection plans, with a significant portion in wealth preservation such as savings plans. Wealth preservation products typically provide long-time compound interests intended to realize wealth preservation and growth. As such, our revenues from wealth management services vary by the type of insurance products our clients decide to purchase, as the rates for the referral fee we receive from wealth management vary with the types of insurance products purchased by our clients through those brokers. While a majority of our revenue was generated from referral fees from clients purchasing savings plans, our clients selected their policies based upon their investment needs, market conditions and broker recommendations, without any recommendation or advice from us. We expect that our plan to increase the number of pews we work with, therefore increasing and diversifying the types of products that can be subscribed to by our clients, will attract more clients to use our services.

Our asset management fund, PGA, is a FOF that invests in other underlying funds which are carefully selected and allocated by our asset management team and approved by our investment committee. As of September 30, 2021, we managed and advised one fund, PGA; we used to manage our fund PCM1, which was fully redeemed by its investors and ceased operations in February 2021. PGA invests in a basket of renowned global quantitative hedge funds each with a diversified portfolio of global equities, futures, bonds, and commodities, and aims to deliver high quality risk-adjusted return and high liquidity to investors with a quantitative strategy under prudent and extensive risk management. PCM1 invested in the Underlying Fund, which invested as anchor investor in the IPO shares of a company prior to its listing on the Hong Kong Stock Exchange.

PGA makes investment and allocation recommendations to our asset management team and investment committee by choosing underlying funds based upon a fund selection model that access our fund data base. Currently, our fund database includes approximately 150 hedge funds. With respect to PCM1, to select the securities of high-growth companies, we evaluate the performance and growth potential of the companies of investment target securities. We carefully select the investment targets of securities in the international capital market. We expect to continue to expand our database, increase investment target categories and perform rigorous risk management to ensure the high quality of the targets. As such, we expect our revenue from asset management related services, as a percentage of total net revenue, to increase in the future as we expect to continue to grow our asset management services, and expect our fund to maintain stable performances in a volatile market.

Additionally, with respect to our asset management related advisory services, our clients are investment-related enterprises that seek to establish or have recently established investment funds in Hong Kong. Our clients typically have prior investment experience, or are funds that are newly launched or in the pre-launch phase.

With respect to our onboarding services, we charged HYB-A’s third-party investment manager an onboarding service fee when HYB-A was successfully registered with and the required documents of HYB-A were filed with CIMA.

We also provide discretionary account management services to clients aiming to provide capital growth by investing in the initial public offering of a target company on the main board of the Hong Kong Stock Exchange, including but not limited to investing as cornerstone investors and/or anchor investors. We charge a one-off subscription fee at the time of subscription, and we are entitled to receive a performance fee in respect of the portfolio as well.

Operating Costs and Expenses

Our operating costs and expenses are comprised of selling, general and administrative expenses, which include wages and salaries, rental fees, general and administrative expenses, and provisions for bad debts. Wages and salaries accounted for 42%, 69% and 20% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2021, 2020 and 2019, respectively. Rental fees accounted for 3%, 4% and 2% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2021, 2020 and 2019, respectively, while general and administrative expenses accounted for 14%, 8% and 2% of our total selling, general and administrative expenses, respectively. Provisions for bad debts accounted for 41%, 19% and 76% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2021, 2020 and 2019, respectively.

Our selling, general and administrative expenses are expected to increase as we intend to recruit additional client relationship managers for our wealth management operation and asset management professionals for our asset management operation, and to incur additional expenses in brand marketing and client experience optimization to match the expansion and growth of our business. We also expect to incur additional fees and costs related to the growth of our business. We also expect to incur additional legal, accounting and other professional service fees, when we become a publicly traded company in the United States. Therefore, our operating costs and expenses are expected to have a significant impact on our results of operations.

Key Components of Consolidated Statements of Comprehensive Income

Revenue

We generate revenue from our wealth management services and asset management services. The following table sets forth a breakdown of our revenue for the periods indicated:

	For the years ended September 30,
	2021	% of Revenue	2020	% of Revenue	2019	% of Revenue
Wealth management services
Referral fees	$1,833	0.07%	$1,758,331	68.64%	$626,032	27.14%
Subtotal	1,833	0.07%	1,758,331	68.64%	626,032	27.14%
Asset management services
Advisory service fees	419,554	15.03	720,700	28.13%	1,185,084	51.39%
Onboarding service fees	-	-	-	-	375,000	16.26
Performance fees	1,720,411	61.62%	1,884	0.07%	46,524	2.02%
Management fees	324,184	11.61%	80,885	3.16%	73,659	3.19%
Subscription fees	326,197	11.67%	-	-	-	-
Subtotal	2,790,346	99.93%	803,469	31.36%	1,680,267	72.86%
Total net revenue	$2,792,179	100.00%	$2,561,800	100.00%	$2,306,299	100.00%

Wealth management services

Revenue from wealth management services is generated from referral fees paid by insurance brokers who successfully sold wealth management products to our high net worth and ultra-high net worth clients. The referral fees are calculated based on the premium amounts payable by our client for the first year and premiums payable for the remaining years of the policy. We are entitled to receive those referral fees once all of the following conditions have occurred: (i) a client we introduce to insurance brokers enter into purchase agreements with insurance companies who are product providers, (ii) the client has paid the requisite premiums and (iii) a free-look period is completed. For the fiscal year ended September 30, 2019, 72% of the referral fees were derived from first year premiums with the other 28% from renewal premiums. Referral fees for policy renewals are payable generally at a lower fee percentage than the fee rates in connection with initial origination. For the fiscal year ended September 30, 2020, all of the referral fees were derived from first year premiums due to the adoption of revenue recognition under ASC 606, and the impact of applying the new revenue standard resulted in an increase in revenue of approximately $159,205. For the fiscal year ended September 30, 2021, all of the referral fees were derived from first year premiums due to the adoption of revenue recognition under ASC 606, and the impact of applying the new revenue standard resulted in an increase in revenue of approximately $251,063. The rates of such referral fees are confidential pursuant to our referral service agreements with each individual product broker, generally in the range of 4-35%, 5-48% and 9-32% of the value of insurance products purchased for the fiscal years ended September 30, 2019, 2020 and 2021, respectively, depending on the specific nature of the products and terms of the policies.

During the fiscal year ended September 30, 2019, we introduced a total of 16 clients to insurance brokers we work with. These 16 clients purchased 28 insurance policies in total, with an aggregate premium amount of $4,363,452, or $272,716 per client on average. For the fiscal year ended September 30, 2019, our weighted-average referral fee based on the total policy premiums was 10.32% for policies origination, and 0.47% for policies renewal.

During the fiscal year ended September 30, 2020, we introduced a total of 13 clients to insurance brokers we work with. These 13 clients purchased 19 insurance policies in total, with an aggregate premium amount of $11,674,647, or $898,050 per client on average. For the fiscal year ended September 30, 2020, our weighted-average referral fee based on the total policy premiums was 15.06%.

Revenue generated from wealth management operation in the fiscal year ended September 30, 2021 decreased significantly compared to the fiscal year ended September 30, 2020. For the fiscal year ended September 30, 2021, due to the travel restrictions caused by the COVID-19 pandemic, our clients could not visit Hong Kong in person to complete required physical examination and get their policies approved by the insurance company. As a result, during the fiscal year ended September 30, 2021, we introduced a total of three clients to insurance brokers we work with. These three clients purchased three insurance policies in total, with an aggregate premium amount of $12,048, or $4,016 per client on average. For the fiscal year ended September 30, 2021, our weighted-average referral fee based on the total policy premiums was 15.21%.

Asset management services

As of September 30, 2021, we managed and advised the fund PGA. PGA were a FOF. PGA is managed by PGAM, with PAM serving as the investment advisor. We also launched our new fund PCM1 in January 2021, which invested in securities in the international capital market, with PGCI serving as general partner and PGAM as investment manager. PCM1 was fully redeemed by its investors in February 2021.

We launched the fund HYB-A on September 25, 2019. The investment management power with respect to HYB-A was delegated to a third-party investment manager, who was appointed by PGAM as the manager of HYB-A. PGAM provided onboarding services to the investment manager and administration and compliance related services to the fund after its establishment. By delegating investment making power with respect to HYB-A, PGAM no longer retained discretionary investment making power with respect to HYB-A. HYB-A was fully redeemed by its investors and terminated in September 2020.

PGA’s AUM was $4,589,962, $5,081,020 and $7,049,894 as of September 30, 2021, 2020 and 2019, respectively. PCM1 realized a net asset value of $12,503,800 as of September 30, 2021.

With respect to the funds we manage or managed, we charge investors performance fees, management fees and subscription fees. Revenue generated from our asset management business amounted to $1,754,830, $82,769 and $120,183 for the fiscal years ended September 30, 2021, 2020 and 2019, respectively, accounting for approximately 62.9%, 3.2% and 5.2% of our total revenues for those periods, respectively. Clients for PGA may redeem their investment on a quarterly basis without any other restrictions.

The following table sets forth the changes in AUM for PGA for the periods indicated below:

PGA
AUM, as of the establishment	$-
Subscription	7,034,002
Redemption	-
Appreciation/(deprecation)	59,174
Fees	(49,711)
AUM, as of September 30, 2017	7,043,465
Subscription	1,100,000
Redemption	(1,708,359)
Appreciation/(deprecation)	686,363
Fees	(169,152)
AUM, as of September 30, 2018	6,952,317
Subscription	-
Redemption	(227,501)
Appreciation/(deprecation)	441,781
Fees	(116,703)
AUM, as of September 30, 2019	7,049,894
Subscription	-
Redemption	(560,000)
Deprecation	(1,326,105)
Fees	(82,769)
AUM, as of September 30, 2020	5,081,020
Subscription	-
Redemption	(297,697)
Deprecation	(148,037)
Fees	(45,324)
AUM, as of September 30, 2021	4,589,962

PGA’s AUM was $4,589,962, $5,081,020, and $7,049,894, respectively, as of September 30, 2021, 2020 and 2019. PGA generated a loss of 4.0% and 20.3% for the fiscal years ended September 30, 2021 and 2020, respectively, and a return of 4.8% for the fiscal year ended September 30, 2019, and a loss of 12.4% from establishment to September 30, 2021.

With respect to PCM1, since its inception in January 2021 to its ceasing operations in February 2021, PCM1 realized a net asset value of $12,503,800 and generated a net profit of $6,511,218 over the initial investment amount of approximately $5,992,582. For the fiscal year ended September 30, 2021, the net return of PCM1 represents its one-off investment return of investment in an initial public offering security indirectly via an underlying fund. The net return before performance fees of PCM1 was 131.2%, while the net return after performance fees of PCM1 was 108.7%.

The following is a description of the components of our revenue from fund management services during the reporting periods:

●	Performance fees: For PGA, we charged a performance fee based on the extent by which the fund’s investment performance exceeds the high-water mark. A high-water mark is the highest peak in value that an investment fund has reached. When the fund’s net asset value before performance fees has reached a new high-water mark, we are entitled to obtain 10% to 13.5% of the incremental portion; our performance fee is calculated based upon the high-water mark for each quarter. This fee is payable quarterly and nonrefundable. We do not calculate our performance fee based upon, nor do we calculate, a fund’s lifetime high-water mark. For PCM1, we were entitled to receive a carried interest as performance fee based on the surplus of fund’s investment proceeds after deducting the cumulative amount of investors’ capital contribution and due fees and expenses. Performance fees were at the rate from 10% to 35% of such surplus. We also received a performance fee from our discretionary account management services, at the rate of 15% to 25% depending on the incremental portion of the fair value of the portfolio over the initial investment amount.

Our performance fees for the fiscal years ended September 30, 2021, 2020 and 2019 were $1,720,411, $1,884 and $46,524, respectively. For the fiscal year ended September 30, 2019, we earned performance fees of $46,524. The performance fees decreased by $44,640 in the fiscal year ended September 30, 2020 compared to the fiscal year ended September 30, 2019. This decrease primarily reflects the less favorable performance of PGA. For the fiscal year ended September 30, 2021, we earned performance fees of $1,720,411, a significant increase of $1,718,527 compared to the fiscal year ended September 30, 2020, due to strong performances of PCM1.

The following table sets a breakdown of the investment performance and high-water mark of PGA for the periods indicated:

	PGA
	GAV per share	High-water mark	# of Shares
June 30, 2017	101.36	100.00	24,567
September 30, 2017	101.78	101.18	69,250
December 31, 2017	104.92	101.69	70,257
March 31, 2018	105.77	104.48	78,471
June 30, 2018	104.92	105.53	78,430
September, 2018	109.75	105.53	63,674
December 31, 2018	108.07	109.19	63,674
March 31, 2019	110.93	109.19	63,212
June 30, 2019	109.41	110.69	61,584
September 30, 2019	115.06	110.69	61,584
December 31, 2019	114.70	114.48	61,584
March 31, 2020	99.83	114.67	61,584
June 30, 2020	94.40	114.67	60,983
September 30, 2020	91.24	114.67	55,688
December 31, 2020	85.02	114.67	52,421
March 31, 2021	82.44	114.67	52,421
June 30, 2021	85.05	114.67	52,421
September 30, 2021	87.56	114.67	52,421

●

Management fees: For PGA, we generally charge a management fee of one-twelfth of 0.4% to 1.5% of the net asset value attributable to our client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis. The management fee is payable in U.S. dollars monthly in arrears as soon as the net asset value calculation is completed by the fund administrator and approved by PAM, the fund advisor, by the end of each month and it is nonrefundable. For PCM1, we were entitled to receive a management fee of 1.5% - 2.5% of a client’s capital contributions to the fund. For our discretionary account management services, we charge our clients a management fee ranging from 0 to 2% of their initial investment amounts.

Our management fees for the fiscal years ended September 30, 2021, 2020 and 2019 were $324,184, $80,885 and $73,659, respectively. The weighted average annual management fee rate for the fiscal years ended September 30, 2021, 2020 and 2019 were 2.1%, 1.3% and 1.0%, respectively. The management fees increased by $243,299 for the fiscal year ended September 30, 2021 compared to the fiscal year ended September 30, 2020, mainly due to the management fees generated from PCM1 and our discretionary account management services. The management fees increased by $7,226 for the fiscal year ended September 30, 2020 compared to the fiscal year ended September 30, 2019, mainly due to the management fees generated from HYB-A.

●

Subscription fees: For PGA, we generally charge our clients a subscription fee ranging from 0.80% to 1.25% of the capital contributions made to the funds. Our subscription fee is a one-off charge and is payable to us after the client has completed the initial investment. The subscription fees are nonrefundable. For PCM1, a one-off subscription fee at the time of subscription is 3% of the capital commitment. In respect with our discretionary account management services, we charge our clients a subscription fee ranging from 3.0% to 5.0% of the initial investment amounts.

Subscription fees for the fiscal years ended September 30, 2021, 2020 and 2019 were $326,197, nil and nil, respectively. The weighted average subscription fee rates for the fiscal years ended September 30, 2021, 2020 and 2019 were 2%, 0% and 0%, respectively. The subscription fees increased by $326,197 for the fiscal year ended September 30, 2021 compared to the fiscal year ended September 30, 2020, mainly due to the subscription fees from PCM1 and our discretionary account management services. The subscription fees remained nil for the fiscal year ended September 30, 2020 and 2019, as there were no additional subscriptions during these periods.

Advisory service fees

We provided asset management related advisory services with respect to the formation, operation and ongoing compliance of investment funds in Hong Kong. We charged a one-off fee for acting as a fund formation advisor and a fixed annual fee for acting as an ongoing advisor; these fees were negotiated with each client on a case-by-case basis. For the fiscal year ended September 30, 2021 and 2020, revenue from our advisory service fees was $419,554 and $720,700, respectively, both of which represented annual advisory fees recognized for ongoing advisory services we provided to an investment company. For the fiscal year ended September 30, 2019, the revenue from our advisory service fees was $1,185,084 in total, of which a one-off advisory fee of $285,000 was recognized for the formation advisory services we provided to one investment company, and annual advisory fees of $600,000 and $300,084 were recognized for ongoing advisory services we provided to two investment companies, respectively.

Onboarding service fees

We provided onboarding services to a client by assisting them in registering the segregated portfolio company and filing required documents to the regulated authority for the funds. Our services included, but were not limited to, producing and printing the Memorandum, attending to required filings and registrations and providing consulting service to the clients on selections of third parties services. We charged a one-off fee for providing such services and these fees were negotiated with each client on a case-by-case basis. For the fiscal year ended September 30, 2019, our onboarding service fees were $375,000 for the onboarding services we provided to the third-party investment manager of HYB-A. We did not earn onboarding service fees in the fiscal years 2021 and 2020.

Operating Costs and Expenses

Our operating costs and expenses are primarily comprised of selling, general and administrative expenses, which include wages and salaries, rental fees, general and administrative expenses, and provisions for bad debts.

The following table sets forth the components of our selling, general and administrative expenses for the periods indicated.

	For the years ended September 30,
	2021	%	2020	%	2019	%
Wages and salaries	462,493	42.12%	475,222	68.86%	411,292	20.36%
Rental fees	30,910	2.82%	30,874	4.47%	30,617	1.52%
General and administrative expenses	154,835	14.10%	51,320	7.44%	47,781	2.36%
Provisions for bad debts	449,759	40.96%	132,668	19.23%	1,530,847	75.76%
Total selling, general and administrative expenses	$1,097,997	100.00%	$690,084	100.00%	$2,020,537	100.00%

Wages and salaries

Wages and salaries consist of compensations and benefits related to our management and staff, which accounted for approximately 42%, 69% and 20% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2021, 2020 and 2019, respectively.

Rental fees

Rental fees consist of our office rental expenses for our operation. The amount of rental fees accounted for approximately 3%, 4% and 2% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2021, 2020 and 2019, respectively.

General and administrative expenses

General and administrative expenses primarily consist of daily operational administrative expenses such as business registration expenses, legal, professional and audit fees, traveling expenses and miscellaneous, which accounted for approximately 14%, 8% and 2% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2021, 2020 and 2019, respectively.

Provisions for bad debts

Provisions for bad debts include provisions of $449,759 and $132,668 booked for uncollected accounts receivable in the fiscal years ended September 30, 2021 and 2020, and a provision of $1,530,847 booked for an investment of the Company on a potential acquisition target investee in fiscal year ended September 30, 2019. The amount of provisions for bad debts accounted for approximately 41%, 19% and 76% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2021, 2020 and 2019, respectively.

We expect that our operating costs and expenses will continue to increase as our business expands and as we become a public company.

Taxation

The Company and its subsidiaries file tax returns separately.

The Cayman Islands

The Company and PGAM are incorporated in the Cayman Islands and the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Act of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but are otherwise not a party to any other double tax treaties.

British Virgin Islands

PPWM and PAI are subsidiaries of the Company incorporated in the British Virgin Islands (“BVI”). There is no income or other tax in the BVI imposed by withholding or otherwise on any payment to be made to or by our BVI subsidiaries.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$258,000), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$258,000). Our subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in our fiscal year 2019. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%. From the year of 2018/2019 onwards, PAM elected the two-tiered profits tax rates. Our Hong Kong subsidiary, PWM, in Hong Kong did not have assessable profits that were derived in Hong Kong for the fiscal years ended September 30, 2021, 2020 and 2019. Therefore, no Hong Kong profit tax has been provided for the fiscal years ended September 30, 2021, 2020 and 2019. PPWM, our BVI subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong. PAM, our Hong Kong subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PAM is subject to Hong Kong profit tax and has elected the two-tiered profits tax rates from the year of 2018/2019 onwards.

Critical Accounting Policies Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and principles of consolidation. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The following descriptions of critical accounting policies, judgments and estimates summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis:

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all the subsidiaries of the Company. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: govern the financial and operating policies; appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. In evaluating whether the investment funds in the legal form of limited partnership the Company manages as general partner should be consolidated or not, the Company firstly assesses whether there is any interest it has constituted a variable interest. The Company concludes that (i) the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services, (ii) the Company does not hold other interest in the investment funds that individually, or in aggregate, would absorb more than an insignificant amounts of expected loss or receive more than an insignificant amount of the expected residual returns from the investment funds, (iii) the services arrangement includes only terms, conditions or amounts that are customarily present and at arm’s length, therefore are not deemed as variable interests. For purposes of the assessment, any variable interest in an entity that is held by a related party of the decision maker or service provider was considered in the analysis. Specifically, the Company includes its direct variable interests in the entity and its indirect variable interests in the entity held through related parties, considered on a proportionate basis. After evaluating the impact of the above guidance, management determined that the Company did not have a variable interest in the investment fund the Company manages as general partner and there was no investment fund that should be consolidated as of September 30, 2021, 2020 and 2019.

Revenue Recognition

Revenue recognition policies for each type of service are discussed as follows:

Advisory service fees

We act as ongoing advisor to the client and provides a package of advisory services, including but not limited to, advising on global asset allocation, selecting and recommending suitable promotion or distribution channels for the issuance of the fund, coordinating daily operation and setting up meetings during post-establishment period, selecting and coordinating with lawyers for legal agreements and documents preparation, selecting qualified fund service providers, etc., as needed during the agreed-upon service period. Each contract of advisory service is accounted for as a single performance obligation which is satisfied over the service period. We allocate the transaction price to the single performance obligation based on a fixed annual fee and recognized revenue over the service period on a monthly basis.

Referral fees

We derive revenue primarily at the time when a high net worth or ultra-high net worth client subscribes to wealth management products through the use of brokers we work with, such client has paid premium and the applicable free look period has elapsed. We are then entitled to receive referral fees paid directly by the brokers; the referral fees are computed as a percentage of the first year premiums and renewal premiums to be paid by the clients.

We consider most of our performance obligations have been fulfilled when the client pays annual premium and goes through a grace period, so there are no other additional performance obligations for the renewal period. When a high net worth or ultra-high net worth client subscribes to wealth management products through the use of brokers we work with, such client has paid the requisite premiums and the applicable free look period has expired, the single performance obligation was satisfied. Revenue on first year premiums and renewal premiums is recognized at the point in time when a high net worth or ultra-high net worth client subscribes to wealth management products through the use of brokers we work with, such client has paid the requisite premiums and the applicable free look period has expired. For the historical data from the inception of this business, the renewal ratio is near 100%, which we believe that no variable consideration existed. There is no significant financing component since the difference between the promised consideration and cash selling price of the service arises for reason other than the provision of finance to either the customer or us.

Performance fees

For PGA, we are entitled to receive a performance fee based on the extent by which the funds’ investment performance exceeds the high-water mark. A high-water mark is the highest peak in value that an investment fund has reached. When the fund’s net asset value before performance fees has reached a new water mark, we are entitled to obtain 10% to 13.5% of the incremental portion; our performance fee is calculated based upon the high-water mark for each quarter, this fee is required to be paid to us on a quarterly basis and is nonrefundable. These customer contracts require us to provide fund management services, which represents a performance obligation that we satisfy over time. For PCM1, the performance fees were calculated in such order: (1) the investment proceeds were distributed to each limited partner of PCM1, until their capital contributions were 100% paid back; (2) the surplus of the investment proceeds after (1) were then distributed at a certain portion split, where a certain portion goes to limited partners and the rest belongs to general partner, or PGCI, as carried interest, until the cumulative amount distributed to limited partners reaches 135% of their capital contributions; (3) thereafter, the surplus after (1) and (2) were then distributed at another split, where a certain portion was distributed to limited partners and the rest belonged to PGCI as carried interest. All of carried interests from (2) and (3) were paid to PGAM, the manager of PCM1, as the performance fee, since the general partner had sole discretion to do so, as agreed in PCM1’s Investment Management Agreement. The overall performance fees were between 10% to 35% of the surplus of the investment proceeds after deducting investors’ capital contribution, and net of due fees and expenses. For discretionary account management services, we were entitled to receive a performance fee in respect of the portfolio, at a rate ranging from 15% to 25%, depending on the incremental portion of the fair value of the portfolio over the initial investment amount. We recognize revenues when the performance fee was accrued reasonably practicable as soon as the net asset value calculation was completed by the fund administrator and approved by the Company by the end of each quarter, the distribution of the fund or termination of the discretionary account management services.

Management fees

For PGA, we are entitled to receive a management fee of one-twelfth of 0.4% to 1.5% of the net asset value attributable to client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis, and it is nonrefundable. These customer contracts require us to provide fund management services, which represents a performance obligation that we satisfy over time. The management fee will be payable in US Dollars monthly in arrears as soon as the net asset value calculation was completed by the fund administrator and approved by the Company at the end of each month and recognized as revenue. For PCM1, we are entitled to receive a management fee of 1.5% - 2.5% of the capital contributions by clients and the management fee is charged throughout the term of the fund and paid when the fund is distributed.

Subscription fees

Subscription fees are earned primarily at the beginning of the subscription period for most of the funds when applicable and when the discretionary account management services are authorized to the investment manager. Subscription fee is a one-off nonrefundable charge. We recognize revenues when the investment funds are successfully established and the subscription fee is payable to us after the investor has completed the initial investment.

Onboarding service fees

Onboarding service fees are earned by the Company once the segregated portfolio company managed by third-party companies is successfully registered with and the required documents of its segregated portfolio (the fund) are filed to the regulated authority on behalf of the client. Onboarding service fee is a one-off charge.

The Company recognizes revenues when the registration documents for the relevant fund are successfully filed and half of the onboarding service fee is payable to the Company no later than 60 days after the first business day of the fund’s initial offer period, which is determined by directors of the fund and during which participating shares of that class are offered for subscription, and the rest should be paid no later than the last business day of the fund’s initial offer period.

Disaggregation of revenue

The following table illustrates the disaggregation of revenue:

	For the years ended September 30,
	2021	2020	2019
Revenue
Referral fees	$1,833	$1,758,331	$626,032
Advisory service fees	419,554	720,700	1,185,084
Performance fees	1,720,411	1,884	46,524
Management fees	324,184	80,885	73,659
Subscription fees	326,197	-	-
Onboarding service fees	-	-	375,000
Net Revenue	$2,792,179	$2,561,800	$2,306,299

	For the years ended September 30,
Timing of Revenue Recognition	2021	2020	2019
Services transferred at a point in time	$2,048,441	$1,758,331	$626,032
Services transferred over time	743,738	803,469	1,680,267
Balance at end of the year	$2,792,179	$2,561,800	$2,306,299

Disclosure related to modified retrospective adoption of ASC 606

The Company recorded an increase to opening balance of retained earnings of $306,983 as of October 1, 2019 due to the cumulative impact of adopting ASC 606.

Results of Operations

The tables in the following discussion sets forth our consolidated statements of comprehensive income (loss) for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily of the results that may be expected for any future period.

Comparison of Results of Operations for the Years Ended September 30, 2021, 2020 and 2019

	For the years ended September 30,
	2021	2020	2019
Net revenue
Wealth management services
Referral fees	$1,833	$1,758,331	$626,032
Subtotal	1,833	1,758,331	626,032

Asset management services
Advisory service fees	419,554	720,700	1,185,084
Performance fees	1,720,411	1,884	46,524
Management fees	324,184	80,885	73,659
Subscription fees	326,197	-	-
Onboarding fees	-	-	375,000
Subtotal	2,790,346	803,469	1,680,267
Total net revenue	2,792,179	2,561,800	2,306,299

Distribution and service costs
Management fee cost	41,914	-	-

Gross Margin	2,750,265	2,561,800	2,306,299

Operation cost and expenses
Selling, general and administrative expenses	1,097,997	690,084	2,020,537
Total operation cost and expenses	1,097,997	690,084	2,020,537

Income from operations	1,652,268	1,871,716	285,762

Other income	254,820	174,231	414

Income before income taxes provision	1,907,088	2,045,947	286,176
Income taxes provisions (benefit)	(4,928)	314,216	173,440

Net income	$1,912,016	$1,731,731	$112,736

Other comprehensive income (loss)
Foreign currency translation adjustment	(19,106)	40,950	(6,028)
Total comprehensive income	$1,892,910	$1,772,681	$106,708

Fiscal Year Ended September 30, 2021 Compared to Fiscal Year Ended September 30, 2020

Revenue

Our total net revenue was $2,792,179 and $2,561,800 for the years ended September 30, 2021 and 2020, respectively. The slight increase in total net revenue resulted from increased revenue from asset management services and a decline in revenue from wealth management services.

Our revenue generated from asset management services increased significantly by $1,986,877, or 247.3% for the fiscal year ended September 30, 2021 as compared to the fiscal year ended September 30, 2020. The increase was due to increased revenue in the aggregate of $1,683,076 from performance fees, management fees and subscription fees generated from our new investment fund, PCM1, and increased revenue in the aggregate of $615,962 from subscription fees, management fees and performance fees generated in our discretionary account management services to the clients. See “—Key Components of Consolidated Statements of Comprehensive Income – Revenue.”

Our revenue generated from wealth management services was $1,833 for the year ended September 30, 2021, accounting for 0.07% of our total net revenue, represented a decrease of $1,756,498, or 99.9% compared to the same period in 2020. The significant decrease was due to the fact that, under the travel restrictions caused by the COVID-19 and related mandatory quarantine measures, our clients could not visit Hong Kong in person to complete required physical examination and get their policies approved by the insurance company. See “—Key Components of Consolidated Statements of Comprehensive Income – Revenue.”

Operation cost and expenses

Our operating costs and expenses are comprised of selling, general and administrative expenses, which include wages and salaries, rental fees and general, administrative expenses, and provisions for bad debts.

Wages and salaries were $462,493 for the year ended September 30, 2021, representing a decrease of $12,729 compared to the fiscal year ended September 30, 2020. Rental fees kept relatively stable for the years ended September 30, 2021 and 2020, amounting to $30,910 and $30,874, respectively. Our general and administrative expenses for the years ended September 30, 2021 and 2020 were $154,835 and $51,320, respectively, representing an increase of $103,515 due to the incurrence of more operational administrative expenses in fiscal year 2021. General and administrative expenses mainly comprise of daily operational administrative expenses, including group management fees, business registration expenses, audit fees, legal fees and traveling expenses. A provision of $449,759 booked for uncollected accounts receivable accounted for approximately 41% of our total selling, general and administrative expenses for the fiscal years ended September 30, 2021.

Income tax expense

Income tax benefit was $4,928 for the year ended September 30, 2021, primarily because the Company had net taxable loss from PPWM’s operation. Income tax expenses was $314,216 for the year ended September 30, 2020. Our effective tax rate was -0.26% and 15.36% for the years ended September 30, 2021 and 2020, respectively.

Net income

As a result of the foregoing, our net income was $1,912,016 and $1,731,731 for the years ended September 30, 2021 and 2020, respectively.

Fiscal Year Ended September 30, 2020 Compared to Fiscal Year Ended September 30, 2019

Revenue

Our total net revenue was $2,561,800 and $2,306,299 for the years ended September 30, 2020 and 2019, respectively. The slight increase in total net revenue was due to a recovery of revenue generated from our wealth management services.

Our revenue generated from wealth management services was $1,758,331 for the year ended September 30, 2020, and accounted for 68.6% of our total net revenue, representing an increase of $1,132,299 or 180.9% compared to the same period in 2019. The increase was due to two factors. First, our average total premium of insurance policies per wealth management client was $898,050 for fiscal year ended September 30, 2020, indicating a significant increase compared to $272,716 for the same period in 2019. Second, for fiscal year ended September 30, 2020, the impact of applying the new revenue standard resulted in an increase in revenue generated from wealth management services of approximately $159,205. See “—Key Components of Consolidated Statements of Comprehensive Income – Revenue.”

Our revenue generated from asset management services decreased significantly by $876,798 or 52.2% for the fiscal year ended September 30, 2020 as compared to the same period in 2019. The decrease was mainly due to a decrease from $375,000 to nil in revenue from onboarding services compared to the fiscal year 2019 and a decrease in revenue of $720,700 from one investment company client to revenue of $1,185,084 in aggregate from three investment company clients for the same period in 2019. See “—Key Components of Consolidated Statements of Comprehensive Income – Revenue.”

Operation cost and expenses

Our operating costs and expenses are comprised of selling, general and administrative expenses, which include wages and salaries, rental fees and general, administrative expenses, and provisions for bad debts.

Wages and salaries were $475,222 for the year ended September 30, 2020, representing an increase of $63,930 compared to the same period of 2019. Rental fees kept relatively stable for the years ended September 30, 2020 and 2019, amounting to $30,874 and $30,617, respectively. Our general and administrative expenses for the years ended September 30, 2020 and 2019 were $51,320 and $47,781, respectively, representing an increase of $3,539 due to the incurrence of more operational administrative expenses in fiscal year 2020. General and administrative expenses mainly comprise of daily operational administrative expenses, including group management fees, business registration expenses, audit fees, legal fees and traveling expenses. Provision for bad debts was $132,668 for the year ended September 30, 2020, representing a decrease of $1,398,179 compared to the same period of 2019.

Income tax expense

Income tax expense increased by $140,776 from $173,440 for the year ended September 30, 2019 to $314,216 for the year ended September 30, 2020, primarily due to the increase of revenue from wealth management service business. Our effective tax rate was 15.36% and 60.61% for the years ended September 30, 2020 and 2019, respectively. The increase was mainly due to the increased taxable income.

Net income

As a result of the foregoing, our net income was $1,731,731 and $112,736 for the years ended September 30, 2020 and 2019, respectively.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our business operations and capital contributions by our shareholders. We received capital injections by our shareholders of $217,008, nil and nil for the years ended September 30, 2021, 2020 and 2019, respectively.

As of September 30, 2021, 2020 and 2019, we had cash and cash equivalents of $750,221, $213,414 and $238,009, respectively. Our cash and cash equivalents consist of on demand deposits placed with banks which are unrestricted as to withdrawal and use, and were held by our subsidiaries. As of September 30, 2021, 2020 and 2019, our working capital amounted to $4,012,985, $5,398,067 and $3,318,403, respectively.

Based on our total cash and cash equivalents as of September 30, 2021, the cash inflows from operating activities, we did not experience or identify any material trends or any known demands, commitments, events or uncertainties, in our liquidity, capital resources and results of operations, such as material commitments for capital expenditures, bank loan and deposit. We believe that our current cash and cash equivalents and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The occurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Changes in Our Financial Position

As of September 30, 2021, our cash and cash equivalents were $750,221, representing an increase of $536,807 from $213,414 as of September 30, 2020. As of September 30, 2021, our accounts receivable was $46,511, representing a decrease of $413,468 from $459,979 as of September 30, 2020, which represents the allowance of accounts receivables of $449,759 booked by the Company. As of September 30, 2021, our contract asset was $282,576, representing a decrease of $248,864 from $531,440 as of September 30, 2020. As of September 30, 2021, amounts due from related parties were $1,548,784, representing a decrease of $2,677,041 from $4,225,825 as of September 30, 2020, primarily due to the partial repayment of the loan of HK$20.08 million (approximately $2.59 million) from Prestige Financial Holdings Group Limited, using its cash dividend payable by the Company in amount of approximately $2.34 million (approximately HK$18.11 million). As of September 30, 2021, our tax payable was $203,611, representing a decrease of $833,797 from $1,037,408 as of September 30, 2020, mainly due to the payment of tax payable for the prior years. See “–Key Components of Consolidated Statements of Comprehensive Income – Taxation”.

As of September 30, 2020, our cash and cash equivalents were $213,414, representing a decrease of $24,595 from $238,009 as of September 30, 2019. As of September 30, 2020, our accounts receivable was $459,979, representing a decrease of $820,746 from $1,280,725 as of September 30, 2019, which represents the amount to be collected from customers (i.e., persons from whom we generate revenues) pursuant to the agreements with product brokers and agreements with clients to whom we provide asset management related services. As of September 30, 2020, our contract asset was $531,440, representing an increase of $531,440 from nil as of September 30, 2019. As of September 30, 2020, amounts due from related parties were $4,225,825, representing an increase of $3,185,966 from $1,039,859 as of September 30, 2019, primarily due to a prepayment of HK$8.65 million (approximately $1.12 million) for brand promotion fee and a loan of HK$20.08 million (approximately $2.59 million) to Prestige Financial Holdings Group Limited, which were partially offset by promotion fee refund from Prestige Financial Holdings Group Limited. As of September 30, 2020, our tax payable was $1,037,408, representing an increase of $297,399 from $740,009 as of September 30, 2019, mainly due to the balance carried forward from the last fiscal year and the net profit generated for the fiscal year ended September 30, 2020, which is derived in Hong Kong and is subject to Hong Kong profit tax. From the year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$258,000), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$258,000). If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%. From the year of 2018/2019 onwards, PAM elected the two-tiered profits tax rates. See “Key Components of Consolidated Statements of Comprehensive Income – Taxation”.

Comparison of Cash Flows for the Years Ended September 30, 2021, 2020 and 2019

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2021	2020	2019
Summary of our cash flows
Net cash provided by operating activities	$1,302,350	$2,382,681	$2,568,369
Net cash provided by (used in) investing activities	551,372	(2,201,096)	(2,041,129)
Net cash used in financing activities	(1,316,373)	(205,339)	(724,131)
Effect of exchange rate changes on cash and cash equivalents	(542)	(841)	(947)
Net increase (decrease) in cash and cash equivalents	536,807	(24,595)	(197,838)
Cash and cash equivalents, beginning balance	213,414	238,009	435,847
Cash and cash equivalents, ending balance	$750,221	$213,414	$238,009

Net cash provided by operating activities

Net cash generated in operating activities was $1,302,350 for the year ended September 30, 2021. This was due to a net income of $1,912,016, an increase of net deferred tax of $48,143 and a decrease of bad debt provision of $449,759. The effect of changes in working capital mainly includes: (1) an increase of $37,207 in accounts receivable from our customers; (2) a decrease of contract asset of $247,116; (3) an increase of $238,621 in amounts due from related parties mainly due to salary and other expense paid by the Company on behalf of related parties; (4) an increase of $91,211 in prepaid expenses and other assets; (5) an increase of $31,425 in amounts due to related parties; (6) a decrease of income taxes payable of $831,433; and (7) a decrease of $91,351 in other payables and accrued liabilities..

Net cash generated in operating activities was $2,382,681 for the year ended September 30, 2020. This was due to a net income of $1,731,731, a decrease of net deferred tax of $26,804 and a decrease of bad debt provision of $132,667. The effect of changes in working capital mainly includes: (1) a decrease of $700,677 in accounts receivable from our customers; (2) an increase of contract asset of $162,323; (3) an increase of $480,087 in amounts due from related parties mainly due to promotion fees paid to related party and loan lent to related party; (4) a decrease of $14,591 in prepaid expenses and other assets; (5) an increase of $30,874 in amounts due to related parties; (6) an increase of income taxes payable of $287,946; and (7) an increase of $99,801 in other payables and accrued liabilities.

Net cash generated in operating activities was $2,568,369 for the year ended September 30, 2019. This was due to a net income of $112,736, adjusted by a decrease of net deferred tax of $10,336, and a decrease of bad debt provision of $1,530,847.The effect of changes in working capital mainly includes: (1) an increase of $872,282 in accounts receivable from our customers; (2) a decrease of $1,607,189 in amounts due from related parties mainly due to the collection of referral revenue by shareholder and netted off by expense paid by the Company on behalf of related parties; (3) an increase of $27,793 in prepaid expenses and other assets; (4) a decrease of $9,285 in amounts due to related parties; (5) an increase of income taxes payable of $163,104; and (6) an increase of $53,517 in other payables and accrued liabilities.

Net cash provided by (used in) investing activities

Net cash provided by investing activities amounted to $551,372 for the fiscal year ended September 30, 2021, due to loan and interest repayment from a related party of $551,372, including the portion of the loan offset by the cash dividend payable by the Company in amount of $2,334,479 (HK$18.11 million). Net cash used in investing activities amounted to $2,201,096 for the fiscal year ended September 30, 2020, due to three loans in the aggregate of $2,715,671 (HK$21.11 million) to a related party and a refund of $514,575 (HK$4 million) from an investment deposit. Net cash used in investing activities amounted to $2,041,129 for the fiscal year ended September 30, 2019, due to a payment of $2,041,129 (HK$16 million) made to a potential acquisition target investee as investment.

Net cash used in financing activities

Net cash used in financing activities amounted to$1,316,373 for the fiscal year ended September 30, 2021, mainly due to dividends paid to shareholders. Net cash used in financing activities amounted to $205,339 and $724,131 for the fiscal year ended September 30, 2020 and 2019, respectively, both of which were due to deferred costs for our initial public offering.

Contractual Obligations

Our contractual obligations as of September 30, 2021 consisted of approximately $56,497 in lease commitments expiring on July 31, 2023 (inclusive). We lease our office premises under two non-cancelable (unless duly cancelled by written agreement of the parties) operating leases with rental fee of HK$20,000 per month (approximately US$2,568).

Minimum future commitments under non-cancelable operating lease agreements as of September 30, 2021 are as follows:

Years Ending September 30,	Lease Commitment
2022	30,817
2023	25,680
Total	56,497

Capital Expenditures

We do not have any capital expenditures.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Trends Affecting Future Operations

Since the outbreak of COVID-19 in January 2020 in China, the Chinese government has implemented measures to contain the spread of COVID-19, such as city lockdowns, suspension of business activities and travel restrictions. Our results of operations and financial performance have been affected as follows:

a.	Business Operation

COVID-19 had a limited impact on our operations regarding existing clients, since most of our services to clients and communication with business partners can be accomplished remotely.

However, since potential clients who wish to purchase insurance policies have to be physically present in Hong Kong, and due to the travel restrictions to Hong Kong and mandatory quarantine measures, some of our potential clients who are PRC residents decided to postpone their travel to Hong Kong. Since the travel restriction in Hong Kong will remain in effect indefinitely unless lifted by the Hong Kong government, additional potential clients may postpone their travel to Hong Kong. As a result, revenues from our wealth management services, in the form of referral fees based on insurance policies purchased by PRC residents, have been materially adversely affected and may continue to be affected in the coming several months.

On the other hand, since most of our clients for our asset management services are not PRC residents, and we communicate with them over the phone or the Internet, COVID-19 had minimal impact on our asset management services and we achieved a significant increase of asset management revenue for the fiscal year ended September 30, 2021 compared to the same period of past years by developing our asset management business. We do not expect that our future asset management services will be significantly impacted by COVID-19.

b.	Assets

The outbreak of COVID-19 has caused mild delay in our collection of receivables. It has affected our financial conditions because we have collected only a portion of the outstanding receivables as of September 30, 2021.

c.	Employees

We did not have any employee layoffs or furloughed as a result of the outbreak. Since April 2020, one or two of our employees have taken two or four unpaid days off each month from time to time.

As a result of the combination of timely actions and measures that we have taken in order to reduce the impacts of the outbreak and the preliminary work we had completed before the outbreak, such as personalized planning and documentary preparation, our revenue and net income for the fiscal year ended September 30, 2021 both increased compared to fiscal year ended September 30, 2020. Our revenue and net income for the fiscal year ended September 30, 2020 both increased compared to the fiscal year ended September 30, 2019. Nevertheless, due to the uncertainty on future developments, which cannot be predicted with certainty at this time, we are not able to assess the overall or long-term effect the outbreak may have on our financial results and business operations.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended September 30, 2021, 2020 and 2019.

The material weaknesses identified related to: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of independent directors and an audit committee. Neither we nor our independent registered public accounting firm tested our internal control under the Sarbanes-Oxley Act.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function and establishing a comprehensive policy and procedure manual; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; and (iii) setting up a financial and system control framework to improve overall internal controls.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to Our Corporate Structure — Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.”

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

Concentration Risk

Details of the customers (including insurance brokers, our advisory service clients and onboarding service client) which accounted for 10% or more of total net revenue are as follows:

	As of September 30,
	2021	%	2020		%	2019		%
Company A	$1,683,076	60.28	$	*	*	$	*	*
Company B	513,344	18.39		*	*		*	*
Company C	419,554	15.03		720,700	28.13		300,084	13.01
Company D	*	*		1,758,331	68.64		460,365	19.96
Company E	*	*		*	*		600,000	26.02
Company F	*	*		*	*		375,000	16.26
Company G	*	*		*	*		285,000	12.36
	$2,615,974	93.70		$2,479,031	96.77		$2,020,449	87.61

*	Represented less than 10% of total net revenue for the period presented.

Details of the customers (including insurance brokers, our advisory service clients and onboarding service client) which accounted for 10% or more of accounts receivable are as follows:

	As of September 30,
	2021	%	2020		%	2019		%
Company H	$17,835	38.35	$	*	*	$	*	*
Company I	15,765	33.90		*	*		*	*
Company D	12,027	25.86		*	*		400,000	31.23
Company F	*	*		*	*		375,000	29.28
Company C	*	*		433,477	94.24		300,000	23.42
	$45,627	98.11		$433,477	94.24		$1,075,000	83.93

*	Represented less than 10% of account receivables as of the end of the period.

As shown above, we are exposed to concentration risk. Deterioration of our customer’s operating conditions and our inability to develop new customers in a timely manner may have an impact on the Company’s operating conditions and results of operations. See details in “Risk Factors – We are subject to concentration risk because we generate the majority of our revenues through a limited number of product brokers, advisory service clients, and onboarding service client.” In order to hedge exposure to such risk, we expect to perform ongoing credit evaluations of our customers and widen the channel for attracting more and more customers.

Foreign Exchange Risk

Foreign exchange risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates.

We are exposed to foreign exchange risk from our business which is denominated in currencies other than US$. Consequently, the exchange rate to our currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of our assets or liabilities denominated in currencies other than US$. Our currency exposure is measured and monitored on a regular basis by the manager.

As of September 30, 2021, 2020 and 2019, we have no significant foreign currency risk because our business is principally conducted in Hong Kong and most of the transactions are denominated in Hong Kong dollar. Since the Hong Kong dollar is pegged to the United States dollar, our exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” It requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In July 2018, the FASB issued Accounting Standards Update (ASU) 2018-11, Lease (Topic 842) Targeted Improvements. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard and provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (Topic 606). In November 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), and Leases (Topic 842): Effective Dates. ASU 2019-10 amends the effective dates for ASU 2016-02. The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company expects to adopt ASU 2016-02 utilizing the additional modified retrospective transition method provided by ASU No. 2018-11 beginning October 1, 2022. The Company is in the process of evaluating the impact that this standard will have on its consolidated financial statements.

In June 2016, the FASB amended guidance related impairment of financial instruments as part of ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. ASU 2019-10 amends the effective dates for ASU 2016-13. The Company is an EGC and has elected to adopt the new standard as of the effective date applicable to nonissuers and will implement the new standard on October 1, 2023. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

INDUSTRY

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT IN HONG KONG AND THE PRC

Household Income Level in Hong Kong

Given the healthy growth of the global and local economy, the income level of Hong Kong households has experienced a positive growth. From 2015 to 2021, the total number of households with monthly income of over HK$50,000 increased from 515,000 units to 691,000 units, representing a CAGR of 5.0% from 2015 to 2021, demonstrating a rapid growth in the number of middle- and upper-class households in Hong Kong in recent years and thus driving the demand for wealth and asset management services.

Source: Hong Kong Census and Statistics Department, Frost & Sullivan

Per Capita Income Level of High-Income Level Household in the PRC

With the rapid urbanization and economic improvement of the PRC, the per capita income of the high-income level, i.e. the top 20% of the highest income level of households, has witnessed a steady growth from US$8,653.6 in 2015 to US$13,001.7 in 2021, representing a CAGR of 7.0% from 2015 to 2021.

Latest figures recorded in 2021.

Source: National Bureau of Statistics of China, Frost & Sullivan

High Net Worth and Ultra-High Net Worth Individuals in the PRC

The term “high net worth individuals,” or HNWIs, in the PRC refers to people who own individual investable assets including financial assets and investment property with total value over $1.5 million. The term “ultra-high net worth individuals” refers to people who own individual investable assets including financial assets and investment property with total value over $4.5 million. The fast economic and social development in the PRC has propelled the rapid accumulation of wealth in the past decade. As a result, the number of high net worth and ultra-high net worth individuals in the PRC has surged from 1,034,400 in 2015 to 1,527,700 in 2021, at a CAGR of 6.7% from 2015 to 2021. The number of high net worth and ultra-high net worth individuals in the PRC is expected to reach 2,080,400 in 2026 at a CAGR of 6.9% from 2022 to 2026. Meanwhile, the total net worth of the HNWIs has also increased from $24.4 trillion in 2015 to $30.9 trillion in 2021, representing a CAGR of 4.0% from 2015 to 2021. And it is expected that the figure will reach more than $40.6 trillion by 2026 with a CAGR of 5.9% from 2022 to 2026. The substantial growth in the number of high net worth and ultra-high net worth individuals in the PRC is expected to fuel the growth wealth management and asset management services in Hong Kong as Hong Kong is the top choice for high net worth and ultra-high net worth individuals in the PRC to allocate their investments as Hong Kong is being seen as the ideal spring board to overseas financial markets.

Latest figures recorded in 2021.

Source: Frost & Sullivan

Inward Direct Investment by Destination in Hong Kong

Hong Kong, as an international financial center, attracts billions of investment funds from around the world every year. According to statistics from the SFC, 52% of the total AUM for the private banking and private wealth management business in Hong Kong were sourced from overseas investors as of December 31, 2020. The PRC was Hong Kong’s second largest source of inward direct investment with investments from the PRC accounting for about 27.1% or US$506.3 billion of the total inward direct investment in Hong Kong at the end of 2020.

Latest figures recorded in 2020.

Source: Hong Kong Census and Statistics Department, Frost & Sullivan

OVERVIEW OF THE WEALTH MANAGEMENT AND ASSET MANAGEMENT MARKETS IN HONG KONG

Introduction to Wealth Management and Asset Management

In general, wealth management refers to integrated services which incorporate financial and investment advice, insurance services, retirement planning, legal or estate planning services to the client. Asset management refers to the active management of an investor’s portfolio by a licensed financial services company, usually an investment bank. Asset management can also be part of a wealth management plan offered by financial institutions.

Source: Frost & Sullivan

The wealth management industry in Hong Kong has experienced a rapid growth in recent years, despite the global stock market downturn in 2015. From 2015 to 2020, the wealth management and asset management industries recognized an increase in revenues from $692.0 billion and $1,776.7 billion in 2015 to $1,415.7 billion and $3,047.5 billion in 2021 with CAGRs of 12.7% and 9.4%, respectively. The multi-currency, multi-dimensional financial market infrastructure in Hong Kong has continued to develop over the years and as such, has enabled financial institutions to perform real-time transactions of the major foreign currencies, including Renminbi, in diversified financial intermediation channels, in which could help reduce the dependence on a particular trading channel and hence minimizing the risk of systematic problems. Therefore, it is expected that the Hong Kong market infrastructure will continue to drive the steady development of wealth management and asset management services and the markets for such services are anticipated to reach $6,649.5 billion by 2026, representing a CAGR of 8.3% from 2021 to 2026.

We currently provide services in Hong Kong to high net worth and ultra-high net worth individuals from all over Asia, especially clients visiting from the PRC or in Hong Kong. For the fiscal year ended September 30, 2020, our wealth management operation falls under the Wealth Management Services—Insurance Services, where we refer our clients to insurance brokers to who assist our clients in identifying wealth management products to meet our clients’ needs. For our asset management operation, as a licensed asset management service provider in Hong Kong, we provide asset management products and services to our clients. While we may expand into other wealth management services segments such as retirement planning, legal or estate planning or other services, we do not currently have such plans.

Hong Kong Wealth Management and Asset Management Services Markets We believe the wealth management and asset management services markets in Hong Kong present the following key characteristics:

Elevating economic circumstances. Favorable economic circumstances and rising household disposable income are collectively driving the wealth accumulation of Hong Kong residents, with the number of HNWIs in Hong Kong rising from 142.3 thousand in 2015 to 188.0 thousand in 2020 at a CAGR of approximately 5.7% during the period. The significant increase in the number of wealthy investors has caused the surging demand for asset management and advisory diversification, contributing to the development of asset management market in Hong Kong. The emergence of ultra-high net worth clients and off-boarding midmarket clients has also motivated players in the industry to enhance their service capability for expanding their client bases and acquire business opportunities.

Rising volatility of capital markets. A series of global economic and political events in recent years such as the outbreak of the COVID-19, the U.S.- China trade war, trade protectionism, tightened monetary conditions of the U.S., have entailed volatility and turbulence across global capital markets. Uncertainties in government policies and macroeconomic environment have made investors re-evaluate their investment strategies and portfolios. Investors are seeking portfolio diversification, while asset management service providers are competent in managing their expectation and minimize risk for their wealth and asset in a systematic, organized and transparent manner, which in turn serve as an impetus to the growth of the asset management market in Hong Kong.

Hong Kong Acts as The Pre-eminent Offshore RMB Center. Hong Kong is a well-established financial center in the world and the first offshore market to launch RMB denominated services. Hong Kong has taken several initiatives in the past to enhance cross-border RMB fund flows, such as Shanghai-Hong Kong Stock Connect in 2014 and Mainland-Hong Kong Mutual Recognition of Funds in 2015. Moreover, the SFC and the CSRC signed a Memorandum of Regulatory Cooperation concerning Mutual Recognition of Funds between the PRC and Hong Kong in 2015. Under the mutual recognition of publicly offered funds (MRF), public funds operating from Hong Kong and the PRC that meet certain eligibility requirements prescribed by the CSRC and the SFC respectively for MRF will generally be deemed to have complied in substance with the other market’s registration requirements under a streamlined process for distribution in such market. The implemented initiatives have greatly enhanced the demand for wealth management and asset management service from PRC investors. According to the SFC, the net asset value of SFC-authorized funds managed by PRC-related funds has rapidly increased from $36.4 billion in 2015 to $42.6 billion in 2019, representing a CAGR of 4.0% from 2015 to 2019. We currently do not provide service related to RMB denominated services or cross-border RMB fund flows.

Rising Demand for Cross-border Investment from Chinese Investors. The middle- and upper-class households in the PRC have been increasing their investment in foreign assets and capital due to depreciation of the RMB in recent years and tightened PRC policies on foreign investment. From 2015 to 2020, the exchange rate of RMB against U.S. dollars dropped for more than 4.0%. As a result, Chinese investors use Hong Kong as a gateway to make foreign investments as an asset re-allocation and risk diversification strategy. From 2015 to 2020, the inward direct investment from the PRC to Hong Kong has increased at a CAGR of 3.5%. In addition, high net worth and ultra-high net worth families tend to migrate to overseas countries, such as the United States or Canada, or to send their children abroad for education. As a result, Chinese investors directly drive the growth of wealth management and asset management services in Hong Kong.

Improvement of Regulation for Better Investor Protection. In order to maintain the regulation governing public funds and asset management and keep up with international standards and industry developments, the SFC has been updating its regulations. For example, enhancements to point-of-sale transparency to better address conflicts of interest in the selling of investment products has recently become effective in August and November 2018. Additionally, the SFC conducts annual asset and wealth management activities surveys with the aim to evaluate the current state of the wealth management industry for policy and operational planning and actively pursue to improve the development of the wealth management sector in every aspect. Other proposed amendments to the Code on Unit Trusts and Mutual Funds are under development by the SFC, such as strengthening the requirements for key operators, providing greater flexibility and enhanced safeguards for funds’ investment activities.

Financial Technology (“FinTech”)-enabled and Digitalization of Asset Management Services. In 2018, the SFC put forward an approach with the goal of promoting virtual asset portfolio managers and fund distributors and also set out a conceptual framework for the potential regulation of virtual asset trading platforms. Coupled with the proliferation of mobile internet technologies, this approach has encouraged the responsible use of new technologies and also provides investors with more options. Moreover, a tailored guideline on design and operation of online platforms released by the SFC came into effect in April 2019, which aims to broaden the distribution channels for many public funds and give investors greater choice and better access to investment advice in the financial and wealth management industry in Hong Kong. Further, the Hong Kong Monetary Fund has stepped up its efforts in promoting the prevalence of Fintech in Hong Kong, including measures such as (i) signing a Memorandum of Understanding with the Association of Southeast Asian Nations (or, ASEAN) Financial Innovation Network in November 2019 to facilitate greater collaboration and integration between FinTech hubs across Asia; (ii) launching the Fintech Anti-epidemic Scheme for Talent Development (FAST Scheme) with a total subsidy of up to HK$120 million in July 2020 to provide financial assistance to local companies engaged in the FinTech sector to create new jobs; and (iii) signing cooperation agreement with foreign countries to encourage and promote innovations.

Diversified and Innovative Scope of Services. Facing fierce competition in the industry, market participants are increasingly dedicated in exploring more business opportunities by expanding the portfolio of value-added services. Consultancy services such as market analysis, in-depth research, and news feed for clients are complementing with the core competitiveness of these players to offer a comprehensive turnkey solution. Some market participants may revamp the digital capability with data centers and the development of low latency technology. More efforts are devoted by market participants to resources such as trainings, workshops and seminars to attract and educate investors.

Overview of the Overseas Asset Management Services Market in Hong Kong

Mainland China and Hong Kong have been the preferred market for fund managers in Hong Kong with investments in these two regions rising with a year-on-year growth of 26.7% and reaching US$752.1 billion in 2020, representing a total of 41.4% of all assets managed in Hong Kong in 2020. As an international financial center, Hong Kong allows investors to access a wide variety of global financial instruments. In recent years, with a rising number of investors from the PRC exploring investment opportunities in the overseas market via Hong Kong, there has been a rising demand for overseas financial products, in particular in Europe (45% year on year growth in 2020) and rest of Asia Pacific (12% year on year growth in 2020). From Hong Kong, investors are able to access the global asset management services market by subscribing to asset management products.

Latest figures recorded in 2020

Source: Hong Kong Securities and Futures Commission, Frost & Sullivan

OVERVIEW OF THE INSURANCE MARKET IN HONG KONG

Introduction to the Insurance Market in Hong Kong

The insurance market in Hong Kong is well-developed. In the past decades, the per capita insurance premium in Hong Kong has remained one of highest around the Asia Pacific region. The well-established legislative framework is one of the key factors thriving the insurance industry in Hong Kong as the clear, predictable ad accountable regulatory system could provide confidence to the investors for making investment in Hong Kong and also foster a stable and fair macroeconomic environment. According to Insurance Authority of Hong Kong, the independent statutory regulator, there are two main types of insurance products in Hong Kong: Long Term Insurance and General Insurance.

The table below sets forth the types of insurance under each of the two main categories:

Source: Frost & Sullivan

Rising Demand for Insurance Policies from the PRC

With the robust economic development in the PRC, the disposable income per capita in the PRC has witnessed a strong growth in the past decade. The national social security funds cannot fulfill the rising consumer expectation for healthcare as well as wealth and asset protection of investors from the PRC. Thus, relying on the robust regulatory regime for financial services industries in Hong Kong, an increasing number of investors from the PRC, who have directly invested over $506 billion in Hong Kong at the end of 2020 with a CAGR of 3.5% during 2015 to 2020, have been seeking insurance policies for comprehensive asset and wealth protection, as well as medical protection, in the Hong Kong insurance market in the past decade. According to the Insurance Authority, an independent institution based in Hong Kong whose mission is to regulate and protect policy holders through effective regulation, enhanced professionalism and public engagement, 5.1% of the long-term insurance products sold in Hong Kong in 2020 were sold to PRC visitors, the term used by the Insurance Authority which refers to Mainland residents who are visiting Hong Kong on either “Exit and Entry Permits” or Chinese passports. Of the insurance policies purchased by PRC visitors in 2020, 35.7% and 47.6% were whole life insurance and critical illness insurance, respectively. As advised by our PRC counsel, we believe that relevant PRC laws and regulations have not explicitly prohibited insurance institutions from selling insurance policies to PRC visitors in Hong Kong provided that such insurance institutions have not directly or indirectly, in the PRC, promoted insurance policies, solicited customers or otherwise facilitated the purchase of insurance products overseas. As one of the most cost-effective and competitive insurance markets in the Asia Pacific region, premiums from Asian visitors, especially PRC visitors, are playing a more important role in the long-term insurance market (any terms long than 5 years) in Hong Kong. It is estimated that more than 15% of the premiums for long-term insurance will be issued to Chinese visitor by 2025. As such, the expanding middle-class population in China represents a large source of purchasers of insurance products in Hong Kong and is expected to further drive the development of Hong Kong insurance market.

Market Size of Long-Term Insurance Market in Hong Kong

Premiums of long-term insurance products purchased by the PRC visitors every year have recorded a rapid growth in recent years primarily due to the expansion of the whole life insurance market. Premiums of long-term insurance products in Hong Kong have increased from $74.3 billion in 2015 to $87.2 billion in 2020, representing a CAGR of 3.3% from 2015 to 2020. Percentage of policies purchased by the PRC visitors has slight decreased from 5.5% in 2015 to 1.4% in 2020, representing a CAGR of -23.9% from 2015 to 2020. The decreased business premium of long term insurance product purchased by the PRC visitors was mainly due to the outbreak of COVID-19 in Hong Kong and the border-closing measures between Hong Kong and mainland China, the number of mainland China visitors decreased significantly and hence negatively affecting the premium of long-term insurance product purchased by the PRC visitors in 2020. Looking forward, the insurance market is expected to recover and reach $119.9 billion in 2025, representing a CAGR of 4.1%.

Latest figures recorded in 2020

Source: Insurance Authority, Frost & Sullivan

COMPETITIVE LANDSCAPE OF THE INSURANCE MARKETS IN HONG KONG

Any company wishing to carry on insurance business in or from Hong Kong must apply to the Insurance Authority of Hong Kong for authorization to do so. There are separate authorization requirements for carrying out a general insurance business, long-term insurance business or composite insurance business in Hong Kong:

General insurance business: A general business insurer is authorized to carry on all insurance business other than long-term insurance business, including but not limited to policies covering accident and sickness, fire, property, motor vehicle, general liability, financial loss and legal expense insurance.

Long-term insurance business: A long-term business insurer is authorized to offer policies that are typically in place for long periods and include but not limited to life and annuity policies, investment linked long-term, permanent health and retirement scheme management policies. Savings plan policies are generally recognized as a class of long-term insurance business. Long-term insurance business generally refers to insurance policies with more than five years of coverage period.

Composite insurance business: A composite insurer is authorized to carry on either general or long-term insurance business or both.

The insurance brokers we work with have access to policies underwritten by insurers engaged in each category of general insurance business, long-term insurance business and composite insurance business, from which our clients may choose. While currently our clients primarily choose long-term insurance policies, they have the option to buy policies under other categories if their circumstances and needs change or if market conditions change.

In addition, authorized insurers or insurance companies are the parties who underwrite an insurance risk and are liable to pay for the insurance claims payment. Insurance agencies are the business entities who are appointed by insurers whereas agents are the persons who are employed by the agencies and are responsible for offering insurance services. Each authorized insurer typically works with multiple insurance agencies and/or agents. An insurance broker sells, solicits, or negotiates insurance for compensation and typically sells policies from various insurers.

There were 163 authorized insurance companies in Hong Kong as of January 31, 2022, of which 90 were pure general insurers, 53 were pure long-term insurers, one was a special purpose insurer and the remaining 19 were composite insurers. According to the Insurance Agents Registration Board (“IARB”), there were 2,182 insurance agencies, 88,328 individual agents, 820 authorized insurance brokers as of September 30, 2021. In order to stand out in the highly competitive market, the larger financial institutions in the wealth management and asset management industry usually develop a wide variety of in-house financial products so as to match the demand from the consumer market. Local or smaller market players in Hong Kong usually have the comparative advantage of flexibility over the large financial institutions as they are able to offer customized solutions designed to meet the specific financial needs of the clients.

COMPETITIVE LANDSCAPE OF THE WEALTH MANAGEMENT AND ASSET MANAGEMENT MARKETS IN HONG KONG

The wealth management and asset management markets in Hong Kong are highly fragmented with over 10,000 market participants, consisting of individuals and companies of various sizes and specialties.

Financial institutions with different scales of operation have different minimum entrance requirements for clients to access their wealth management and asset management services. In general, the global leading investment banks would usually require a minimum asset value of $10 million from their clients. Some regional or local financial institutions may offer wealth management and asset management service to investors with an entry requirement of $1 million or less depending on their scale and product offerings to differentiate their clientele from the investment banks.

Market participants in the Hong Kong wealth management and asset management industries are required to acquire different types of licenses depending on their business activities in order to comply with applicable regulations. The following is a non-exhaustive list of the services and products most commonly offered in Hong Kong, and their respective required licenses.

●	Insurance Brokerage – Membership from either Professional Insurance Brokers Association (PIBA), or the Hong Kong Confederation of Insurance Brokers (CIB)

●	MPF Intermediaries – Type 1 or Type 4 Securities and Futures Licenses and membership from either PIBA, or CIB

●	Asset management – Type 9 Securities and Futures License

●	Securities and Futures – Type 1 – 10 Securities and Futures License depending on the services type

Entry Barriers for Wealth Management and Asset Management Markets in Hong Kong

License Requirements. Hong Kong possesses a well-regulated wealth management and asset management markets which have stringent regulatory requirements with respect to wealth management and asset management services. Market players are required to obtain related license from different regulatory bodies, such as Hong Kong Insurance Authority (IA), SFC, and Mandatory Provident Fund Schemes Authority (MPFA), to operate in their respective fields.

Brand reputation. Providers of wealth management and asset management services usually gain their industry footing from word of mouth as customers are more inclined to choose renowned institutions. In the competitive market, well-known service providers have already established their competitive advantages with extensive successful track record of investment performance which poses as an entry barrier to the new market entrants.

BUSINESS

Overview

We are a wealth management and asset management services provider based in Hong Kong, with the majority of our operations in Hong Kong. We assist our clients in identifying and purchasing well matched wealth management products and global asset management products. Our clients for both wealth management and asset management services are primarily high net worth and ultra-high net worth individuals in Asia, and a majority of our clients reside in the PRC or Hong Kong. In the fiscal year ended September 30, 2020, our wealth management services and asset management services contributed to 68.64% and 31.36% of our total revenue, respectively. In the fiscal year ended September 30, 2021, our wealth management services and asset management services contributed to 0.07% and 99.93% of our total revenue, respectively.

●	Wealth management services. We work with licensed product brokers licensed in Hong Kong, who are primarily insurance brokers and distribute wealth management products, which currently consist only of insurance products, and assist them in customizing wealth management investment portfolios for our clients Starting from March 2022, through our wholly owned subsidiary incorporated in California, Prestige Wealth America Inc. (“PWAI”), we started providing wealth management services to clients in the U.S. market. We also provide customized value-added services to our clients, including personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, and referrals to renowned high end medical and education resources. We do not charge our clients fees for these value-added services. In addition to insurance products, we intend to expand the network of product brokers we work with to provide our clients with access to other types of wealth management products.

●	Asset management services. Through PAI and its subsidiaries, we provide asset management services to our clients acting as investment advisors and fund managers. Currently, we manage a FOF, Prestige Global Allocation Fund (“PGA”). See “—Asset Management Services—Asset Management Fund in Operation.” In addition to managing PGA, we also provide discretionary account management services to our clients. Previously, we managed another fund, PCM1, and we also provided asset management related advisory services and onboarding services. See “—Asset Management Services—Prior Business.” For our asset management services, we charge investors certain fees for managing and advising a fund, including subscription fees, performance fees and management fees.

We mainly provide our wealth management and asset management services to high net worth and ultra-high net worth individuals or institutions owned by them in Asia, including business owners, executives, heirs of rich families and other affluent individuals. Word-of-mouth is currently one of the most effective marketing tools for our business and a majority of our new clients have come through referrals from existing clients. We are also actively expanding our client referral network by actively maintaining client relationship, seeking referrals from existing clients, and expanding our business network.

In mid-2017, we launched our wealth management operation providing referral services to clients in connection with their purchase of wealth management products from third-party brokers. For wealth management services, we generated revenues through a limited number of product brokers. For the years ended September 30, 2019, 2020 and 2021, we generated 73.54%, 100% and 100% of wealth management services revenue, respectively, through one insurance broker. We intend to further develop our wealth management business in the future by engaging with more product brokers that offer additional types of wealth management products.

In early 2017, we started to provide asset management services to our clients. In late 2018, we began providing asset management related advisory services as a type of our asset management services at the request of certain clients. In late 2020, we started to provide discretionary account management services to our clients as a type of our asset management services. For the fiscal years ended September 30, 2019, 2020 and 2021, we generated the majority of asset management services revenue from our advisory service clients and asset management fund. We generated 70.53% of asset management services revenue through three advisory service clients for the fiscal year ended September 30, 2019, 89.70% of that from one advisory service client for the fiscal year ended September 30, 2020, and 60.32% of that from one asset management fund for the fiscal year ended September 30, 2021. In the future, we will continue to provide our clients with existing asset management services, and develop or introduce more highly desirable product and service opportunities that meet the ever-evolving standards of our clients.

For the years ended September 30, 2019, 2020 and 2021, we provided wealth management services to 16, 13 and three client(s), respectively, and generated revenue from wealth management services in the amount of $626,032, $1,758,331 and $1,833, respectively. Our wealth management clients decreased in number over the years because as affected by COVID-19 related travel restrictions and related mandatory quarantine measures, our PRC resident clients were unable to travel to Hong Kong to complete procedures required for purchasing insurance products, and correspondingly, our revenue generated from wealth management services were negatively affected decreased over the years. For the years ended September 30, 2019, 2020 and 2021, we provided asset management services to nine, six and 21 clients, respectively, and generated revenue from asset management services in the amount of $1,680,267, $803,469 and $2,790,346, respectively. Among the 21 clients we provided asset management services to in the fiscal year ended September 30, 2021, 15 clients received short-term asset management services that lasted for less than one fiscal year, such as our discretionary account management services and PCM1. For our asset management services, as of September 30, 2019, 2020 and 2021, four, three and five clients had their assets under our management, respectively. The AUM of PGA was $7,049,894, $5,081,020 and $4,589,962, as of September 30, 2019, 2020 and 2021, respectively. The AUM of our discretionary account management was $164,703 as of September 30, 2021. With respect to our asset management related advisory services and onboarding services, we provided services to four, two and one client(s), for the years ended September 30, 2019, 2020 and 2021, respectively. We actively maintain our relationships with our clients, and we believe that the quality of our services, our client-centric culture, and our value-added services have contributed to a generally steady client base.

Our revenue increased by 10.8% from $2.31 million in the fiscal year ended September 30, 2019 to $2.56 million in the fiscal year ended September 30, 2020, and further to $2.79 million, or an increase by 9.0%, in the fiscal year ended September 30, 2021. Our net income for the fiscal years ended September 30, 2019, 2020 and 2021 were $0.11 million, $1.73 million and $1.91 million, respectively.

For our revenue for the fiscal year ended September 30, 2021, wealth management services and asset management services contributed to 0.07% and 99.93% of our revenue, respectively. We utilized short-term IPO investment strategy in our asset management services. The ultimate investments of PCM1, a fund we managed, and the discretionary accounts we managed were the IPO shares of certain target companies on the main board of the Hong Kong Stock Exchange. Our asset management services involving short-term IPO investment strategy contributed to a total of 82.34% of our total revenue for the fiscal year ended September 30, 2021, among which discretionary account management services involving this strategy contributed to 22.06% of our total revenue, and PCM1, a fund we managed that also adopted short-term IPO investment strategy, contributed to 60.28% of our total revenue. Investments involving short-term IPO investment strategy could be subject to substantial risks. See “Risk Factors—Risks Related to Our Business—PCM1, a fund we used to manage, invested in IPO shares of a company through an underlying fund. We may launch funds with similar capital market investment strategy in the future, which involves substantial investment risks.”

Corporate History and Structure

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on October 25, 2018. Our agent of service is [●].

On November 20, 2018, pursuant to a contribution agreement dated of even date, we issued an additional 3,000,000 Ordinary Shares to Prestige Financial Holdings Group Limited as consideration for the Company’s purchase of 100% of the issued shares of PPWM. On December 27, 2018, pursuant to a share exchange agreement dated of even date, we issued an aggregate of 1,000,000 Ordinary Shares to all the shareholders of PAI, with 906,582 Ordinary Shares issued to Prestige Financial Holdings Group Limited, 40,870 Ordinary Shares issued to Kington International Holdings Limited, 23,355 Ordinary Shares issued to Ensight Holdings Limited, and 29,193 Ordinary Shares issued to Pikachu Holdings Limited, as consideration for the Company’s purchase of 100% of the issued shares of PAI from those shareholders. After these transactions, the Company became the holding company of PPWM and PAI.

The Company owns 100% of the issued shares of PPWM, a company incorporated in the British Virgin Islands on May 23, 2014. PPWM owns 100% of the issued shares of PWM, a company incorporated in Hong Kong on January 26, 2015. PPWM owns 100% of the issued shares of PWAI, a corporation incorporated in California on February 15, 2022.

The Company also owns 100% of the issued shares of PAI, a company incorporated in the British Virgin Islands on December 4, 2015. PAI owns 100% of the issued shares of PAM, a company incorporated in Hong Kong on December 14, 2015. PAI owns 100% of the issued shares of PGAM, a company incorporated under the laws of the Cayman Islands on June 8, 2016. PAI also owns 100% of the issued shares of PGCI, a company incorporated under the laws of the Cayman Islands on November 3, 2020.

We operate through our wholly owned subsidiaries, PPWM and PAI. Our wealth management operations are conducted through PPWM and its operating subsidiaries, while our asset management operations are conducted through PAI and its subsidiaries. Our asset management operations are currently primarily focused on managing and operating investment funds, and providing discretionary account management services, asset management related services and onboarding services. We currently hold licenses to act as fund manager through PAM.

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus. The percentages shown on the following chart represent percentages of equity ownership:

Competitive Advantages

We believe the following competitive strengths have contributed, and will contribute, to our growth:

Significant Client Satisfaction and High Client Retention

We believe that we have a reputable brand image among our clients. As an independent wealth management and asset management services provider, we focus on the quality of our services and maintain a loyal client base. We measure client satisfaction by conducting client satisfaction surveys mostly via telephone calls, instant messaging or in-person meetings to collect accurate feedbacks about our services from our clients. Meanwhile, recurrent client referrals by existing clients effectively reflect the high level of satisfaction by our clients. For the fiscal years ended September 30, 2019, 2020 and 2021, approximately 52%, 47% and 54%, respectively, of our total clients, including both wealth management and asset management clients, came through referrals from existing clients. The number of clients who have purchased our services more than one time reflects the level of client retention in our business. To this end, we strive to explore our clients’ needs and offer them with best suited products or services, so that we can build longer-term and more stable relationships with clients. We believe that our existing clients will return to seek our referral services for additional products, or invest more with our investment fund or through our discretionary account management. From the time we launched our wealth management services to September 30, 2021, 17, or 38%, of our wealth management clients purchased multiple insurance policies from brokers we work with, and 9 of these 17 clients had purchased insurance policies on multiple occasions, indicating client satisfaction with our services and the brokers we introduce. From the time we launched our asset management services to September 30, 2021, nine, or 30% of our asset management clients received more than one asset management services from us. We believe that we have been successful at leveraging the influence and network of our existing clients to grow our client base. We expect our loyal client base to continue to grow, as we continue to capitalize on the opportunities stemming from the rapid growth of the high net worth and ultra-high net worth population in Asia.

Client Experience Oriented, Customized, and High-Quality Value-Added Services

Our client-centric corporate culture and value-added services are what we believe differentiate us from our competitors in Hong Kong’s wealth management and asset management services industry. Our business process delivers a continuum of complementary, value-added services, including personal assistant services, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to renowned high-end medical and education resources, without cost to our clients. Due to the wealth management, asset management and value-added services we have been providing, we have built a one-stop, customized client experience model designed to meet the wealth management and preservation needs of our clients. We will continue to add additional value-added services at the demand and request of our clients. We believe that our client-centric service structure is key to maximizing our client satisfaction and retention. For the fiscal years ended September 30, 2019, 2020 and 2021, for all of our business operations, including wealth management and asset management services, approximately 52%, 47% and 54%, respectively, of our clients came through referrals from existing clients, attesting to the quality and effectiveness of our client services.

Referrals from Well-Connected Clients

Well-connected clients refer to our clients who are acquainted with or related to people of influence or wealth. A majority of our existing clients are executives and principal shareholders of companies, including entrepreneurs backed by significant family businesses. Our clients also have on average, minimum investable assets worth $5 million. We believe the influence and both the personal and professional networks of our existing clients provide us with access to a larger network of prospective clients who are high net worth or ultra-high net worth individuals. In the fiscal year ended September 30, 2019, we provided our wealth management services and asset management services to 16 and nine clients respectively, and the average revenue we generated from each new client from insurance policies origination in the fiscal year ended September 30, 2019 was HK$220,531 (approximately $28,133). In the fiscal year ended September 30, 2020, we provided our wealth management services and asset management services to 13 and six clients respectively, and the average revenue we generated from each new client from insurance policies was HK$1,361,881 (approximately $175,198). In the fiscal year ended September 30, 2021, we provided our wealth management services and asset management services to three and 21 clients respectively, and the average revenue we generated from each new client from asset management services was HK$997,952 (approximately $128,526). 52% and 78% of our wealth management revenues came from referrals by existing clients in the fiscal years ended September 30, 2019, and 2020, respectively. For the fiscal year ended September 30, 2021, despite of decreased client number and revenue in our wealth management business because of the impact of COVID-19 pandemic, 64% of our total revenues came from our new asset management clients who were referred to us by existing clients. We believe that we have been successful at leveraging the influence and network of our existing clients to grow our client base.

Carefully Selected Business Partners such as Product Brokers and Underlying Fund Managers

With respect to our wealth management services, we carefully select and introduce to our clients, highly desirable wealth management brokers who offer products designed to meet the financial and wealth planning needs of high net worth and ultra-high net worth individuals. We primarily work with insurance brokers who offer a wide array of insurance products with different product features, different levels of risk and returns and various investment goals that address our clients’ wealth management and preservation needs as perceived by us. We have adopted specific criteria in selecting the wealth management brokers that we work with and perform rigorous due diligence before we partner up with them. See “Business – Our Services – Wealth Management Services – Selection of Product Brokers” for more information of such selection process. We also carefully select the wealth management and preservation industry professionals providing value-added services to whom we refer our clients.

With respect to our asset management services, our fund selection models choose global asset management products from our database includes over 150 carefully-selected top ranking hedge funds with superior reputation and outstanding investment records, which are then vetted and approved by our investment committee.

Access to Highly Desirable Products That Are Not Widely Open to Subscribers

With respect to our wealth management services operation, the insurance brokers we work with have access to insurance policies that may have a limited number of authorized subscribers. Typically, brokers are given a quota of subscribers that can subscribe to such policies. The brokers we work with tend to have a larger quota of subscribers than other less established or recognized brokers because of their operating history, market recognition and relatively bigger sizes. Therefore, through our referral services, our clients have access to such policies.

With respect to our asset management services operation, our individual clients have access, through our funds and our broad global network of fund management companies in the United States and European Union, to hedge funds that are rarely open to individual investors in general. These hedge funds are highly sought after and typically have a capped total subscription size, in addition to a preference for institutional investors over individual investors. Additionally, these funds have high investment amount requirements that the individual investors are not typically able to meet. As such, these highly sought-after hedge funds are rarely accessible by individual investors.

Experienced Management Team

We have a highly experienced management team. Our Chief Executive Officer and Chairman, Mr. Shi, has worked in the financial industry in the United States and Hong Kong for more than ten years and has extensive experience working with high net worth and ultra-high net worth individual clients in both Hong Kong and the PRC. Mr. Shi has a deep understanding and know-how of the financial industry, as well as insight into wealth management and asset management. We also have highly qualified industry professionals with an average of more than 10 years of experience at well-known investment banking firms such as Merrill Lynch, Piper Jaffray, and Goldman Sachs. We believe that our management team’s insightful industry knowledge and vision, and strong execution capabilities significantly contribute to our growth.

Our Growth Strategies

We aspire to become a trusted wealth management services brand among Asia’s high net worth individuals. To achieve this goal, we intend to leverage on our existing strengths and pursue the following strategies:

Further enhance our brand recognition among high net worth and ultra-high net worth individuals

We believe that brand recognition is critical for the further growth of our business. To enhance our brand recognition, we plan to continue to focus on client service through rigorous research and due diligence of product brokers. We also intend to continue conducting a wide range of marketing activities including industry conferences, brand marketing workshops as well as client appreciation events. We also intend to offer other value-added services that are highly sought after among high net worth and ultra-high net worth individuals including but not limited to study tours to global financial institution, art finance tours, wealth inheritance and preservation lectures.

Further grow our client base

We expect to continue to expand our client base in mainland China, Hong Kong and other countries in Asia through expanding the network of high net worth and ultra-high net worth individuals accessible through our existing clients and client pipelines through private banking networks and chambers of commerce and industry associations. We believe our client-centric and personalized services are critical to maintaining the loyalty of our existing clients, and further attract additional high net worth and ultra-high net worth individuals to choose us to assist them in their wealth management and preservation objectives. To support our business growth, we plan to further expand our senior management team and our team of qualified client relationship managers to ensure that every single client could be abundantly and carefully served. We expect to also systematically train our client relationship managers to better identify the needs of high net worth and ultra-high net worth individuals so as to be able to provide corresponding services expeditious to meet any needs as they arise. Meanwhile, we expect our client relationship managers to serve the network circles of high net worth and ultra-high net worth individuals, identify prospective clients’ demands in a timely manner and make client initiation arrangements accordingly.

Grow our asset management business to include a larger number of funds and diversify the types of funds

Currently, our fund database on which our investment target selection models run includes potential securities of high-growth companies prior to or in their initial public offering in the international capital market and approximately 150 top ranked hedge funds. We expect to continue to expand our database by increasing fund categories such as fixed income funds, real estate funds, venture capital funds and private equity funds and offering a wider variety of investment products, and to perform rigorous risk management to ensure the high quality of the funds that we manage and advise. Additionally, we intend to strengthen our expertise in asset management services by recruiting more industry experts to expand our investment research team, and adopting additional investment strategies.

Integrate resources and provide one-stop wealth preservation and management solution

We have collected and consolidated a database of high quality and suitable tax experts, lawyers, trust consultants and other wealth preservation and management industry experts who are able to provide professional, objective and alternative solutions to clients that we refer. We provide such solutions and referrals to our clients to better serve their needs as we seek to meet our clients’ needs beyond the scope of our current services. We currently do not receive referral fees for referrals and sharing of such resources. We plan to hire relevant industry experts to become our long-term consultants in the future, and plan to launch customized service portfolio based upon our past experiences and supplemented by the evolving needs of our clients. We also plan to develop immigration planning with a wealth management objective, to help high net worth and ultra-high net worth individuals and families achieve global asset allocation and wealth inheritance integrating global immigration planning. As such, we plan to become a one-stop solutions service provider in wealth preservation and management to more efficiently, effectively and conveniently provide professional advice to our clients. We aim at becoming long-term partners to our clients in asset allocation and family wealth inheritance.

Pursue strategic investments and acquisition opportunities

To provide our clients with more all-inclusive wealth management services and comprehensive asset management services, we may selectively invest in or acquire companies that are complementary to our business, including opportunities that can further grow our current businesses and drive our long-term growth.

Our Services

Through our wholly owned subsidiaries, we provide wealth management and asset management services, respectively, to meet the wealth management and preservation and investment objectives of our high net worth and ultra- high net worth clients.

Wealth Management Services

According to the Sullivan Report, the needs and capabilities for wealth management services in Hong Kong are growing rapidly, with the revenues of wealth management industry increasing with a CAGR of 12.7% from 2015 to 2021, and are expected to continue to grow. We believe that we are well positioned to capitalize on this opportunity by providing referral services in connection with the purchase of wealth management products by our clients from wealth management product brokers such as insurance brokers.

In mid-2017, we launched our wealth management services, where we introduce our high net worth and ultra-high net worth clients to wealth management product brokers who distribute a wide array of wealth management products customized to meet the investment and wealth management needs of our clients. Since the inception of our wealth management services operation in 2017, we have focused our wealth management services operation on introducing our clients to insurance products and have primarily worked with insurance brokers. Specifically, with respect to insurance products, we have selected insurance brokers that have access to a wide range of policies from a selection of insurance product providers, including savings plan, critical illness, high-end medical insurance, basic coverage policies and annuities, as well as products with investment attributes. Starting from March 2022, through our wholly owned subsidiary incorporated in California, PWAI, we started providing wealth management services to clients in the U.S. market.

Our clients’ sizeable amount of investable assets, on average above $5 million each, makes us an attractive and reliable source of funds to wealth management product brokers such as insurance brokers. We strive to better meet our clients’ specific and individualized needs by providing our clients with access to diversified product portfolios. Accordingly, we work with qualified product brokers who have access to a wide range of products from a selection of product providers and are capable of providing high quality diversification allocation for our clients. We also provide client support services during the origination of the insurance policy products when the clients subscribe to the policies, in addition to client maintenance services surrounding the renewals that occur annually on the policy anniversary dates of each policy, until the expiration of each policy’s premium payment term.

We generate revenue for our wealth management business from product brokers in the form of referral fees. The referral fees paid by such product brokers are calculated based on the value of wealth management products that our clients purchase from such brokers.

The following is an illustration of our wealth management services which connect our high net worth and ultra-high net worth clients to other market participants such as insurance brokers. The insurance brokers we work with distribute insurance products and policies. Insurance providers, such as insurance companies, may work with either their own insurance agents, or insurance brokers who source from a larger number of product providers, or both.

Client Acquisition

We acquired new clients primarily in two ways, namely through referrals from our past and existing clients, and through introduction by our founder Mr. Sze and our Chief Executive Officer, Mr. Shi. Once our past or existing clients, or our related parties, connect us with new clients, our designated client relationship manager will conduct client onboarding process by introducing our services and the product brokers we work with, and collecting preliminary client information. About 69% of our new clients were acquired through the referrals of our existing clients and 31% of our new clients were introduced to us by our founder, Mr. Sze and our Chief Executive Officer, Mr. Shi, for the fiscal year ended September 30, 2019. About 70% of our new clients were acquired through the referrals of our existing clients and 30% of our new clients were introduced to us by our founder, Mr. Sze and our Chief Executive Officer, Mr. Shi, for the fiscal year ended September 30, 2020. For the fiscal years ended September 30, 2019, and 2020, more than 50% of the clients introduced to us completed purchases of wealth management products from product brokers that we work with. For the fiscal year ended September 30, 2021, due to the travel restrictions in response to the COVID-19 pandemic, we did not have any new client for our wealth management services, because potential clients was unable to visit Hong Kong in person to complete required physical examination and get their policies approved by the insurance company. We do not enter into service agreements directly with our clients, while our clients consent to our services upon providing preliminary personal information to us to be passed on to the product brokers. We do not charge prospective clients any fees if they decide not to purchase any wealth management products from product brokers that we work with.

Our Client Service Model

We operate under a proven and cost-effective client service model, by integrating the services of well-seasoned product brokers who distribute a large selection of wealth management products and provide advisory services and onboarding services on the allocation of wealth management products, covering the full-service cycle for each client. In addition to referring our clients to product brokers, we provide services to our client by maintaining regular correspondence between the product brokers and our clients, and maintaining client relationship as needed. Each of our clients is supported by a designated client relationship manager who organizes clients’ information, refers clients to product brokers, explores additional service needs the clients may have, and conducts continuous client relationship maintenance.

Based upon the initial client information compiled by our client relationship managers, product brokers further gather information from the clients with the help of our customer relationship managers to assess their risk profiles, understand their financial objectives and craft tailored wealth management plans for them. While our client relationship managers do not provide any advisory services or discuss the features of specific wealth management products, they are also part of the correspondence between the product brokers and our clients, thus achieving a smooth and seamless transition from new client development to service delivery. The product brokers we work with have a vast array of investment products for clients to choose from in order to develop tailored portfolios. To sustain and further improve our service quality, our client relationship managers are also dedicated to continuous maintenance of client relationships and collection of client feedback via telephone calls, instant messaging or in-person meetings. Our client relationship managers communicate with our clients on at least a monthly basis to evaluate their level of satisfaction and to explore their needs for additional ancillary services. This collaborative client service model facilitates new client development, integrates quality and consistent professional services provided by trusted and vetted third-parties, and nurtures long-term relationships with our existing clients.

Our services currently entail introducing our clients to insurance brokers and providing administrative support to our clients in the subscription of insurance policy contracts with the brokers introduced by us. We do not directly sell insurance policies to our clients and do not enter into end agreements with our clients. We do not negotiate or arrange contracts of insurance as the agent of our client, nor do we advise on matters related to insurance policies or products. Our clients do not directly compensate us for our services. We do not work with insurance product providers to create or structure new policies, offer advice on financial as well as commercial terms or serve an advisory role in structuring the investment profile of our wealth management clients. We are compensated directly by the insurance brokers with whom we enter into referral service agreements. Typically, pursuant to these referral service agreements, we are compensated for services related to policy origination (however we may not recognize such compensation until expiration of the applicable free-look periods) and renewals of the same products that occur annually on the policy anniversary dates, until the expiration of the policy’s premium payment term.

We also deliver to our clients a continuum of value-added services before, during and after our clients’ initial purchase of wealth management products, such as handling the administrative support for our clients for each renewal of insurance policies during the standard length of time the insurance policies are in effect. Some value-added services are complimentary which include personal assistant services in Hong Kong, referrals to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to renowned high end medical and education resources. We do not charge our clients any fees for these value-added services.

Our Relationship with Product Brokers Such as Insurance Brokers

As we do not enter into end contractual agreements with our clients, an individual becomes our client by consenting to our services and providing preliminary personal information to us to be passed on to the product brokers. Such client is then assigned a client relationship manager who will collect the client’s preliminary information and wealth management needs and goals, select for the client an appropriate product broker in our network of product brokers, and pass on the collected information to such product broker. Based on the collected information, the product broker distributing the wealth management products is expected to create for and provide to the client, a portfolio of customized selection of products distributed by the broker, with the relevant terms and costs. We then continue to provide client management services to our clients, including but not limited to, assistance with information collection and communication with brokers, client satisfaction questionnaire distribution and collection) as they consult the product brokers on products and investment related issues until they decide to purchase products from the product brokers.

We enter into referral service agreements with product brokers such as insurance brokers for referrals of our clients to the product brokers. Pursuant to such referral service agreement, a product broker is obligated to pay us referral fees based on the total policy premiums of wealth management products that our clients purchase from such broker. Such broker is obligated to honor the referral payments upon purchase by our clients (subject to various conditions). To date, all product brokers that we work with have paid near 100% of the accrued referral fees.

Since the launch of our wealth management services operation in 2017 to the date of this prospectus, all product brokers we have worked with have been insurance brokers. Pursuant to the referral service agreements we entered into with insurance brokers, we are entitled to referral fees at different stages of the life of a policy: the first stage is at policy origination when we are entitled to an origination referral fee at an origination referral rate based upon the total policy premium (however we may not recognize such compensation until expiration of the applicable free-look periods); the second stage is at the time of renewal, when we are entitled to a renewal referral fee rate (lower than the origination referral fee rate) based upon the total policy premiums; these renewals fees are due annually on the policy anniversary dates, until the expiration of the policy’s premium payment term. We currently work with four product brokers in Hong Kong and one product broker in the U.S., who are all qualified insurance brokers who offer customized portfolios of insurance policies and products designed to suit the individual and specific needs and goals of our clients. Once a client agrees to work with a specific insurance broker selected by us, we offer client support services needed in the process leading up to the origination of insurance policies. We do not act, or hold ourselves out, as an agent of our client. We follow up with both the insurance broker and our clients to ensure the policy subscription processes advance steadily, and provide the administrative support that our clients need to subscribe to the insurance policies in the customized portfolio offered by the insurance broker. In exchange for our services, we receive referral fee-based fees from the insurance brokers. The majority of the referral fees are due and payable after expiration of a specified “free-look period” during which the client may cancel the insurance policies, with the remaining referral fees payable during the term of the insurance policies, generally at a lower rate than the rates in connection with initial origination. The free-look period is typically within 21 days for insurance products purchased in Hong Kong or within 30 days for insurance products purchased in the U.S. after delivery of the policy or issue of a notice to the policyholder or the policyholder’s representative, which follows the client’s subscription of the policy. We have had no clients who have elected to cancel policies during the free-look period, and there are no other situations where we would be required to repay or remit any of our referral fees.

Our referral agreements typically have one-year terms with automatic one-year extensions unless either party objects in writing 30 days prior to expiration of the respective terms. The referral agreements are typically non-exclusive and can be terminated by one party in the event of the other party’s breach of contract. Pursuant to our referral agreements with the product brokers, brokers may not approach or re-engage clients following our introduction for any products that they distribute; in the event that clients introduced by us directly purchase products from brokers we work with without our involvement during the term of our contracts, we would be entitled to referral compensation in the amount that we would have otherwise received had we been involved as a referral service provider. To date, we are not aware of any existing clients who directly purchased any products from brokers we introduced them to. Typically, we select brokers who have an industry reputation of fair practice and not approaching or re-engaging clients introduced through third-party referrals. Brokers we work with also typically rely on third-party referrals for clients and do not typically maintain an in-house team for retail client engagement or relationship management. The referral fees will be calculated and settled on a monthly basis, based upon the total policy premiums generated in the prior month beyond the free-look period.

Certain insurance policies such as term policies may be renewed for terms. We provide ongoing services to our clients who have purchased renewable term policies. For the renewal of policies, we contact our clients prior to the renewal timeline to collect any updated information to be sent to the relevant product brokers and more generally respond to our clients’ concerns unrelated to product terms so as to ensure timely renewal by those clients of their existing policies with the same brokers originally introduced by us.

Selection of Product Brokers

We carefully select and introduce to our clients, highly desirable wealth management brokers who offer products designed to meet the financial and wealth planning needs of high net worth and ultra-high net worth individuals. With respect to our wealth management operation, we work with insurance brokers who offer a wide array of insurance products with different product features, different levels of risk and returns and various investment goals that we believe address our clients’ wealth management and preservation needs. We have adopted specific criteria in selecting the wealth management brokers that we work with and perform rigorous due diligence before we partner with them. We only select from licensed insurance brokers who are in compliance with requisite laws and regulations and meet our specific selection criteria. Specifically, we consider (i) a broker’s reputation in the industry and its industry ranking, including but not limited to, whether it has a reputation of circumventing third-party referral service providers to engage or re-approach referred clients; (ii) a broker’s service quality, including but not limited to, swift responses, professionalism and expertise of team members; (ii) competitiveness of its referral fee rates; (iii) the expansiveness of its product selections and access to rarer products and competitive products; (iv) compliance in product distribution and policy origination; (v) timely settlement and payment of accrued referral fees; and (vi) a broker’s executive team’s culture of compliance and fair business practice.

We have identified, screened and approved three insurance brokers in Hong Kong and one insurance broker based in the U.S., each with a large variety of insurance products. Of our total revenues from our wealth management operations for the fiscal years ended September 30, 2019, 2020 and 2021, approximately $460,365, $1,758,331 and $1,833, or 74%, 100% and 100%, respectively, were generated from Blue Ocean, a licensed insurance broker. As of September 30, 2019, 2020 and 2021, Blue Ocean paid our referral fees in full.

Our clients have access to the insurance brokers and are able to customize their needs for wealth management and planning products, including, without limitation, savings plans, lifelong health protection plans and comprehensive disease protection plans, universal life insurance plans and child growth education program plans. The most popular plan is the savings plan which accounted for approximately 93%, and 99% of total referral fees that we generated for the fiscal years ended September 30, 2019, and 2020, respectively. However, for the fiscal year ended September 30, 2021, due to the travel restrictions in response to the COVID-19 pandemic, our clients could not visit Hong Kong in person to complete required physical examination and get their policies such as savings plan policies, approved by the insurance company. Savings plans provide long-term compound interests for our clients’ assets and are designed to enable them to realize wealth preservation and growth. Savings plan policies have premium paying terms of 5-years, 6-years, 10-years, more than 10 years and 20 years, and as a result, we have not generated significant revenues from our renewal services for the fiscal year ended September 30, 2019, because renewals are not yet due for certain clients, and referral fee rates for renewals are lower. In the fiscal year ended September 30, 2020, revenue from referral fees including referral fees related to policy origination and referral fees for policy renewal were recognized at point-in-time in the stage of policy origination, after the adoption of ASC 606 on October 1, 2019. Savings plan and annuities are long term investment tools sharing the same basic investment principle, but presenting some differences, more particularly regarding payout. For additional information on the material differences between savings plans and annuities, please see “Business—Our Services—Wealth Management Services—Our Wealth Management Revenue Generation.” Other insurance plans are gaining more traction such as the lifelong health protection plans and comprehensive disease protection plans protecting against a large number of critical illnesses and provide worldwide high-end medical services to our clients.

Our Value to Product Brokers

As a link between the demand for and supply of wealth management products intended for wealth preservation and management, our services add value not only to high net worth or ultra-high net worth individuals but also product brokers such as insurance brokers. We provide product brokers with access to Asia’s high net worth and ultra-high net worth individuals, to whom they can sell their wealth management products. When providing wealth management services to our clients, we help them choose from reliable and professional product brokers that they otherwise do not have knowledge of or are not familiar with. Additionally, the product brokers we work with generally do not have the client relationship maintenance capability required to serve high net worth and ultra-high net worth individuals, nor access to such high net worth and ultra-high net worth individuals. Our services connect the two target groups who would not otherwise work together.

Our Value to Our Clients and Value-Added Services Offerings

In addition to services related to wealth management product subscriptions and renewals, we also offer a continuum of high-quality value-added services, such as personal assistant services in Hong Kong and the U.S., referrals to and accompanying clients during their visits to suitable wealth planning and inheritance related professionals such as trust lawyers and tax accountants, referrals to scarce high end medical resources, and referrals to agencies specialized in immigration and application to overseas study programs and degree programs. Specifically, we provide personal assistant services such as assisting clients in opening bank or wealth management accounts, assisting clients in making appointments with medical related service providers and accompanying clients to such service providers, and other assisting services as needed by the clients.

These value-added services are offered in response to our clients’ specific needs and demands discovered through our meticulous client intake process, designed to enhance our clients’ experiences and maximize our value to our clients. We do not enter into service agreements with our clients regarding any of such services. For all such value-added services, we do not separately charge our clients, and all of the services we refer to our network of trusted service providers according to the specific needs of our clients are not provided in-house. Other than the salaries we pay to our employees who are our client relationship managers in charge of our referral related services and maintaining client relationships, we do not incur additional costs for providing such services. We believe these value-added service offerings ultimately contribute to higher client satisfaction and potential future client referrals and are thus essential parts of our values to our clients.

Our Wealth Management Revenue Generation

We started generating revenues from our wealth management services in the fiscal year ended September 30, 2018, in the form of referral fees paid to us directly by product brokers. The referral fees paid by such product brokers are calculated based on the value of wealth management products that our clients purchase from such brokers. In the case of insurance products, the referral fees are calculated based upon the total amount of policy premiums of insurance products, and are paid to us first upon policy originations, and thereafter for services related to policy renewals that occur typically on an annual basis following the policy originations until the end of the policy term, in each case based upon the total policy premiums and the referral fee rates of insurance products. We do not receive referral fees between origination and the first renewal following origination, which typically is the first anniversary of the policy origination, or between each annual renewal that follows.

The first renewal date is generally one year from the date of the policy origination and renewal payments are typically made immediately following the renewal date. Referral fees for policy renewals are payable generally at a lower fee percentage than the fee rates in connection with the initial origination of such policies. For the fiscal year ended September 30, 2019, 72% of our wealth management revenues were generated from the referral fees related to policy origination, and the remaining 28% were from policy renewal. For the same period, the referral fees were in the range of 4-35% with an average of 10.32% of the total policy premiums purchased for policy origination, depending on the specific nature of the products and terms of the policies; and in the range of 0-2% with an average of 0.47% of the total policy premiums for policy renewal. On October 1, 2019, we adopted ASC 606 using the modified retrospective method for all contracts not completed as of the date of adoption, and our revenue for the fiscal years ended September 30, 2020 and 2021 was presented under ASC 606 accordingly. As a result of the adoption of ASC 606, for the fiscal year ended September 30, 2020, all of our wealth management revenue was generated from the referral fees recognized upon policy origination. For the same period, the referral fees were in the range of 5-48% with an average fee of 15.06% of the total policy premiums purchased upon policy origination, depending on the specific nature and terms of the policies. For the fiscal year ended September 30, 2021, our wealth management revenue were generated from the referral fees recognized upon policy origination, with a fee range of 9%-32%. Since the launch of our wealth management services to September 30, 2021, 45 clients introduced by us purchased 75 insurance policies in total from the network of brokers we work with. Among those clients, 35 clients out of the 45 wealth management clients have purchased 45 savings plan insurance policy from brokers we work with, with seven clients having purchased multiple savings plans.

When existing clients purchase multiple insurance policies, we are entitled to referral fees on each of those policies. 16 clients out of the total 45 clients have purchased multiple insurance policies from brokers we work with, not limited to savings plans. While we believe existing clients will continue to come to us for our assistance for purchasing additional insurance policies, we cannot be certain they will do so. A majority of our revenues of our wealth management services comes from referrals of new clients from existing clients. We generated insignificant amount of revenue from wealth management services for the fiscal year ended September 30, 2021. We did not have any new wealth management client for the fiscal year ended September 30, 2021. During the fiscal years ended September 30, 2020 and 2019, approximately 70% and 69% of the new clients, respectively, were referred to us by existing clients, and these newly referred clients contributed approximately 78% and 52% of our wealth management revenues for such periods, respectively.

In the fiscal years ended September 30, 2019, 2020 and 2021, we generated $626,032, $1,758,331 and $1,833, or, 27%, 69% and 0.07% of our total revenues through our wealth management services, respectively. In the fiscal years ended September 30, 2019, 2020 and 2021, through the brokers we introduced, our clients have purchased insurance products from product brokers, with premiums for such products averaging more than HK$2.14 million (approximately $0.27 million), HK$18.27 million (approximately $2.33 million) and HK$31,182 (approximately $4,016) per client, respectively. For the fiscal year ended September 30, 2021, due to the travel restrictions in response to the COVID-19 pandemic, our clients could not visit Hong Kong in person to complete required physical examination and get their policies approved by the insurance company. Therefore, we generated insignificant amount of revenue from our wealth management services. We anticipate that our revenues from wealth management services in the form of referral fees will constitute a significant portion of our revenues once the border between the mainland of China and Hong Kong is open again, clients can visit Hong Kong in person to get approval of their policies from the insurance company.

In the fiscal years ended September 30, 2019, 2020 and 2021, we generated 27%, 69% and 0.07% of our total revenue from wealth management services fees, respectively, 93%, 99% and 0% of which, respectively, were derived from referral fees in connection with purchases of saving plans by our clients. A savings plan is an endowment insurance plan, under the life insurance category, typically long term, geared towards wealth accumulation and life protection, designed to ensure a stable income to help subscribers satisfy their needs at different stages of their lives. A savings plan has a cash value account that typically includes guaranteed cash value and non-guaranteed bonus with premium payment terms ranging from 5 to 20 years or more. The cash value is equal to the surrender value of a savings plan policy. The surrender value is the amount of money an insurance company will pay the policy holder if the contract is voluntarily terminated before its maturity date; the surrender value of a given policy is based on the accumulated value to date minus the surrender fees specified in the policy and is calculated based upon a minimum guaranteed compound interest rate less the cost of the actual insurance policy, which varies based on policies and insurance companies. The minimum guaranteed compound interest is approximately 1% per annum during the coverage term of the policy (typically the lifetime of a policy holder), the average rate at which our clients purchased, which is usually much longer than the premium payment term. The minimum guaranteed compound interest is based on the policy’s investment return and relevant cost. Insurance policies’ costs are calculated by the insurance companies who underwrote the specific savings plans and are subject to change on an annual basis. Such costs are typically not disclosed to policy holders. Subscribers are also eligible to receive non-guaranteed bonus no less than once a year which may generate long-term capital growth during the coverage term of the policy. The non-guaranteed bonus is based on a number of factors, including but not limited to the cost of the policy, investment returns and market volatility. Investment returns on a policy vary with the underlying portfolio’s performance return and the costs associated with the management of the underlying portfolio. Market volatility indirectly affect the non-guaranteed bonus as the insurance companies respond to both market volatility and the actual performance of the investment portfolio by adjusting the mix of eligible investments and the allocation ratios of investment instruments to ensure that the non-guaranteed bonus stays within the expected range of 5-7% per annum in the long run.

The insurance companies who underwrote the savings plans that our clients have purchased retain investment authority and make eligible investments in both bonds and other fixed income instruments, including government and corporate bonds, and equity-like assets. Bonds and other fixed income instruments are typically in the United States and the Asia-Pacific region. Equity-like assets are mainly located in Asia and include listed securities, mutual funds, and direct or indirect investment in commercial and/or residential properties.

An annuity is a contract pursuant to which an insurer promises to make a series of periodic payments (the “annuity benefit payments”) to a designated individual (the “payee”) throughout the lifetime of a person (the “annuitant”) or for an agreed period, in return for a single payment or series of payments made in advance (the “annuity considerations”) by the other party to the contract (the “contract holder” or “annuity purchaser”). Typically, the payee, annuitant and contract holder are the same person. While annuities and savings plans are both long term investment tools that share the same investment principle, a material difference between annuities and savings plans is the payout option. Savings plans typically provide more flexible payout options as the policy holder may request a lump sum payment, or several installment payments from the insurance company, depending on his or her specific needs, performance of the investment portfolio of the savings plans and/or market conditions. With annuities, payout options are more limited as payouts are usually fixed periodic payments as set in the annuity contract.

From the launch of our wealth management services to September 30, 2021, our clients had purchased insurance products, through insurance brokers we referred to them an aggregate of 45 savings plans, of which 32 have a 5-year premium paying term, one has a 6-year term, 11 have a 10-year term and one has a 20-year term. Our clients select policies based upon their investment needs, market conditions and the terms of the savings plan, after consulting exclusively with the product brokers. Our clients, for the fiscal years ended September 30, 2020 and 2019, have primarily selected 5-year and 10-year premium paying term savings plans.

Asset Management Services

In addition to wealth management services, we also provide asset management services through investment fund that we manage and discretionary account management services. In the past, we acted as manager of another investment fund, PCM1, and provided asset management related advisory services and onboarding services to our clients. We carry out our asset management services through our wholly owned subsidiary PAI and its subsidiaries, PAM, PGAM, and PGCI. PGAM serves as the manager of our investment fund, while PAM serves as the investment advisor of our investment fund. PAM is an SFC types 4 and 9 licensed corporation in Hong Kong and served as investment advisor of PGA. PGAM was incorporated in the Cayman Islands and has been registered as a “Registered Person” with the Cayman Islands Monetary Authority (“CIMA”) under the SIBA. PGCI is a Cayman Islands exempted company incorporated under the laws of the Cayman Islands.

We established our investment fund PCM1 in January 2021. PCM1 was fully redeemed by its investors in February 2021. For details on PCM1, see “—Prior Business.”

As of September 30, 2021, we managed the fund PGA. PGA was incorporated in the Cayman Islands as an exempted company in February 2017. PGA is a FOF that invests in top ranked hedge funds with managed assets ranging from $2 billion to $20 billion based upon our fund selection models. The underlying hedge funds we invest in are chosen based upon our fund selection models. PGA is FOF that invest in other hedge funds with a quantitative strategy. As the manager of PGA, PGAM decides the investment allocation of PGA according to market conditions and the needs and risk profiles of our clients. We derive revenues via subscription fees, management fees, and performance commissions from our funds.

In late 2018, in response to client requests, we started providing asset management related advisory services with respect to the formation, operation and ongoing compliance of investment funds in Hong Kong. Since December 2020, we started to provide discretionary account management services to our clients and derived revenues via subscription fees, and performance fees. See “—Prior Business—Asset Management Related Advisory Services” and “—Discretionary Account Management Services.”

For the fiscal years ended September 30, 2021, 2020 and 2019, we generated approximately 99.93%, 31% and 77% of our revenues through our asset management services, respectively. For the fiscal year ended September 30, 2019, we had five asset management investors including three high net worth investors (60% of our asset management investors) and two ultra-high net worth investors (40% of our asset management investors). For the fiscal year ended September 30, 2019, we acquired four enterprise investors through our asset management related advisory services and onboarding services. For the fiscal year ended September 30, 2020, we had four asset management investors including two high net worth investors (50% of our asset management investors) and two ultra-high net worth investors (50% of our asset management investors); meanwhile, we had two enterprise clients through our asset management related advisory services. For the fiscal year ended September 30, 2021, we had 21 asset management investors including ten high net worth investors (50% of our asset management investors) and ten ultra-high net worth investors (50% of our asset management investors); we had one enterprise investor through our asset management related advisory services.

Asset Management Fund in Operation

For our asset management operations, we have two dedicated professionals in the field of quantitative investment, risk management and macroeconomic research, and one professional in the field of securities investment. Our investment committee comprises of our Chief Executive Officer and the three professionals. Our asset management team applies active investment strategy to locate products that meet clients’ immediate needs, and uses our fund selection model to conduct thorough screening of the underlying funds in our hedge fund database, including quantitative and qualitative analysis. Our asset management team will then produce investment and operational due diligence reports on the selected funds and solicit the approval of our investment committee. After the investment phase, we continuously monitor and analyze the performance of the underlying funds and conduct regular (at least quarterly) meetings with the relevant fund managers to ensure the fund performance is within our expectation.

PGA

As of the date of this prospectus, we have one fund, PGA, in operation under our management. PGA is a fund of funds whose objective is to achieve superior capital growth by investing in hedge funds managed by world-class quantitative portfolio managers. For PGA, we charge investors performance fees, management fees and subscription fees. Revenue generated from our asset management business related to fund management amounted to $45,324, $82,769 and $120,183 for the fiscal years ended September 30, 2021, 2020 and 2019, accounting for approximately 1.62%, 3.2% and 5.2% of our total revenues, respectively. As of the date of this prospectus, we have two investors in PGA, who are unrelated third parties.

PGA is managed by PGAM, with PAM serving as PGA’s investment advisor. PGA primarily invests in global reputable quantitative hedge funds subject to actual market conditions, or may engage in short-term investment financial management, including but not limited to, bank deposits, money market funds, short-term monetary funds and other similar products. With access to world-class funds on Wall Street, PGA strives to provide our asset management clients the opportunity to participate in those hard-to-access or even soft-closed hedge funds that has a high entry barrier for investors. Our fund selection model also incorporates quantitative investment and market neutral strategies as we believe these two approaches to be the most scientific way to generate returns for investors with an investment outlook of medium to long term. PGA aims to deliver high quality risk-adjusted return and high liquidity to our asset management clients by constructing a well-diversified portfolio.

Our clients may contribute to the fund on a monthly basis with no fixed minimum term and may redeem on a quarterly basis after three months following their initial contribution. PGA is open to non-U.S. investors, and requires a minimum investment of $500,000 from an institutional investor and $250,000 from an individual investor. PGA’s one-off subscription fees at the time of subscription range from 0.85% to 1.25%, annual management fees range from 1.00% to 1.50%, and performance fees are at 10% to 13.5% of the incremental portion on a quarterly basis over the high-water mark, net of other expenses.

From its inception in April 2017 to September 30, 2021, PGA generated a risk-adjusted return of -12.40% with a Sharpe ratio of -0.30. The volatility of PGA was only 9.8% and the maximum drawdown during the period was 31.7%. The fund’s benchmark - HFRI® FoF Index offered a return of 28.4% in the same period.

PGA generated a loss of 4.0% and 20.3% for the fiscal years ended September 30, 2021 and 2020, and a return of 4.8% for the fiscal year ended September 30, 2019, respectively. The loss of PGA amounted to 12.4% and 9.6%, from establishment to September 30, 2021 and September 30, 2020, respectively. The return of PGA amounted to 14.5% from establishment to September 30, 2019. PGA’s AUM was $4,589,962, $5,081,020 and $7,049,894, as of September 30, 2021, 2020 and 2019, respectively.

For discussion on our non-operating fund, PCM1, see “—Prior Business—Non-operating Asset Managed Fund.”

Assets under Management

The AUM of PGA was $4,589,962, $5,081,020, and $7,049,894, as of September 30, 2021, 2020 and 2019, respectively. Clients of PGA may redeem their investment on a quarterly basis without any other restrictions. As of the date of this prospectus, PGA has two third-party clients. We believe that our asset management clients who have opted for redemption decided to do so based upon their individual investment objectives rather than just to switch to our wealth management services, since these clients were different from the wealth management clients who subscribed to wealth management products through us in the fiscal years ended September 30, 2021, 2020 and 2019.

The following table sets a movement of AUM of PGA as of the dates indicated.

PGA
AUM, as of fund’s establishment	$-
Subscription	7,034,002
Redemption	-
Appreciation/(deprecation)	59,174
Fees	(49,711)
AUM, as of September 30, 2017	7,043,465
Subscription	1,100,000
Redemption	(1,708,359)
Appreciation/(deprecation)	686,363
Fees	(169,152)
AUM, as of September 30, 2018	6,952,317
Subscription	-
Redemption	(227,501)
Appreciation/(deprecation)	441,781
Fees	(116,703)
AUM, as of September 30, 2019	7,049,894
Subscription	-
Redemption	(560,000)
Deprecation	(1,326,105)
Fees	(82,769)
AUM, as of September 30, 2020	5,081,020
Subscription	-
Redemption	(297,697)
Deprecation	(148,037)
Fees	(45,324)
AUM, as of March 31, 2021	4,589,962

The decrease of PGA’s AUM was mainly due to investors’ redemption and poor performance of PGA’s underlying funds in 2020. We are carefully observing the performance of underlying funds of PGA and the potential underlying funds in our database as well as the global hedge fund market, and we plan to actively adjust the allocation of the underlying funds to achieve a long-term stable performance of PGA. As of the date of this prospectus, PGA is still open to the investors and is actively marketed.

Performance of PGA

Specifically, our performance fees are calculated based on the value that PGA’s investment performance, as measured by its net asset value before performance fees (“GAV”) exceeds its high-water mark on a quarterly basis. A high-water mark is the highest peak in value that an investment fund has reached. Our performance fees are calculated based upon the high-water mark for each quarter and we do not calculate a fund’s lifetime high-water mark.

The following table provides a breakdown of the investment performance and high-water mark of PGA as of the dates indicated:

	PGA
	GAV per share	High-water mark	# of Shares
June 30, 2017	101.36	100.00	24,567
September 30, 2017	101.78	101.18	69,250
December 31, 2017	104.92	101.69	70,257
March 31, 2018	105.77	104.48	78,471
June 30, 2018	104.92	105.53	78,430
September 30, 2018	109.75	105.53	63,674
December 31, 2018	108.07	109.19	63,674
March 31, 2019	110.93	109.19	63,212
June 30, 2019	109.41	110.69	61,584
September 30, 2019	115.06	110.69	61,584
December 31, 2019	114.70	114.48	61,584
March 31, 2020	99.83	114.67	61,584
June 30, 2020	94.40	114.67	60,983
September 30, 2020	91.24	114.67	55,688
December 31, 2020	85.02	114.67	52,421
March 31, 2021	79.53	114.67	52,421
June 30, 2021	85.05	114.67	52,421
September 30, 2021	87.56	114.67	52,421

Selection of Investment Target

With respect to PGA, we carefully select the underlying funds as investment target to PGA based upon quantitative and qualitative analysis. In the quantitative analysis, we evaluate the funds based upon their monthly and annual performances using the following factors, historical volatility, Sharp ratio, Sortino ratio, the attribution and contribution of fund returns, the events that led to the highest volatility in the fund’s history, the largest drawdowns, correlation to market index and portfolio correlations. In our qualitative analysis, evaluate the funds based upon the experience and background of fund managers, investment strategies and investment styles, by reviewing their monthly reports and the initial fund documents. We also interview the fund managers and review the terms of fund subscription and redemption.

The main underlying funds we have selected are global Top 10 hedge funds from the list of “Barron’s Penta Top 100 Hedge Funds” which are ranked based upon their compound annual returns. The AUMs of our underlying fund managers are all over $50 billion in the fiscal years of 2019, 2020 and 2021, and as such, are considered global top-ranked hedge funds.

Discretionary Account Management Services

From December 2020, we started to provide discretionary account management services to our clients through our subsidiary PAM, a SFC types 4 and 9 licensed corporation in Hong Kong. Clients authorized us with full discretionary power to, on behalf of the client, manage, hold, buy, invest, divest and sell any specific portfolio at the client’s risk in accordance with the terms of the executed investment management agreement between us and that client. The specific portfolio is held in clients’ discretionary account, and we agree to accept their appointment as manager to provide such services to them based on mutual trust.

The portfolio in the clients’ discretionary account includes investments in the initial public offering of a target company on the main board of the Hong Kong Stock Exchange, including but not limited to investing as cornerstone investors and/or anchor investors. Meanwhile, we closely monitor and manage risks in the investment portfolios for our clients, which include the movements in trading prices of securities in the portfolio, and we provide warnings to clients in the event of a significant decrease in the portfolio’s net asset value at the close of market, and disposing of any portion or all the investment deemed as appropriate in the sole discretion of investment manager after the initial public offering. However, despite our efforts to monitor and manage risks for our client, managing portfolio with highly-focused assets involves significant risks, including that any volatility of the trading price of the investments may have a significantly negative impact on the value of our clients’ portfolio, and our clients may experience significant loss as a result of our investment decisions.

We charged a one-off subscription fee at the time of subscription at the rate of 5% on the investment amount, and we were entitled to receive a performance fee in respect of the portfolio, at a rate ranging from 15% to 25%, depending on the incremental portion of the fair value of the portfolio over the initial investment amount.

For the fiscal year ended September 30, 2021, we provided discretionary account management services to 16 clients according to the management agreements we signed with them; the aggregate original investment amount of our clients was $8,623,724 and our clients received a net profit of $483,829 under our discretionary account management, representing a net return of 5.5%. As of September 30, 2021, there were three clients under our discretionary account management with AUM of $164,703.

For the fiscal year ended September 30, 2021, we generated revenue of $615,962 for providing discretionary account management services to clients, accounting for approximately 22.06% of our total revenues.

Since September 30, 2021 to the date of this prospectus, we have completed discretionary account management services to 13 clients and we are currently providing discretionary account management services to three clients.

Prior Business

The following descriptions set forth the business operations we had engaged in the past:

Non-operating Asset Management Fund

PCM1

In January 2021, we launched PCM1, a single-asset secondaries fund aimed to obtain moderate capital appreciation by investing in securities of high-growth companies prior to or in their IPOs in international capital markets such as the Hong Kong Stock Exchange. PCM1 was an Exempted Limited Partnership registered in the Cayman Islands. PGCI, a Cayman Islands exempted company incorporated under the laws of the Cayman Islands, served as the general partner of PCM1. PCM1 was managed by PGAM, who was appointed and authorized to manage the operations of PCM1 and perform all due duties, powers and functions in relating to the fund.

Under PCM1, asset management clients were able to access rare opportunities to participate in the IPOs of world-famous growing companies and share return from them. After we determined the target investment amount of PCM1, we started accepting subscriptions from investors until that amount was reached. We required a minimum investment of $250,000 from investors of PCM1. PCM1 invested in the Underlying Fund, where PCM1 was the limited partner and a third-party fund manager was the general partner who managed and controlled the Underlying Fund. The Underlying Fund invested as anchor investor in the IPO shares of a company prior to its listing on Hong Kong Stock Exchange. Within a few days after the IPO, the Underlying Fund sold the IPO shares and achieved a good short-term return. After the settlement of IPO shares and the Underlying Fund was distributed, then PCM1 was distributed and fully redeemed by its investors and ceased operations in February 2021.

From its inception in January 2021 to its ceasing operations in February 2021, PCM1 realized a net asset value of $12,503,800, generated a net profit of $6,511,218 over the initial investment amount of approximately $5,992,582, representing a net return of 108.7%.

PCM1’s one-off subscription fees at the time of subscription was 3%, management fee was 1.5% - 2.5% on an one-off basis and carried interest as performance fees were between 10% to 35% of the surplus of the investment proceeds after deducting investors’ capital contribution, and net of due fees and expenses.

With respect to PCM1, revenue generated from PCM1 amounted to $1,683,076 for the fiscal year ended September 30, 2021, accounting for approximately 60.28% of our total revenues. For the fiscal year ended September 30, 2021, we earned subscription fee of $179,171, management fee of $149,813, and performance fee of $1,354,092 from PCM1, which fees had been paid in full in February 2021. For the September 30, 2021, the net return of PCM1 represents its one-off investment return of the Underlying Fund which invested in an IPO project; the net return before performance fees of PCM1 was 131.2%, while the net return after performance fees of PCM1 was 108.7%.

We are continuously sourcing high-quality investment targets such as IPO shares of fast-growing companies to be listed on major global stock exchanges or underlying funds that invest in securities including capital stock, bonds, notes, options, warrants or others. We are sourcing a number of potential investment targets, and funds will be launched when the investment targets are selected.

Assets under Management of Non-operating Fund

The AUM of PCM1 is not presented in the table above as it was formed in January 2021 and fully redeemed in February 2021. PCM1 reached a net asset value of HK$97,087,003 (approximately $12,503,800) at its full redemption in February 2021, compared to an initial investment amount of HK$46,530,000 (approximately $5,992,582) at its inception in January 2021, generating a net profit of HK$50,557,003 (approximately $6,511,218) and a net return of 108.7%.

Performance of the Non-operating Fund

Performance fees of PCM1 were calculated in such order: (1) the investment proceeds were distributed to each limited partner of PCM1, until their capital contributions were 100% paid back; (2) the surplus of the investment proceeds were then continued to distributed at a 70/30 split, where a certain portion was distributed to limited partners and the rest was distributed to general partner, or PGCI, as carried interest, until the cumulative amount distributed to limited partners reached 135% of their capital contributions; (3) thereafter, a certain portion of the remainder was distributed to limited partners and the rest belonged to PGCI as carried interest.

All of carried interests from steps (2) and (3) were paid to PGAM, the manager of PCM1, as the performance fee, since the general partner had sole discretion to do so, as agreed in PCM1’s Investment Management Agreement. The overall performance fees was between 10% to 35% of the surplus of the investment proceeds after deducting investors’ capital contribution, and net of due fees and expenses.

Selection of Investment Target by Non-operating Fund

With respect to PCM1, we carefully selected the indirect investment target of securities in the international capital market. We primarily aimed to obtain capital appreciation by investing in securities of high-growth companies in their IPO in the international capital market such as the Hong Kong Stock Exchange. To select the securities of high-growth companies, we evaluated the performance and growth potential of the companies of investment target securities. We conducted analysis not only based upon the public information disclosed by the potential companies to be listed such as prospectus to evaluate the historical financials, business development, management as well as risk factors, but also performed research about the feedback from the market regarding the related IPO through our network such as underwriters, investors and analysts to evaluate the performance of the IPO date and date immediately after IPO date of securities. We aimed to invest in the securities of the high-quality companies directly or indirectly. When we invested in the securities indirectly, we selected an underlying fund which invested in the securities. We conducted full due diligence of the underlying fund to evaluate the investment strategy, management capability, background, track record and the experience of its general partner and reviewed the investment terms to make sure a successful investment in the target securities. After careful evaluation, we selected the Underlying Fund as the investment target of PCM1. The Underlying Fund invested as anchor investor in the IPO shares of a company prior to its listing on Hong Kong Stock Exchange.

Asset Management Related Advisory Services

Since late 2018, we started providing asset management related advisory services to investment company clients intending to raise funds in Hong Kong, with respect to the formation, operation and ongoing compliance of investment funds in Hong Kong. Specifically, we advised on fund structure, coordinated with Hong Kong attorneys in conducting the fundamental due diligence of proposed fund structure, investment managers and underlying assets, advised on ongoing compliance issues and assisted in the marketing of investment funds. We charged a one-off fee for acting as a fund formation advisor and a fixed annual fee for acting as an ongoing advisor, which fees were negotiated with each client on a case-by-case basis. As advisors, our clients are responsible for making independent decisions relating to the formation and operation of their investment funds.

Fund Formation Advisory Services

With respect to fund formation advisory services, we provided all aspects of advisory, compliance and review services. We advised on, and assessed, the applicable fund structures based upon our clients’ objectives and experience in fund raising and investment management, and the underlying assets they expected to invest in. Our prior experience in fund formation in the Cayman Islands and operation in Hong Kong allowed us to maintain good relationship with fund service providers such as attorneys, custodian banks and fund administrators in Hong Kong or other offshore jurisdictions. As such, we recommended service providers based on the needs and objectives of our clients and coordinated with those service providers, such as legal counsel, fund administrators and fund auditors, in order to achieve successful fund formation. We then reviewed the draft service provider appointment agreement, reviewed from a compliance perspective the fund formation legal documents prepared by attorneys as to whether they are consistent with the clients’ purpose and expected scope of work and educated clients on compliance requirements of the Hong Kong SFC. We reviewed fund documents drafted by legal counsel, such as subscription agreements, private placement memoranda, supplements, redemption notices, investment advisory agreements, and investment management agreements to ensure these documents accurately reflected the proposed structure, underlying assets, operability and other pertinent details. Last but not least, we prepared draft marketing material for fund raising. Our asset management advisors were actively involved in servicing our fund formation advisory clients. During the service terms, in addition to providing advisory services as needed, we also had weekly conference calls to update our clients on any changes to the fund formation timeline.

As of September 30, 2021, we provided formation advisory services to one investment company registered in the Cayman Islands and earned a one-off advisory fee of $285,000. This one-off advisory fee became payable upon complete performance of the fund formation services and had been paid in full by the client. We entered into a fund formation advisory agreement between the investment company client and our wholly owned subsidiary PGAM, and the services were fully delegated to PAM, our wholly owned subsidiary in Hong Kong, which holds a valid Type 4 License and a valid Type 9 License in the SFC.

Ongoing Advisory Services

With respect to ongoing advisory services, we provided services specifically related to the pre-launch stage of the funds, as well as to the operation of the funds post formation. We charged our clients a fixed annual fee for our ongoing advisory services.

Pre-launch stage services included providing a feasibility proposal and conducting due diligence of any proposed underlying assets and discovering investment highlights suitable for fundraising marketing. We also conducted market and industry research, including searching for relevant benchmarks, industry experts and potential competitors in the market and advised our clients on the potential advantages and disadvantages of the proposed fund. We also arranged meetings or conference calls for our clients with potential sales distribution channels (such as multi-family offices and other wealth management service companies) or marketing partners to solicit feedback on and improvement suggestions to the expected fund raising process. In addition to providing advisory services as needed, we also arranged weekly conference calls with clients on progress updates.

Once the proposed fund was launched by our clients and with respect to the fund operation post formation, we advised on the fund operating activities, including but not limited to the review of fund valuation reports, fund valuation calculations, fund expenses such as the set-up fees, management fees and performance fees, and the various performance-based monthly reports and disclosure to investors and sales distribution channels. We also assisted in the review of randomly selected subscription and redemption documents, provided regulatory updates of relevant Hong Kong laws and offshore jurisdiction laws through our attorneys, maintained database that compares the performances of our clients’ funds and the benchmarks or competitors’ funds, and advised on fund performance improvement.

As of September 30, 2021, we provided ongoing advisory services to one investment company registered in the Cayman Islands and one investment company registered in Hong Kong. The advisory agreement between the investment company registered in the Cayman Islands and our wholly owned subsidiary PGAM was for the period from October 2018 to September 2019 with an annual advisory fee of $600,000, payable in equal semiannual installments. The advisory fee had been paid in full as of March 6, 2020. The advisory agreement between the investment company registered in Hong Kong and PAM was for the period from May 2019 to April 2021 with an annual advisory fee of $720,000, payable in equal quarter installments. As of the date of this prospectus, the Company has booked the allowance of accounts receivables of $534,310.

With respect to our fund formation advisory services and ongoing advisory services, which constituted regulated activities related to asset management, our asset management advisors provided services through PAM, our wholly owned subsidiary in Hong Kong, which holds valid SFC Type 4 License and Type 9 License in Hong Kong.

As of the date of this prospectus, we have provided three clients with asset management related advisory services, one of which retained us for fund formation advisory services, and the other two retained us for ongoing advisory services. As of the date of this prospectus, all asset management related advisory services under the agreements we entered into with clients have been fully rendered. We are continuously developing our asset management related advisory services and have been negotiating with new potential clients.

Onboarding Services

HYB-A

In the fiscal year ended September 30, 2019, we assisted a third-party investment manager to establish and organize fund HYB-A as a segregated portfolio of SPC. HYB-A aimed to provide capital growth by investing in bonds or other debt securities. The initial offer period of HYB-A started on September 25, 2019. HYB-A was fully redeemed by its investors and terminated in September 2020.

PGAM was appointed to act as the manager of the relevant segregated portfolio of SPC pursuant to a management agreement entered into by and between the Company, on behalf of the segregated portfolio, and PGAM in September 2019. The investment management power with respect to HYB-A, including matters related to investment and asset allocations, was delegated to a third-party investment manager, who was appointed by PGAM as the manager of HYB-A. PGAM provided onboarding services to the third-party investment manager of the fund and ongoing management services including administration and compliance related services to the fund. The investment and asset allocation related matters of HYB-A were delegated by PGAM to the third-party investment manager. By delegating its investment management power to the third-party investment manager, PGAM did not retain discretionary investment making power with respect to HYB-A.

With respect to onboarding services to the investment manager of HYB-A, we assisted the investment manager in establishing and organizing the fund as a segregated portfolio of SPC, including the production, printing and distribution of the memorandum or any other similar document and attending to required filings and registrations in respect of HYB-A. With respect to ongoing management services, we assisted HYB-A investors with their subscription application and supporting documents; maintained and closed bank accounts of HYB-A, placed cash on and withdrew cash from deposit with banks and financial institutions on behalf of the segregated portfolio company for the account of HYB-A, liaised with legal, audit and other professionals, the fund administrator, QFII investment manager/custodian, banks and other service providers in respect of HYB-A and assisted the investment manager to coordinate ongoing provision of services by such parties, and provided consulting service to the investment manager in relation to any winding up or termination of HYB-A in accordance with the memorandum and applicable laws.

According to the investment management agreement signed by the investment manager and PGAM, as amended, PGAM charged the investment manager onboarding service fees and monthly management fees. The onboarding service fees had accrued since HYB-A was successfully registered with and the required documents of the fund were filed with CIMA on September 25, 2019, in the amount of US$375,000 plus an additional amount equal to 0.4% of the excess subscribed amount over and above US$50,000,000. The management service fee for the administration and compliance related services rendered by PGAM was equal to one twelfth (1/12th) of 0.4% per month of the net asset value of HYB-A, accrued monthly and calculated as at each valuation day and paid quarterly, and the management fee was subject to a minimum period of 12 months commencing from the date of first subscription of the fund. Onboarding service fee of US$375,000 had been paid in full during the fiscal year of 2019, and we also received management service fees of $35,617 in relating to HYB-A. HYB-A was fully redeemed and terminated in September 2020.

Clients

Our Wealth Management Clients

One of our businesses is providing appropriate referral and services needed for our individual clients to purchase wealth management products from wealth management product brokers. Currently, all our wealth management product brokers are insurance brokers, and 100% of wealth management products purchased by our clients are insurance products. This line of business contributed to approximately 27%, 69% and 0.07% of our revenues for the fiscal years ended September 30, 2019, 2020 and 2021, respectively. While we are paid directly by product brokers, we directly serve the individual clients who purchase wealth management products from the product brokers we work with. Since we launched our wealth management service operations, we have been able to be timely compensated by the product brokers we work with.

We provide our wealth management services mainly to high net worth and ultra-high net worth individuals in Asia. Our client base consists of business owners, executives, heirs of rich families and other affluent individuals. From the time we launched our wealth management services to September 30, 2021, we provided wealth management services to an aggregate of 45 clients. In the fiscal years ended September 30, 2019, 2020 and 2021, the aggregate value of wealth management products purchased by our clients reached $4,363,452, $11,674,647, and $12,048, respectively. We believe our clients are loyal to our services. In the fiscal years ended September 30, 2019, 2020 and 2021, 52%, 78% and 100% of our wealth management revenues come from referrals by existing clients, respectively, demonstrating our client retention and client satisfaction abilities.

Our Asset Management Clients

With respect to our asset management business, our clients are also high net worth and ultra-high net worth individuals including business owners, executives, heirs of rich families and other affluent individuals, and institutions owned by high net worth and ultra-high net worth individuals. This line of business contributed to approximately 73%, 31% and 99.93% of our revenues for the fiscal years ended September 30, 2019, 2020 and 2021, respectively. From the time we launched our asset management services to September 30, 2021, we provided asset management services to an aggregate of 30 clients.

With respect to our asset management related advisory services, our clients were primarily investment companies that sought to establish or have recently established investment funds in Hong Kong. Our clients of our onboarding services were primarily investment companies focusing on asset management business, especially those who establish or manage funds. Our clients usually had prior investment experience, or were funds that were newly launched or in their pre-launch phase. Typically, our clients were located in other parts of Asia and North America, with strategic plans to expand into the Hong Kong market.

With respect to our discretionary account management services, our clients are mainly high net worth and ultra-high net worth individual investors and corporate investors owned by high net worth and ultra-high net worth individuals. Our clients tends to seek opportunities of capital growth by investing in the capital markets such as investing in the IPO shares of the companies in the global primary stock exchanges..

We mainly target the following high net worth and ultra-high net worth individuals as potential clients including: business owners, executives, and other high net worth individuals. By providing customized, value-added wealth management services and asset management services to our individual clients, we seek to build a loyal client base and create long-term relationships. Ultra-high net worth individuals, are defined as people with investable assets of at least $4.5 million, usually excluding personal assets and property such as a primary residence, collectibles and consumer durables.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, database and research reports and other intellectual property rights distinguish our services from those of our competitors and contribute to our competitive advantage in the high net worth wealth management and asset management services industries. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our relationship managers and other employees, our third-party wealth management product providers and other contractors. We own one registered trademark in Hong Kong, “Prestige.”

Marketing and Brand Promotion

Word-of-mouth is currently one of the most effective marketing tools for our business and we believe that for all our business operations, approximately 52%, 47% and 54% of our clients have come through referrals from existing clients in the fiscal years ended September 30, 2019, 2020, and 2021, respectively. We continue to focus on referrals as an important avenue of new client development. Approximately 38% of our initial clients, were introduced to us by our founder Mr. Sze and Chief Executive Officer Mr. Shi. We are also actively expanding our client referral network and intend to gradually reduce our reliance on Mr. Shi for client acquisition.

In the fiscal years ended September 30, 2019, 2020 and 2021, we had been continuously expanding our referral networks to private banks, chambers of commerce and industry associations, as they typically have strong connections with their high net worth and ultra-high net worth clients or members. Since September 2019, we started to cooperate with several private banks in Hong Kong to introduce external asset management service and share related resources to our clients. We successfully expanded our private banking network to collaborate with leading private banks in Hong Kong. Through such collaboration, our private bank partners promote our brand and services to their private banking clients. We believe the expansion of our connections with private banks will greatly expand our direct reach to the number of potential clients. In early 2019, we entered into long-term strategic partnership with the certain provincial entrepreneurs’ associations in Hong Kong. As part of our partnership, we host wealth management themed networking events for their high net worth members.

We intend to enhance our brand recognition to attract potential high net worth and ultra-high net worth clients through our broad client network and a variety of online marketing channels. We also intend to continue to sponsor or host brand promotion events and host conferences with other market institutions such as industry associations and industry conferences, which will allow us to access their members/attendees in order to eventually work with more high net worth and ultra-high net worth clients. We organize frequent and targeted events, such as high-profile investor networking events, where we present our company and our brand either independently or in collaboration with other brands that are not in our industry. These events are often organized in cooperation with luxury and fashion brands and art auction institutions. In addition, we promote ourselves and our brand through targeted marketing on print magazines that are popular with our target clients.

Competition

The wealth management service industry and asset management service industry in Hong Kong, and in Asia in general, are highly competitive, and we compete for clients on the basis of product choices, client services, reputation and brand names.

Our principal competitors for our wealth management services include:

●	Private banks. Many private banks rely on their own wealth management arms and sales force to distribute their products, such as UBC, Credit Suisse, and Citibank. We believe that we can compete effectively with commercial banks due to a number of factors, including our undiluted focus on the high net worth and ultra-high net worth clients market, our client-centric culture and services, and our independence, which factors better position us to provide wealth management services and to gain our clients’ trust. Through our collaboration with certain private banks, we are also able to more effectively compete by having access to such private banking clients.

●	Insurance companies, insurance agents and insurance brokers. Because all products that are offered by the network of intermediaries, we refer our clients to are currently insurance products, we compete with insurance companies with in-house distribution capabilities as well as other intermediaries such as insurance brokers. We believe that we can compete effectively with insurance companies and insurance agents because we work with several insurance brokers who have access to the products from most of the major insurance companies. We believe that we can compete effectively with insurance brokers as our client-centric culture and comprehensive client services allow us to provide personalized services and better serve the needs of high net worth and ultra-high net worth clients, while insurance brokers traditionally focus more on sales of their insurance products.

●	Independent wealth and asset management service providers. A number of independent wealth and asset management service providers have emerged in Asia in recent years while Hong Kong has well-recognized, large wealth management service providers as well as many smaller service providers. We believe we can compete effectively with independent wealth management service providers because our clients have access to diversified portfolio allocation through our qualified product brokers, without directly compensating us and we also provide high quality free-of-charge tailored value-added services. We believe we can also compete effectively with independent asset management service providers because we provide funds under our management with high-quality investment targets and good performance.

●	Multi-family offices. Hong Kong has many investment family offices. We believe we can compete effectively with family offices because we can access a broader group of clients compared to family offices, who typically serve a much smaller number of clients and set a much higher net worth threshold.

Our principal competitors for our asset management services include:

●	Independent asset management service providers. We believe we can compete effectively with independent asset management service providers due to our fund selection model to conduct thorough screening of the underlying funds, our professionals in asset management, and our access to highly desirable and hard-to-access fund managers.

Employees

We had 6, 7 and 7 full-time employees as of September 30, 2019, 2020 and 2021, respectively. The table below sets forth the number of our employees categorized by function as of September 30, 2021. All of our employees are located at our only office in Hong Kong.

As of September 30, 2021
Senior Management for Wealth Management and Asset Management	2
Wealth Management	3
Asset Management	1
Financial and Administration	1
Total	7

We pay mandatory provident fund scheme under the MPFSO, and employment injury compensation insurance under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or ECO for our employees.

None of our employees are represented by unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Facilities/Properties

Our main operations are based at Suite 5102, 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. We lease our office space of a total square footage of approximately 161 from a related party, Prestige Securities Limited, pursuant to two sublease agreements. Each lease agreement has a term of 2 years from August 1, 2021 to July 31, 2023. The aggregate annual rents pursuant to the lease agreements are HK$240,000 (approximately $30,817). The lease may be terminated upon one-month advance written notice by either party.

We believe that our existing facilities are adequate for our current requirements and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

Legal Proceedings

We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition. We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.

Seasonality

We currently do not experience seasonality in our operations.

Insurance

We participate in Hong Kong government required mandatory provident fund scheme under MPFSO, and employment injury compensation insurance under ECO for our Hong Kong employees. There is no other statutorily required employee social security/benefit plan in Hong Kong. See “Regulations—Regulations Related to Employment and Labor Protection—Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)” and “Regulations—Regulations related to employment and labor protection—Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)” for further details. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other wealth management companies of similar size in Hong Kong. We consider our insurance coverage to be sufficient for our business operations in Hong Kong.

REGULATIONS

Regulations Related to our Business Operation in Hong Kong

Regulations related to our Wealth Management Services

Under the IO, an insurance agent means “a person who holds himself out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or subagent of one or more insurers”, and an insurance broker means “a person who carries on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance.” While we refer our clients to qualified and licensed insurance brokers in Hong Kong from whom they purchase insurance products and provide client service support in the process leading up to policy origination and later policy renewal, we do not hold ourselves out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or sub-agent of one or more insurers, nor do we carry on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance or distribute any insurance product and we do not enter into service related agreements with our clients. As the scope of our business does not fall within the meaning of “insurance agent” or “insurance broker” under the IO, we do not think we are engaged in insurance brokerage business in Hong Kong, and we do not believe we should be regulated as an insurance agent or an insurance broker under Hong Kong laws. However, due to the absence of clear interpretation of the relevant rules, we cannot assure you the Hong Kong Insurance Authority may not, in the future, interpret the relevant rules differently and as a result deem us to be insurance brokers or agents in Hong Kong. In that event, we may need to cease the provision of such services or obtain the relevant licenses and qualifications. See “Risk Factors — Risks Related to Our Business and Industry — We may fail to obtain and maintain licenses and permits necessary to conduct our operations in Hong Kong, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services in Hong Kong.”

Regulations related to our Asset Management Services and Related Advisory Services

The SFC authorizes corporations and individuals through licenses to act as financial intermediaries. Under the SFO, unless any exemption under the SFO applies, any corporation which is not an authorized financial institution but carries out the following activities must be licensed by the SFC: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a business in a regulated activity); or (ii) actively marketing, whether by itself or another person on its behalf and whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, and such services would constitute a regulated activity if provided in Hong Kong. Any person who, without reasonable excuse, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$5,000,000 (approximately $641,000) and imprisonment for 7 years, and to a daily penalty of HK$100,000 (approximately $12,800) for each day on which the offence is continued. Under certain circumstances, PGAM could be regarded as subject to the SFC’s regulation and thus be required to obtain licenses from the SFC by managing PCM1 for third-party investors. Please see “Risk Factors — Risks Related to Our Business and Industry — We could be regarded as subject to the SFC’s regulations.”

According to the SFO, a licensed corporation must maintain a minimum level of paid-up share capital and liquid capital not less than the amounts specified under the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong), or the Financial Resources Rules. If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital shall be the higher amount individually required amongst the regulated activities for conducting two types of regulated activities or the highest amount individually required amongst those regulated activities for conducting more than two types of regulated activities. As discussed in “- Ongoing obligations for compliance by licensed corporations and intermediaries” of this section below, according to the Financial Resources Rules, PAM is not subject to any minimum paid-up share capital requirement but shall, at all times, maintain a minimum liquid capital of HK$100,000 (approximately $12,900). PAM maintains a minimum liquid capital of HK$100,000 (approximately $12,900).

In addition, each licensed corporation should appoint at least two responsible officers to directly supervise the conduct of each regulated activity for which the licensed corporation operates and at least one of the responsible officers must be an executive director of the licensed corporation as defined under the SFO. Under the SFO, an “executive director” refers to a director of the corporation who actively participates in or is responsible for directly supervising the business of the regulated activity. All executive directors must be approved by the SFC as the responsible officers of the licensed corporation. Further, for each regulated activity, the licensed corporation should have at least one responsible officer available at all times to supervise the business of the regulated activity for which the corporation is licensed. The same individual may be appointed to be a responsible officer for more than one regulated activity, as long as he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. A person who intends to apply to be a responsible officer must demonstrate that he/she satisfies the requirement in relation to sufficient authority and is fit and proper to be so approved. An applicant must have sufficient authority to supervise the business of the regulated activity within the licensed corporation. Additionally, the applicant must be competent, having regard to his/her academic/industry qualifications, relevant industry experience, management experience and regulatory knowledge.

As of the date of this prospectus, through PAM, we have obtained the following licenses from the SFC: (i) SFO Type 4 License, effective as of November 15, 2016, for conducting regulated activities related to advising on securities; and (ii) SFO Type 9 License, effective as of November 15, 2016, for conducting regulated activities related to asset management. Further, PAM has two responsible officers for each of our Type 4 and Type 9 regulated activities under the SFO. The SFO Type 4 and Type 9 licenses do not have expiration dates.

Ongoing obligations for compliance by licensed corporations and intermediaries

Fit and proper requirement

In April 2017, the SFC issued the Licensing Handbook, which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations, responsible officers and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC, including, among others, the Code of Conduct for Persons Licensed by or Registered with the SFC, the Fund Manager Code of Conduct, Fit and Proper Guidelines and the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the SFC as amended or supplemented by the SFC from time to time. Furthermore, according to the SFO, the license in relation to all or certain regulated activities of a licensed corporation may be suspended or revoked by the SFC if the licensed corporation does not carry on all or some of the regulated activities for which it is licensed.

Maintenance of minimum paid-up share capital and liquid capital

Depending on the type of regulated activity, licensed corporations must maintain at all times paid-up share capital and liquid capital not less than the specified amounts according to the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) or the Financial Resources Rules. If a licensed corporation conducts more than one type of regulated activity, the minimum paid-up share capital and liquid capital that it must maintain shall be the highest amount required amongst those regulated activities. PAM is licensed to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities on the conditions that (i) PAM shall not hold any client assets; and (ii) PAM shall only provide services to professional investors. Under the Financial Resources Rules, PAM is not subject to any minimum paid-up share capital requirement since it is subject to a licensing condition that it shall not hold client assets. As for the minimum liquid capital requirement, PAM shall, at all times, maintain a minimum liquid capital of HK$100,000 (approximately $12,900) according to the Financial Resources Rules. PAM is also required to submit semi-annual financial resources returns to the SFC as required under the Financial Resources Rules.

Record keeping requirements

A licensed corporation must keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong), or the Recording-Keeping Rules. The Recording-Keeping Rules requires licensed corporations to keep proper records. It prescribes the records are to be kept by licensed corporations to ensure that they maintain comprehensive records in sufficient detail relating to their businesses and client transactions for proper accounting of their business operations and clients’ assets. In addition, the premises used for keeping records or documents required under the SFO and the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, must be approved by the SFC as required under section 130 of the SFO. Records must also be kept in accordance with the AMLO and related guidelines, as well as applicable company and general law requirements.

Notification to the SFC of certain changes and events

A licensed corporation is required by the Securities and Futures (Licensing and Registration)(Information) Rules (Chapter 571S of the Laws of Hong Kong) to notify the SFC of certain changes and events, which include, among others, (i) changes in the basic information of the licensed corporation, its controlling persons and responsible officers, or its subsidiaries that carry on a business in any regulated activity; (ii) changes in the capital and shareholding structure of the licensed corporation; and (iii) significant changes in the business plan of the licensed corporation.

Submission of audited accounts

A licensed corporation must submit its audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong), or SFAAR. SFAAR prescribes the contents of the financial statements and the auditor’s report of such accounts to be submitted by licensed corporations to the SFC. Licensed corporations and associated entities of licensed corporations or authorized financial institutions (except for those which are authorized financial institutions) are required to submit their financial statements, auditor’s reports and other required documents within four months after the end of each financial year as required under section 156(1) of the SFO.

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately $12,900) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately $1,290). Except for the periods between November 1, 2016 and October 4, 2017 and between July 7, 2018 and August 23, 2018, the Company believes that PAM has taken sufficient employee compensation insurance for its employees required of PAM under the ECO. Except for the period between September 25, 2017 and August 23, 2018, the Company believes that PWM has taken sufficient employee compensation insurance for its employees required of PWM under the ECO. Please see “Risk Factors — Risks Related to Our Business and Industry — We may be subject to criminal liabilities as a result of contraventions of regulations related to employment and labor protection in Hong Kong.”

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The MPFSO is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 (approximately $3,870) per month and the maximum amount of contribution payable by the employer to the MPF Scheme is HK$1,500 (approximately $193). Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 (approximately $45,200) and imprisonment for three years, and to a daily penalty of HK$500 (approximately $65) for each day on which the offence is continued. As of the date of this prospectus, the Company believe it has made all contributions required of PAM under the MPFSO. Except for the period between October 17, 2017 and August 9, 2018, the Company believes that it has made all contributions required of PWM under the MPFSO. Please see “Risk Factors — Risks Related to Our Business and Industry — We may be subject to criminal liabilities as a result of contraventions of regulations related to employment and labor protection in Hong Kong.”

Regulations related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 (approximately US$258,000) and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$258,000) on corporations from the year of assessment of 2018/2019 onwards. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

Guidelines issued by the SFC

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, or the AML & CFT Guideline, issued by the SFC on November 1, 2018, and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities issued by the SFC on November 1, 2018.

The AML & CTF Guideline provides guidance to licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Pursuant to the AML & CTF Guideline, licensed corporations should, among other things, assess the risks of any new products and services before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

Cayman Islands Regulations

Securities Investment Business Act (Revised) and the ES Act

SIBA, requires that any person, company, limited liability company or partnership (whether general, limited liability or exempted) which is incorporated or registered in the Cayman Islands (or which is incorporated or registered outside the Cayman Islands but has an established place of business in the Cayman Islands) and is carrying on “securities investment business” must be registered or hold a license issued by CIMA unless they qualify for an exemption from this requirement.

SIBA provides an exhaustive list of those activities which constitute the carrying on of “securities investment business”, including dealing in securities, managing securities and advising on securities.

An entity incorporated or established in the Cayman Islands (or incorporated or registered outside the Cayman Islands but which has established a place of business in the Cayman Islands) and carrying on “securities investment business” may, where it complies with the applicable criteria prescribed under SIBA, apply to CIMA for registration under SIBA as a “Registered Person” rather than full licensing under SIBA, including entities:

●	carrying on securities investment business exclusively for one or more companies within the same group;

●	carrying on securities investment business by a person established in the Cayman Islands who is regulated by a recognized overseas regulatory authority where the securities investment business is being carried on in that country; and/or

●	carrying on securities investment business exclusively for one or more of the following classes of persons: a sophisticated person, a high net worth person or a company, partnership or trust of which the shareholders, unit holders or limited partners are all sophisticated persons or high net worth persons.

The Securities Investment Business (Amendment) Act, 2019, which came into effect on June 18, 2019, replaced what were formerly known as “excluded persons” with “registered persons” and “non-registrable persons”. In order to continue conducting securities investment business in the Cayman Islands, excluded persons were required to apply to “re-register” as registered persons by January 15, 2020. PGAM, being incorporated in the Cayman Islands and formerly registered as an “excluded person”, re-registered as a “Registered Person” with CIMA under SIBA on January 1, 2020.

Pursuant to the ES Act, all Cayman Islands entities must notify the Cayman Islands Tax Information Authority of, amongst other things, whether they are carrying out relevant activities and if so, whether or not the entity is a relevant entity by way of filing an Annual Economic Substance Notification. A registered person who constitutes a “relevant entity” and who acts as a discretionary manager of an investment fund (as defined in the ES Act) will be deemed to be carrying on the relevant activity of fund management business for the purposes of the ES Act and accordingly will be subject to the economic substance test set out in the ES Act.

Anti-Money Laundering, Counter Terrorist Financing and Counter Proliferation Financing Compliance

SIBA regulated entities are considered to be carrying on “Relevant Financial Business” as defined in the Proceeds of Crime Act (Revised) (the “POCA”) and are subject to the POCA, the Anti-Money Laundering Regulations (2020 Revision) (as amended), (the “Regulations”) and the Guidance Notes on the Prevention and Detection of Money Laundering, Terrorist Financing and Proliferation Financing in the Cayman Islands (the “Guidance Notes”, collectively with the POCA and the Regulations, the “AML Regime”) issued by CIMA.

Pursuant to the AML Regime, SIBA regulated entities are required to have internal reporting procedures in place to (1) identify and report suspicious activity; (2) monitor and ensure internal compliance with laws relating to money laundering; and (3) test that their AML system is consistent with the Regulations and the Guidance Notes (the “Procedures”). As part of the Procedures SIBA regulated entities are required to:

●	adopt a risk based approach to identify, assess and understand money laundering, terrorist financing and proliferation financing risks, including the identification of assets subjected to targeted financial sanctions and clearly document or keep a written record of the risk analysis approach taken;

●	put in place identification and verification procedures to identify customers and observe lists of countries published by any competent authorities that are non-compliant and do not sufficiently comply with FATCA recommendations and undertake ongoing due diligence measures on the basis of materiality and risk;

●	have in place record keeping policies and procedures and due diligence information and ensure that transaction records should be available without delay upon a request by competent authorities;

●	have internal systems and controls relating to audit function, outsourcing, employee screening and training which is proportionate to the nature, scale and complexity of its activities;

●	appoint an Anti-Money Laundering Compliance Officer (“AMLCO”), to act as compliance officer, who shall have overall responsibility for ensuring compliance by the SIBA regulated entity with the AML Regime; and

●	appoint a Money Laundering Reporting Officer (“MLRO”), to act as MLRO and a Deputy MLRO (“DMLRO”), who shall have responsibility for receiving reports of, investigating and reporting suspicious activity in accordance with the Guidance Notes.

The Guidance Notes provide, amongst other things, that financial services providers should, on a regular basis, conduct an anti-money laundering/ countering of terrorist financing/ countering of proliferation financing (“AML/CTF/CPF”) audit, the frequency of which should be commensurate with the entity’s nature, size, complexity and risks identified during its risk assessments. CIMA is empowered to require that entities registered as registered persons have their AML/CTF/CPF systems and Procedures audited by suitably qualified entities to check for compliance with the Regulations. The scope of such audit reports should at a minimum assess whether:

●	the entity’s AML/CTF/CPF policies and procedures, internal controls/risk management and implementation of the same are adequate;

●	the entity and its directors are carrying on business in a fit and proper manner;

●	the entity conducts periodic reviews of its operations against the AML/CTF/CPF and current industry best practice;

●	the entity maintains a relevant client risk matrix and has in place adequate identification procedures around the on-boarding of clients i.e. know your client, customer due diligence, customer risk rating, enhanced due diligence standards;

●	the entity has adequate internal reporting procedures, including the maintenance of a suspicious activity reporting log;

●	the entity has adequate record-keeping procedures and maintenance thereof in accordance with prescribed periods as required under the Regulations;

●	the entity has adequate identification and record keeping policies and procedures relating to wire transfers;

●	the entity provides adequate AML training to its management, staff and in particular, the MLRO;

●	in cases where group-wide AML policies are adapted, a gap analysis has been conducted to ensure compliance with the Cayman Islands’ AML/CTF/CPF framework;

●	there is demonstrated separation of the role of the AMLCO and the MLRO from the shareholders of the entity; and

●	the entity’s marketing material includes false or misleading representations, or omissions that could ultimately mislead investors.

Financial service providers are required to file a Compliance Reporting Form when making a report to the Financial Reporting Authority concerning suspected designated persons and breaches of financial sanctions and frozen assets. If it is discovered that a relationship breaches a sanctions order or in relation to proliferation, a Suspicious Activity Report should be filed. It is important for financial services providers to document and record actions taken to comply with the sanctions regime and the rationale for such actions.

While the ultimate responsibility for maintaining and implementing satisfactory Procedures remains with the SIBA entity, the obligations may be met by delegating or outsourcing those functions, including to persons who are subject to the anti-money laundering requirements of a country assessed as having a low risk of money laundering, terrorist financing and proliferation financing. AMLCO, MLRO and DMLRO appointments and any changes thereto must be notified to CIMA together with certain prescribed information, including the individuals’ curriculum vitae in each case.

Regulations Related to our Business Operation in the U.S.

As we provide referral services to insurance brokers in the U.S., we are subject to various federal, state and local laws. In California, it is generally permissible for a licensed agent to pay a referral fee or other consideration to another unlicensed person. However, such unlicensed person cannot explain, recommend or describe the financial benefits of insurance, encourage a consumer to purchase insurance, promote the financial strength of an insurer, or otherwise sell, solicit, or negotiate insurance. An unlicensed person can refer a consumer to a licensed producer or insurer and be paid for that referral, subject to certain limitations. Each referral should be a merely passive introduction with contact information, such as for a website or a licensed producer/insurer. Compensation for a referral should be aligned with the nature of a passive introduction. Additionally, California Insurance Code 750 applies to any person or entity that handles insurance claims, and bars them from offering or receiving any “rebate, refund, commission or other consideration” to or from a person for the referral or procurement of clients, cases, patients or customers. However, Section 750 further expressly specifies that it does not limit insurance agents and brokers from rebating their commissions.

Our U.S. subsidiary is currently applying for a life insurance license in California. Once obtained, it will authorize our U.S. subsidiary to act as a life agent on behalf of a life insurer or a disability insurer to transact types of insurance including life insurance, and accident and health insurance.

MANAGEMENT

Set forth below is information concerning our directors, director nominees and executive officers. The business address for our directors and officers is c/o Prestige Wealth Inc., Suite 5102, 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Directors and Executive Officers	Age	Position/Title
Hongtao Shi	45	Director, Chairman of the Board of Directors, Chief Executive Officer
Chi Tak Sze	72	Director
Ngat Wong	38	Chief Financial Officer and Chief Operating Officer
H. David Sherman*	73	Independent Director Nominee
Adam (Xin) He*	48	Independent Director Nominee

*	This individual has indicated his consent to be named as a nominee in this registration statement on Form F-1.

The following is a brief biography of each of our executive officers, directors and director nominees:

Mr. Hongtao Shi has served as our director and Chairman since January 2019 and Chief Executive Officer since February 2019, and the chief executive officers of our operating subsidiaries since their inceptions on October, 2018. Mr. Shi has more than ten years of managerial and operational experience in the financial services industry. Previously, Mr. Shi served as the chief executive officer of Prestige Financial Holdings Group Limited, a financial service holding company in China, since its inception in 2004. Mr. Shi also served as a director in charge of securities analysis at Pacific United Inc., a provider of professional proposition services in the United States from 2000 to 2004. Mr. Shi received his bachelor’s degree in Business Management from Towson University in Maryland in 1999. Mr. Shi studied at Harvard Business School (“HBS”) from 2018 to 2019 and graduated from HBS’s Senior Leadership Program in August 2019.

Mr. Chi Tak Sze is our founder and director and is one beneficial shareholder of our company. Mr. Sze is the father of Mr. Hongtao Shi, our Chairman and Chief Executive Officer. Mr. Sze is an experienced investor focusing on real estate and financial industry investment. Mr. Sze founded Prestige Financial Holdings Group Limited, a financial service holding company, in 2004 and is the sole director and 100% beneficial owner of Prestige Financial Holdings Group Limited. Mr. Sze served as the managing director at King Kong Investment Limited, a real estate investment company in Macau, and Hang Tak Investment Limited, a real estate investment company in Macau, from 1998 to 2005. Mr. Sze enrolled and completed an Executive Program in Accounting in the School of Economics and Management in Wuhan University (China) from 1984 to 1987.

Mr. Ngat Wong has served as our chief financial officer since April 2020, and as chief operating officer since February 2019. Mr. Wong had worked with our affiliate, Prestige Financial Holding Group from 2015 to January 2019 as a managing partner focusing on its development. From 2007 to 2015, Mr. Wong served as an associate director of the investment banking division at CLSA Capital Markets Limited, a securities and investment group in Hong Kong, where his practice fields cover equity financings, debt offerings, pre-IPO investments, private placements and M&A advisory. Prior to that, Mr. Wong worked at Goldman Sachs (Asia) as a business analyst in the investment banking division from 2006 to 2007. Mr. Wong received his bachelor’s degree in Finance and Accounting from The University of British Columbia in 2006 and his master’s degree in Business Administration from The University of Chicago Booth School of Business in 2017.

Mr. H. David Sherman will serve as our independent director upon effectiveness of the registration statement of which this prospectus forms a part. Mr. Sherman is a professor who has over 30 years of academic and professional experience in accounting and auditing. Mr. Sherman has been a professor at Northeastern University since 1984, specializing in, among other areas, financial and management accounting, global financial statement analysis and contemporary accounting issues. Mr. Sherman has served as Trustee and Chair of Finance Committee for American Academy of Dramatic Arts, the oldest English language acting school in the world, since January 2014, and as Board member and Treasurer for D-Tree International, a non-profit organization that develops and supports electronic clinical protocols to enable health care workers worldwide to deliver high quality care since July 2010. From 2020 to present, Mr. Sherman serves as a director and audit committee chair of China Liberal Education Holdings Limited, an educational service provider operating in China. From 2020 to present, Mr. Sherman serves as Board and Audit Committee Chair of Skillful Craftsman Education Technology Limited, a provider of online education and technology services in China. From 2019 to present, Mr. Sherman serves as a director and a member of Audit Committee of NUVVE Holdings Corp. (Nasdaq: NVVE), previously known as Newborn Acquisition Corporation (Nasdaq: NBAC), a blank check company until March 2021 when it consummated its business combination. From January 2012 to November 2014, Mr. Sherman served as the Chair of the Audit Committee and Compensation Committee of Agfeed Corporation (OTC: FEED), a hog production business. From February 2011 to May 2016, Mr. Sherman served as the Chair of the Audit Committee of Kingold Jewelry Inc. (Nasdaq: KGJI), a manufacturer of 24K gold jewelry in Wuhan, China. Mr. Sherman was previously on the faculty of the Sloan School of Management at Massachusetts Institute of Technology (MIT) from 1980 to 1985 1995 and also, among other academic appointments, held an adjunct professorship at Tufts Medical School and was a visiting professor at Harvard Business School (2015). From 2004 to 2005, Professor Sherman was an Academic Fellow at the SEC in the Division of Corporate Finance’s Office of Chief Accountant. Mr. Sherman earned his Doctorate Degree in Accounting and Accountability Systems from Harvard Business School in 1981. Mr. Sherman earned his Master’s Degree in Business Administration and Control of Finance from Harvard Business School in 1971 and his Bachelor’s degree in Economics from Brandeis University in 1969. He was Cum Laude with Honors in Economics. Mr. Sherman is a CPA certificate holder.

Mr. Adam (Xin) He will serve as our independent director nominee upon effectiveness of the registration statement of which this prospectus forms a part. Mr. He has served as the chief financial officer for a Fortune Global 500 conglomerate, Wanda America Investment Holding Co, since May 2012. Amongst many of the responsibilities inherent to this leadership position, Mr. He played a key role in two of the most world-renowned projects – the development of a 101-story landmark “Vista Tower” in downtown Chicago and the $2.6 billion acquisition of AMC Entertainment Inc., that he later led its initial public offering to New York Stock Exchange in 2013. In addition, during the period of August 2012 to December 2014, Mr. He merged the qualities of Wanda with AMC that resulted in a historic highest profit for the American theatrical exhibition business that owns and operates 660 theaters. Due to his expertise and diverse background across various industries, Mr. He was invited to serve as an independent director at several public traded companies. From 2010 to 2012, Mr. He served as financial controller for Xinyuan Real Estate Co. Ltd. (NYSE: XIN), a top developer of large scale, high quality residential real estate projects. Prior to that, Mr. He served as an auditor at Ernst & Young LLP in New York. He also held various leadership roles at Chinatex Corporation and an architecture company in Beijing. As a member of the Financial Executives International and Vice Chair of the China General Chamber of Commerce Chicago, Mr. He dealt with and successfully served as a liaison for many businesses between the U.S. and China. Mr. Adam (Xin) He obtained a bachelor’s degree and master’s degree in taxation from Central University of Finance and Economics in Beijing in 1993 and 2001, and a master’s degree in accounting from Seton Hall University in New Jersey in 2007. Mr. Adam (Xin) He is a Certified Public Accountant both in China and in New York state.

Pursuant to our amended and restated articles of association, effective upon completion of this offering (the “Amended and Restated Articles of Association”), the minimum number of directors shall consist of not less than three persons and there shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in a general meeting. Unless removed or re-appointed, each director shall hold office until the expiration of his term, or his resignation from the board of directors, or until his successor shall have been elected and qualified. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting.

For additional information, see “Description of Share Capital.”

Family Relationships

Our founder and director, Mr. Chi Tak Sze, is the father of Mr. Hongtao Shi, our Chairman and Chief Executive Officer. Except for the foregoing, none of the directors, director nominees or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director nominees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors in accordance with our memorandum and articles of association. Subject to any requirement for audit committee approval under applicable law or the listing rules of the Company’s designated stock exchange, and unless disqualified by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

The board of directors of the Company, which currently consists of Mr. Hongtao Shi and Mr. Chi Tak Sze, has made and will continue to make determinations regarding executive officer compensation until independent directors are appointed to the board of directors.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Adam (Xin) He, H. David Sherman and [●]. Adam (Xin) He will be the chairman of our audit committee. We have determined that Adam (Xin) He, H. David Sherman and [●] satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Adam (Xin) He qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing any audit problems or difficulties and management’s response with the independent auditors;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Adam (Xin) He, H. David Sherman and [●]. [●] will be the chairman of our compensation committee. We have determined that Adam (Xin) He, H. David Sherman and [●] satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans; and

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Adam (Xin) He, H. David Sherman and [●]. H. David Sherman will be the chairperson of our nominating and corporate governance committee. Adam (Xin) He, H. David Sherman and [●]satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties to act honestly in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Executive Officers

Our directors may be elected by a majority of votes of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office unless otherwise agreed between us and the directors. A director may be removed from office by an ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) dies or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, (iv) is prohibited by law from being a director, or (v) ceases to be a director by virtue of any provision of the applicable laws of the Cayman Islands or is removed from the office pursuant to our Amended and Restated Articles of Association.

All of our executive officers are appointed by and serve at the discretion of our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. we may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a three-month advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

According to separate written confirmations each of our executive officer provided, cash compensation and benefits shall become payable upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

Our employment agreement with Mr. Hongtao Shi, our Chief Executive Officer, has a term of three years and provides for an annual salary of $120,000, which will be payable upon effectiveness of this registration statement of which this prospectus forms a part. The employment agreement has been automatically extended for another three years since the expiration of the initial term on January 31, 2022.

Our employment agreement with Mr. Ngat Wong, our CFO and COO, has a term of three years, from April 8, 2020 to April 7, 2023, and provides for an annual salary of $102,000, which will be payable upon the effectiveness of the registration statement of which this prospectus forms a part.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

During the fiscal year ended September 30, 2021, we did not pay any of our executive officers. During the fiscal year ended September 30, 2021, we did not enter into any service agreements with any of our directors nor did we compensate any of our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of our directors, director nominees and executive officers; and

●	each person known to us to own beneficially 5.0% or more of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 5,000,000 Ordinary Shares outstanding as of the date of this prospectus.

The percentage of Ordinary Shares beneficially owned after the offering is based on 7,500,000 Ordinary Shares outstanding following the sale of 2,500,000 Ordinary Shares, assuming no exercise of the over-allotment option by the underwriters. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of the prospectus, we have 30 shareholders of record, none of which are located in the United States. All of officers and directors who own our Ordinary Shares, and shareholders owning 5% or more of our Ordinary Shares will be subject to lock-up agreements. See “Shares Eligible For Future Sale — Lock-Up Agreements.”

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number of Ordinary Shares	% of beneficial ownership and voting power	Number of Ordinary Shares	% of beneficial ownership and voting power
Directors, Director Nominees and Executive Officers*:
Mr. Chi Tak Sze (1)	3,187,646	63.75%	3,187,646	42.50%
Hongtao Shi (2)	—	—	—	—
Ngat Wong (3)	190,000	3.80%	190,000	2.53%
H. David Sherman (4)	—	—	—	—
Adam (Xin) He (4)	—	—	—	—
All directors, director nominees and executive officers as a group (six persons)	3,377,646	67.55%	3,377,646	45.03%

Principal Shareholders:
Prestige Financial Holdings Group Limited (1)	3,187,646	63.75%	3,187,646	42.50%

*	The business address of our directors and executive officers is Suite 5102, 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

(1)	Mr. Chi Tak Sze is one of our directors and also the 100% owner of Prestige Financial Holdings Group Limited, which holds directly 3,187,646 Ordinary Shares.
(2)	Chairman of the Board of Directors and Chief Executive Officer
(3)	Chief Financial Officer and Chief Operating Officer
(4)	Director nominee

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Material Transactions with Related Parties

Amounts due from related parties

Transactions with Prestige Financial Holdings Group Limited

We had amount due from Prestige Financial Holdings Group Limited, our 63.75% shareholder and wholly owned by Mr. Chi Tak Sze, our director, in the amount of $1,501,890 as of September 30, 2021, $3,997,198 as of September 30, 2020 and $1,036,007 as of September 30, 2019. The balance as of September 30, 2021 mainly represented a payment of HK$8.65 million (approximately $1.11 million) for brand promotion fee. The balance as of September 30, 2020 mainly represented a payment of HK$8.65 million (approximately $1.12 million) for brand promotion fee and a loan of HK$20.08 million (approximately $2.59 million). We entered into an agreement with the shareholder of Prestige Financial Holdings Group Limited on March 31, 2021 regarding the loan agreements signed on March and June 2020 with principal in the amount of HK$19.51 million (approximately $2.52 million) and interests in the amount of HK$1.20 million (approximately $0.15 million) as of March 31, 2021. Prestige Financial Holdings Group Limited agreed to use the cash dividend payable by the Company in amount of approximately $2.34 million (approximately HK$18.11 million) to offset part of the loan principal and interest due to us, and the remaining HK$2.58 million (approximately $0.34 million) was repaid by Prestige Financial Holdings Group Limited on April 1, 2021.

Transactions with Prestige Securities Limited

We had amount due from Prestige Securities Limited, an entity controlled by Mr. Chi Tak Sze, our director and controlling shareholder, in the amount of nil as of September 30, 2021, $18,043 as of September 30, 2020 and $3,852 as of September 30, 2019. The balance as of September 30, 2020 and 2019 mainly represented prepayment of rents to Prestige Securities Limited. Prestige Securities Limited is an entity controlled by Prestige Financial Holdings Group Limited. We leased the office premises from Prestige Securities Limited under non-cancelable operating leases with an expiration date on July 31, 2021. The monthly rental expense is HK$20,000 ($2,580).

Transactions with Mr. Hongtao Shi

We advanced HK$2 million (approximately $0.26 million) to Mr. Hongtao Shi, our Chief Executive Officer in 2019. Mr. Hongtao Shi paid back the balance in full in November 2019.

Transactions with Prestige Securities International Inc.

In May and June 2020, we entered into two loan agreements with Prestige Securities International Inc., an entity controlled by Prestige Financial Holdings Group Limited, our 63.75% shareholder. We agreed to lend and paid HK$0.5 million (approximately $0.06 million) and HK$1.1 million (approximately $0.14 million) in May and June, respectively, with terms of one year and an annual interest in 6.5% on both loans. The full amount of the principal and interest the loans had been paid back by Prestige Financial Holdings Group Limited on behalf of Prestige Securities International Inc. as of March 31, 2020.

Amounts due to related parties

Transactions with Prestige Securities Limited

We had amount due to Prestige Securities Limited, in the amount of $13,354 as of September 30, 2021. The balance mainly represented rental expense owed to Prestige Securities Limited. We lease the office premises from Prestige Securities Limited under non-cancelable operating leases with an expiration date on July 31, 2023. The monthly rental expense is HK$20,000 ($2,576).

Employment Agreements

See “Management—Employment Agreements and Indemnification Agreements”.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital consists of 10,000,000 Ordinary Shares, with a par value of $0.001 each.

As of the date of this prospectus, there are 5,000,000 Ordinary Shares issued and outstanding.

Upon the closing of this offering, we will have 7,500,000 Ordinary Shares issued and outstanding assuming no exercise of the underwriter’s over-allotment option and the underwriter’s warrants.

Our amended and restated memorandum and articles of association will become effective immediately prior to completion of this offering (the “Amended and Restated Memorandum and Articles of Association”). The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Under our Amended and Restated Memorandum and Articles of Association, the objects for which our company is established are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Amended and Restated Articles of Association will provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Ordinary Share is entitled to one vote on all matters upon which the Ordinary Shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions contained in our Amended and Restated Articles of Association, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up, or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to the Company in respect thereof;

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required; and

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase and Redemption of Ordinary Shares

The Companies Act and our Amended and Restated Articles of Association permit us to purchase our own shares. In accordance with our Amended and Restated Articles of Association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

The board of directors may accept the surrender for no consideration of any fully paid share.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our Chairman. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one or more shareholders entitled to vote and present in person or (in the case of a shareholder being a corporation) by its duly authorized representative or by proxy representing not less than one-third of all voting power of our share capital in issue.

Inspection of Books and Records

The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) is made available by the Registrar of Companies for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members.

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our Amended and Restated Articles of Association provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.

Changes in Capital

We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq Listing Rules in lieu of following home country practice after the closing of this offering. The Nasdaq Listing Rules require that every company listed on the Nasdaq Capital Market hold an annual general meeting of shareholders. In addition, our Amended and Restated Articles of Association will allow our directors to call special meetings of shareholders pursuant to the procedures set forth in our Articles.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent seventy-five per cent in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires; and

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors of the Company at any time, whether at present or in the past, for losses, damages, costs, charges, actions and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the rights, preferences, privileges and restrictions of such preferred shares.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Amended and Restated Memorandum and Articles of Association provide that shareholders may not approve corporate matters by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our Amended and Restated Articles of Association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Amended and Restated Articles of Association will not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles of Association, directors may be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act and our Amended and Restated Articles of Association, our company may be dissolved, liquidated or wound up by a majority of not less than two thirds of votes cast by members attending and voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Amended and Restated Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuance

The following is a summary of our securities issuance in the past three years:

On October 25, 2018, the Company issued one share to the initial subscriber (which share was in turn transferred to Prestige Financial Holdings Group Limited on the same date) and 999,999 Ordinary Shares to Prestige Financial Holdings Group Limited for an aggregate consideration of $1,000 in a private transaction.

On November 20, 2018, pursuant to a contribution agreement dated of the same day, we issued 3,000,000 Ordinary Shares to Prestige Financial Holdings Group Limited as consideration for the Company’s purchase of the 100% issued shares of PPWM.

On December 27, 2018, pursuant to a share exchange agreement dated on the even date, we issued an aggregate of 1,000,000 Ordinary Shares to shareholders of PAI, with 906,582 Ordinary Shares to Prestige Financial Holdings Group Limited, 40,870 Ordinary Shares to Kington International Holdings Limited, 23,355 Ordinary Shares to Ensight Holdings Limited, and 29,193 Ordinary Shares to Pikachu Holdings Limited, as consideration for the Company’s purchase of the 100% issued shares of PAI.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 2,500,000 outstanding Ordinary Shares held by public shareholders, representing approximately 33.33% of our Ordinary Shares assuming no exercise of the underwriters’ over-allotment option and excluding 125,000 Ordinary Shares underlying the underwriters’ warrants. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Before our initial public offering, there has not been a public market for our Ordinary Shares, and while application has been made for the Ordinary Shares to be listed on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future.

Lock-up Agreements

We have agreed that we will not offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities that are convertible into or exercisable or exchangeable for our Ordinary Shares, or file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (other than a registration statement on Form S-8) without the prior written consent of the underwriters for a period ending 180 days after the commencement of sales of the offering, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, executive officers, and existing beneficial owners of 5% or more of our outstanding Ordinary Shares has agreed, subject to some exceptions, not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares, without the prior written consent of the underwriters for a period ending 180 days after the commencement of sales of the offering. After the expiration of the 180-day period, Ordinary Shares held by our directors, executive officers or existing beneficial owners of 5% or more of our outstanding Ordinary Shares may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and our existing beneficial owners of 5% or more of our outstanding Ordinary Shares, such extension is waived by the underwriter.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately 75,000 shares immediately after this offering or 78,750 shares if the underwriters exercise their over-allotment option in full; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel; to the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of Miao & Co., our Hong Kong counsel. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Conyers Dill & Pearman. To the extent that the discussion relates to matters of U.S. federal tax law, it represents the opinion of Hunter Taubman Fischer & Li, LLC.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Act of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

British Virgin Islands Taxation

The British Virgin Islands business company is exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by the company to persons who are not persons resident in the British Virgin Islands).

Capital gains realized with respect to any shares, debt obligations or other securities of a BVI business company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Act of the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or other securities of the British Virgin Islands business company, save for interest payable to or for the benefit of an individual resident in the European Union. There are also no exchange control regulations or currency restrictions in the BVI.

Hong Kong Enterprise Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment of 2016/2017 and 2017/2018. As from year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$258,000), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$258,000).

Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any withholding tax in Hong Kong. See “Dividend Policy” for further details on our dividend policy.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Ordinary Shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

UNDERWRITING

Axiom Capital Management, Inc. and The Benchmark Company, LLC (the “Representatives”) are serving as the joint bookrunners and representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us on a firm commitment basis the following respective number of Ordinary Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Ordinary Shares
Axiom Capital Management, Inc.	[●]
The Benchmark Company, LLC	[●]

The underwriting agreement provides that the obligations of the underwriters to purchase the Ordinary Shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the Ordinary Shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Ordinary Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any Ordinary Shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $[●] per share. If all of the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The Representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more Ordinary Shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to 375,000 additional Ordinary Shares at the public offering price less the underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any Ordinary Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Ordinary Shares that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

●	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

●	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

●	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

●	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

●	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

●	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Ordinary Shares. They may also cause the price of the Ordinary Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the underwriters):

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Public offering price (1)	$6.000	$15,000,000	$17,250,000
Underwriting discounts (2)	$0.405	$1,012,500	$1,164,375

(1)	Initial public offering price per share is assumed as $6.000 per share, which is the midpoint of the range set forth on the cover page of this prospectus.
(2)	Represents underwriting discounts of 6.75% of the public offering price per Ordinary Share for investors introduced by Axiom Capital Management, Inc. and The Benchmark Company, LLC, the representatives of the underwriters, and 5% for investors introduced by us. Does not include (i) the warrant to purchase Ordinary Shares equal to 5% of the number of shares sold in the offering, (ii) a 0.75% non-accountable expense allowance, or (iii) certain out-of-pocket expenses, each as described below. Underwriting discounts of $0.405 per share is calculated based on the assumption that 100% of the investors are introduced by the underwriters.

We have agreed to issue warrants to the representatives to purchase a number of Ordinary Shares equal to 5% of the total number of shares sold in this offering at an exercise price equal to 125% of the public offering price of the shares sold in this offering. These warrants will be exercisable upon issuance, will have a cashless exercise provision and will terminate on the third anniversary of the effective date of the registration statement of which this prospectus is a part.

The underwriters’ warrants and the underlying shares are deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110. In accordance with FINRA Rule 5110(e)(1), neither the underwriters’ warrants nor any of our shares issued upon exercise of the underwriters’ warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date commencement of sales of the offering pursuant to which the underwriters warrants are being issued, subject to certain exceptions. The underwriters’ warrants are exercisable for three and a half (3.5) years after the date of effectiveness. In addition, we have granted the underwriters resale registration rights. The one demand and unlimited “piggy back” registration rights may not be exercised beyond five (5) and seven (7) years, respectively, after the effective date of the registration statement of which this prospectus forms a part.

We have agreed to pay the underwriters a non-accountable expense allowance equal to 0.75% of the gross proceeds received by us from the offering. In addition, we have agreed to pay up to US$165,000 for the underwriters’ reasonable out-of-pocket expenses incurred by the underwriters in connection with this offering. The underwriters’ out-of-pocket expenses include, but are not limited to: (i) fees and expenses of legal counsel incurred by the underwriters in connection with the offering; (ii) all third party due diligence including the cost of any background checks; (iii) IPREO book-building and prospectus tracking software; (iv) roadshow expenses; and (iv) costs associated with preparation of commemorative mementos and Lucite tombstones. As of the date of this prospectus, we have paid an advance of $30,000 to the underwriters to be applied to the underwriters’ anticipated out-of-pocket expenses. Such advance payments will be returned to us to the extent such out-of-pocket expenses are not actually incurred.

Other Terms

In addition, we have agreed to grant to the Representatives, upon the consummation of this offering, a right of first refusal to act as lead or joint investment bankers, lead or joint book runners, and/or lead or joint placement agents, for each and every future public and private equity, equity-linked or debt offering of our company or any successor to or any subsidiaries of our company, for a period of twelve (12) months following the commencement of sales of this offering.

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the period ending 180 days after the commencement of sales of the offering (the “restricted period”):

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares; or

●	file any registration statement with the SEC relating to the offering of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (other than a registration statement on Form S-8);

whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Each of our directors, executive officers and existing beneficial owners of 5% or more of our outstanding shares has agreed, subject to certain exceptions, not to, without the prior written consent of the underwriters, during the restricted period:

●	offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares; or

●	make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares;

whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “PMW.”

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, we and the underwriters expect to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriter;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our Ordinary Shares, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities. In addition, at the closing of this offering we will place $120,000 in an escrow account for a period of 15 months from the closing of this offering, pursuant to an escrow agreement, for the benefit of the underwriters. Such escrowed amount will be released to the underwriters in connection with any required payment by us of any indemnification claims by the underwriters.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to 375,000 additional Ordinary Shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Ordinary Shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriters in the preceding table.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters. In addition, Ordinary Shares may be sold by the underwriters to securities dealers who resell Ordinary Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The address of The Benchmark Company, LLC is 150 E 58th Street, 17th floor, New York, NY 10155. The address of Axiom Capital Management, Inc. is 350 Fifth Avenue, Suite 5420, New York, NY 10118.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

SEC Registration Fee	$2,577
Nasdaq Listing Fee	$15,036
FINRA Fee	$2,000
Legal Fees and Expenses	$444,723
Accounting Fees and Expenses	$816,738
Printing and Engraving Expenses	$14,837
Miscellaneous Expenses	$160,485
Total Expenses	$1,456,396

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

Certain legal matters as to U.S. federal and New York state law in connection with this offering will be passed upon for us by Hunter Taubman Fischer & Li LLC. The underwriters are being represented by Ellenoff Grossman & Schole LLP with respect to legal matters of U.S. federal and New York law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman, our counsel as to Cayman Islands law. Certain tax matters as to British Virgin Islands law will be pass upon for us by Conyers Dill & Pearman. Legal matters as to Hong Kong law will be passed upon for us by Miao & Co.

EXPERTS

The consolidated financial statements as of September 30, 2021 and 2020 and for the fiscal years ended September 30, 2021, 2020, and 2019 included in this prospectus have been so included in reliance on the report of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Marcum Bernstein & Pinchuk LLP is located at 7 Pennsylvania Plaza, Suite 830, New York, NY 10001.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be obtained electronically by means of the SEC’s website at http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PRESTIGE WEALTH INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 5395)

To the Shareholders and Board of Directors of

Prestige Wealth Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Prestige Wealth Inc. (the “Company”) as of September 30, 2021 and 2020, the related consolidated statements of comprehensive income, Shareholders’ equity and cash flows for the three years in the period ended September 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue recognition in year ended September 30, 2020 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, as amended, effective October 1, 2019, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2018

New York, NY

May 13, 2022

PRESTIGE WEALTH INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2021	September 30, 2020
ASSETS
Cash and cash equivalents	$750,221	$213,414
Accounts receivable	46,511	459,979
Contract asset	282,576	531,440
Amounts due from related parties	1,548,784	4,225,825
Deferred tax assets	6,697	-
Prepaid expenses and other assets, net	1,827,965	1,341,204
Total assets	4,462,754	6,771,862

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Tax payable	203,611	1,037,408
Amounts due to related parties	13,354	-
Deferred tax liabilities	45,976	87,688
Other payables and accrued liabilities	186,828	248,699
Total liabilities	449,769	1,373,795

Shareholders’ equity
Ordinary share ($0.001 par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding as of September 30, 2021 and 2020) *	5,000	5,000
Subscription receivable	-	(5,000)
Additional paid in capital	666,367	449,359
Retained earnings	3,324,207	4,912,191
Accumulated other comprehensive income	17,411	36,517
Total shareholders’ equity	4,012,985	5,398,067

Total liabilities and shareholders’ equity	$4,462,754	$6,771,862

*	The shares are presented on a retroactive basis to reflect the nominal share issuance. See Note 11 below.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended September 30,
	2021	2020	2019
Net revenue
Wealth management services
Referral fees	$1,833	$1,758,331	$626,032
Subtotal	1,833	1,758,331	626,032

Asset management services
Advisory service fees	419,554	720,700	1,185,084
Performance fees	1,720,411	1,884	46,524
Management fees	324,184	80,885	73,659
Subscription fees	326,197	-	-
Onboarding fees	-	-	375,000
Subtotal	2,790,346	803,469	1,680,267
Total net revenue	2,792,179	2,561,800	2,306,299

Distribution and service costs
Management fee cost	41,914	-	-

Gross Margin	2,750,265	2,561,800	2,306,299

Operation cost and expenses
Selling, general and administrative expenses	1,097,997	690,084	2,020,537
Total operation cost and expenses	1,097,997	690,084	2,020,537

Income from operations	1,652,268	1,871,716	285,762

Other income	254,820	174,231	414

Income before income taxes provisions (benefit)	1,907,088	2,045,947	286,176
Income taxes provisions (benefit)	(4,928)	314,216	173,440

Net income	$1,912,016	$1,731,731	$112,736

Other comprehensive income (loss)
Foreign currency translation adjustment	(19,106)	40,950	(6,028)
Total comprehensive income	$1,892,910	$1,772,681	$106,708

Earnings per ordinary share *
Basic and diluted	$0.382	$0.346	$0.023

Weighted average number of ordinary shares outstanding *
Basic and diluted	5,000,000	5,000,000	5,000,000

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance. See Note 11 below.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
				Additional		other	Total
	Ordinary Shares		Subscription	paid in	Retained	comprehensive	shareholders’
	Shares *	Amount	receivable	capital	earnings	income (loss)	equity
Balance, September 30, 2018	5,000,000	$5,000	$(5,000)	$449,359	$2,760,741	$1,595	$3,211,695
Net income	-	-	-	-	112,736	-	112,736
Foreign currency translation adjustment	-	-	-	-	-	(6,028)	(6,028)
Balance, September 30, 2019	5,000,000	$5,000	$(5,000)	$449,359	$2,873,477	$(4,433)	$3,318,403
Adjust opening balance due to new accounting standard	-	-	-	-	306,983	-	306,983
Net income	-	-	-	-	1,731,731	-	1,731,731
Foreign currency translation adjustment	-	-	-	-	-	40,950	40,950
Balance, September 30, 2020	5,000,000	$5,000	$(5,000)	$449,359	$4,912,191	$36,517	$5,398,067
Net income	-	-	-	-	1,912,016	-	1,912,016
Capital contribution	-	-	5,000	217,008	-	-	222,008
Dividend declared	-	-	-	-	(3,500,000)	-	(3,500,000)
Foreign currency translation adjustment	-	-	-	-	-	(19,106)	(19,106)
Balance, September 30, 2021	5,000,000	$5,000	$-	$666,367	$3,324,207	$17,411	$4,012,985

*	The shares are presented on a retroactive basis to reflect the nominal share issuance.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30
	2021	2020	2019
Cash flows from operating activities
Net income	$1,912,016	$1,731,731	$112,736
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax expense (benefit)	(48,143)	26,804	10,336
Bad debt provision	449,759	132,667	1,530,847
Changes in assets and liabilities:
Accounts receivable	(37,207)	700,677	(872,282)
Contract asset	247,116	(162,323)	-
Amounts due from related parties	(238,621)	(480,087)	1,607,189
Prepaid expenses and other assets	(91,211)	14,591	(27,793)
Amounts due to related parties	31,425	30,874	(9,285)
Tax payable	(831,433)	287,946	163,104
Other payables and accrued liabilities	(91,351)	99,801	53,517
Net cash provided by operating activities	1,302,350	2,382,681	2,568,369

Cash flows from investing activities:
Prepaid deposit for acquisition	-	514,575	(2,041,129)
Loan to related party	-	(2,715,671)	-
Loan & interest repayment from related party	551,372
Net cash provided by (used in) investing activities	551,372	(2,201,096)	(2,041,129)

Cash flows from financing activities:
Proceeds from shareholder’s capital contribution	222,008	-	-
Deferred offering cost	(403,324)	(205,339)	(724,131)
Dividend paid to shareholders	(1,135,057)	-	-
Net cash used in financing activities	(1,316,373)	(205,339)	(724,131)

Effect of exchange rate changes on cash and cash equivalents	(542)	(841)	(947)

Net change in cash and cash equivalents	536,807	(24,595)	(197,838)
Cash and cash equivalents, beginning of the year	213,414	238,009	435,847
Cash and cash equivalents, end of the year	$750,221	$213,414	$238,009

Supplemental disclosure of non-cash operating activities
The net off of amount due to/from RPT	$(18,013)	$(30,874)	$(384,526)
Net off of cash dividend and due from RPT	$(2,334,479)	$-	$-

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION

Prestige Wealth Inc. (“PWI”, or the “Company”) is a limited company established under the laws of the Cayman Islands on October 25, 2018. It is engaged in providing private wealth management services and asset management to high net worth and ultra-high net worth individuals and enterprises through its subsidiaries.

Prestige Private Wealth Management Limited (“PPWM”), which was 100% controlled by PWI, was incorporated in British Virgin Islands on May 23, 2014, and is engaged in providing private wealth management services to third parties and to earn the referral fees.

Prestige Wealth Management Limited (“PWM”) is a wholly owned subsidiary of PPWM. It was established on January 26, 2015 in Hong Kong, which provides private wealth management services to third parties.

Prestige Asset International Inc. (“PAI”) was incorporated in British Virgin Islands on December 4, 2015 and was 100% controlled by PWI.

Prestige Asset Management Limited (the “Investment Advisor” or “PAM”) is a wholly-owned subsidiary of PAI. It was established in accordance with laws and regulations of Hong Kong on December 14, 2015, which serves as the investment advisor and provides investment advisory services to third parties with respect to identifying suitable target investment projects that fit the specific investment needs of investors.

Prestige Global Asset Management Limited (the “Manager” or “PGAM”) is a wholly-owned subsidiary of PAI. It was established on June 8, 2016 under the laws of the Cayman Islands, and provides asset management services by managing various investment portfolios to high net worth and ultra-high net worth individuals and enterprises.

Prestige Global Capital Inc. (“PGCI”) is a wholly-owned subsidiary of PAI. It was established on November 3, 2020 under the laws of the Cayman Islands, and provides asset management services by serving as a general partner of an Exempted Limited Partnership.

Prestige Wealth America Inc. (“PWAI”) is a wholly owned subsidiary of PPWM. It was established on February 15, 2022 in California, and provides wealth management services to third parties.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization on December 27, 2018, and became the ultimate holding company of PPWM, PWM, PAI, PAM, PGAM, PGCI and PWAI, which were all controlled by the same shareholders. The Company together with its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the reorganization is considered under common control and was accounted for similar to the pooling method of accounting. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying.

Group chart of the Company after reorganization is set out below:

Details of the subsidiaries of the Company after reorganization are set out below:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Prestige Private Wealth Management Limited (“PPWM”)	May 23, 2014	British Virgin Islands	100%	Private wealth management service provider
Prestige Wealth Management Limited (“PWM”)	January 26, 2015	Hong Kong	Wholly owned subsidiary of PPWM	Private wealth management service provider
Prestige Asset International Inc. (“PAI”)	December 4, 2015	British Virgin Islands	100%	Inactive
Prestige Asset Management Limited (the “Investment Advisor” or “PAM “)	December 14, 2015	Hong Kong	Wholly owned subsidiary of PAI	Investment advisor
Prestige Global Asset Management Limited (the “Manager” or “PGAM”)	June 8, 2016	Cayman Islands	Wholly owned subsidiary of PAI	Asset management services provider
Prestige Global Capital Inc. (“PGCI”)	November 3, 2020	Cayman Islands	Wholly owned subsidiary of PAI	Asset management services provider
Prestige Wealth America Inc. (“PWAI”)	February 15, 2022	California	Wholly owned subsidiary of PPWM	Wealth management service provider

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying consolidated balance sheet as of September 30, 2021 and 2020, and consolidated results of operations and cash flows for the years ended September 30, 2021, 2020 and 2019, have been derived from audited financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s financial statements are expressed in U.S. Dollars.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued amended consolidation guidance with the issuance of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. In evaluating whether the investment funds in the legal form of limited partnership the Company manages as general partner should be consolidated or not, the Company firstly assesses whether there is any interest it has constituted a variable interest. The Company concludes that (i) the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services, (ii) the Company does not hold other interest in the investment funds that individually, or in aggregate, would absorb more than an insignificant amounts of expected loss or receive more than an insignificant amount of the expected residual returns from the investment funds, (iii) the services arrangement includes only terms, conditions or amounts that are customarily present and at arm’s length, therefore are not deemed as variable interests. For purposes of the assessment, any variable interest in an entity that is held by a related party of the decision maker or service provider was considered in the analysis. Specifically, the Company includes its direct variable interests in the entity and its indirect variable interests in the entity held through related parties, considered on a proportionate basis. After evaluating the impact of the above guidance, the Company determined that there was no investment fund that should be consolidated as of September 30, 2021 and 2020.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts, and the assessment of the valuation allowance on deferred tax assets. Actual results could differ from these estimates.

Fair value measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash, accounts receivable, other receivables, other payable and accrued liabilities, based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

Cash and cash equivalents

Cash and cash equivalents consist of the Company’s demand deposit placed with financial institutions.

Accounts receivable

Accounts receivable represented amounts due from the Company’s customers and are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and existing economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of September 30, 2021 and 2020, the Company had booked the allowance of accounts receivables of $582,478 and $132,719, respectively.

Prepaid expenses and other assets

Prepaid expenses and other assets are comprised of other receivables and prepaid expenses, including deferred offering cost, prepaid audit fee, prepaid staff insurance, the payment of legal fee and administration fee on behalf of the funds. The Company reviews other receivables on a regular basis and also makes specific allowance if there is strong evidence indicating that other receivables is likely to be unrecoverable. Deferred offering costs consist principally of legal, auditing, consulting, industry research and printing costs in connection with the proposed initial public offering of the Company’s ordinary shares (“IPO”). Such costs are deferred until the closing of the IPO, at which time the deferred costs are offset against the offering proceeds. In the event the IPO is unsuccessful or aborted, the costs will be expensed. Deferred offering costs as of September 30, 2021 and 2020 amounted to $1,456,396 and $1,059,248 respectively and were included in prepaid expenses. Other receivables balances were written off after all collection efforts had been exhausted. Bad debts allowance as of September 30, 2021 and 2020 were $1,540,832 and $1,548,087 respectively.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

The Company adopted ASC Topic 606 (“ASC 606”), Revenue from Contract with Customers, with effect from October 1, 2019, using the modified retrospective method applied to those contracts which were not completed as October 1, 2019. Accordingly, revenues for the years ended September 30, 2020 and 2021 were presented under ASC 606, and revenues for the year ended September 30, 2019 was not adjusted and continued to be presented under ASC topic 605 (“ASC 605”), Revenue Recognition.

Revenue recognition before adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)”

Revenues primarily consist of advisory service fees, onboarding service fees, referral fees, performance fees, management fees and subscription fees.

Revenue is recognized when all of the following conditions are met for each deliverable: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) collectability is reasonably assured.

Revenue recognition policies for each type of service are discussed as follows:

Advisory service fees

The Company acts as ongoing advisor to the client and provides a package of advisory services, including but not limited to, advising on global asset allocation, selecting and recommending suitable promotion or distribution channels for the issuance of the fund, coordinating daily operation and setting up meetings during post-establishment period, selecting and coordinating with lawyers for legal agreements and documents preparation, selecting qualified fund service providers, etc., as needed during the agreed-upon service period. None of the service elements are essential or significant in value to the other service elements as all the services elements are highly integrated in order to provide advisory service along the client’s fund’s establishing and operating period. The Company charges a fixed annual fee for acting as an ongoing advisor and recognizes revenue over the service period on a monthly basis.

The Company provides professional advisory services to clients in setting up new funds as an advisor, which includes but not limited to, coordinating in fund structure designing, selecting and coordinating with lawyers for legal agreements and documents preparation, selecting qualified fund service providers, and organizing meeting. The Company provides comprehensive advisory services to the client in the fund establishment process. None of the service elements are essential or significant in value to the other service elements as all the services elements are highly integrated in order to provide advisory service along the client’s fund’s establishing and operating period. The Company charges a one-off fee for acting as a fund formation advisor and recognizes the revenues after the delivery of the agreed services.

Referral fees

The Company derives revenue primarily at the time when a high net worth or ultra-high net worth client subscribes to wealth management products through the use of brokers the Company works with, such client has paid premium and the applicable free look period has elapsed. The Company is then entitled to receive referral fees paid directly by the brokers; the referral fees are computed as a percentage of the first year premiums and renewal premiums to be paid by the clients.

Revenue on first year premiums is recognized when a high net worth or ultra-high net worth client subscribes to wealth management products through the use of brokers the Company works with, such client has paid the requisite premiums and the applicable free look period has expired. Revenue on renewal premiums is recognized when the renew premiums have been paid.

Performance fees

The Company is entitled to receive a performance fee based on the extent by which the funds’ investment performance exceeds the high-water mark. A high-water mark is the highest peak in value that an investment fund has reached. When the fund’s net asset value before performance fees has reached a new water mark, the Company is entitled to obtain 10% to 13.5% of the incremental portion; the performance fee is calculated based upon the high-water mark for each quarter, this fee is required to be paid to the Company on a quarterly basis and is nonrefundable.

The Company recognizes revenues when the performance fee was accrued reasonably practicable as soon as the net asset value calculation was completed by the fund administrator and approved by the Company by the end of each quarter.

Management fees

The Company is entitled to receive a management fee of one-twelfth of 0.4% to 1.5% of the net asset value attributable to client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis, and it is nonrefundable.

The management fee will be payable in US Dollars monthly in arrears as soon as the net asset value calculation was completed by the fund administrator and approved by the Company at the end of each month and recognized as revenue after the related services are rendered in accordance with the private placement memorandum.

Subscription fees

Subscription fees are earned by the Company primarily at the beginning of the subscription period for most of the funds when applicable. Subscription fee is a one-off nonrefundable charge.

The Company recognizes revenues when the investment funds are successfully established and the subscription fee is payable to the Company after the investor has completed the initial investment.

Onboarding service fees

Onboarding service fees are earned by the Company once the segregated portfolio company managed by third-party companies is successfully registered with and the required documents of its segregated portfolio (the fund) are filed to the regulated authority on behalf of the client. Onboarding service fee is a one-off charge.

The Company recognizes revenues when the registration documents for the relevant fund are successfully filed and half of the onboarding service fee is payable to the Company no later than 60 days after the first business day of the fund’s initial offer period, which is determined by directors of the fund and during which participating shares of that class are offered for subscription, and the rest should be paid no later than the last business day of the fund’s initial offer period.

Revenue recognition after adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” with modified retrospective method

Under Topic 606, the entity should recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue recognition policies for each type of service are discussed as follows:

Advisory service fees

The Company acts as ongoing advisor to the client and provides a package of advisory services, including but not limited to, advising on global asset allocation, selecting and recommending suitable promotion or distribution channels for the issuance of the fund, coordinating daily operation and setting up meetings during post-establishment period, selecting and coordinating with lawyers for legal agreements and documents preparation, selecting qualified fund service providers, etc., as needed during the agreed-upon service period. Each contract of advisory service is accounted for as a single performance obligation which is satisfied over the service period. The Company allocates the transaction price to the single performance obligation based on a fixed annual fee and recognized revenue over the service period on a monthly basis.

Referral fees

The Company enters into contracts with brokers and refers high net worth or ultra-high net worth client who subscribe to wealth management products from the brokers, such referral service is regarded as the single performance obligation. The Company is then entitled to receive referral fees paid directly by the brokers; the referral fees are computed as a percentage of the premiums paid by the clients for purchase of the wealth management products distributed by the brokers.

When a client is referred to the broker, and relative wealth management products is successfully subscribed by the client, the performance obligation is satisfied. Revenue on first year premiums and renewal premiums is recognized at the point in time when a client referred by the Company subscribes to wealth management products through the use of brokers the Company works with and such client has paid the requisite premiums and the applicable free look period has expired. Contract asset is recognized for the unbilled renewal referral fee as relevant service is provided, but payment contingent on the completion of the renewal. There is no significant financing component since the difference between the promised consideration and cash selling price of the service arises for reason other than the provision of finance to either the customer or the Company, and the difference between those amounts is proportional to the reason for the difference.

Performance fees

The Company is entitled to receive performance fees for either the discretionary account management or the fund the Company managed.

For the discretionary account management, the Company is entitled to receive a performance fee in respect of the investment portfolio, which amount shall be calculated pursuant to the difference between the fair value of the portfolio and the investment amount times a 15%-25% performance fee rate. The performance fee shall become payable and deducted from the sale proceeds of the portfolio within three days after the International Offering (defined as the listing of shares of the Portfolio Company on the Main Board of The Stock Exchange of Hong Kong Limited) or such other period of time as the Company deems appropriate and is nonrefundable. The Company recognizes revenues when the performance fee was accrued reasonably practicable as soon as the sale proceeds of the portfolio after the International Offering.

For the fund Prestige Capital Markets Fund I L.P. the Company previously managed, the Company was entitled to receive a performance fee named carried interest when the fund was distributed between the Company and investors. The steps of the distribution were 1) 100% to investors until the cumulative amount distributed in respect of the investment that had been disposed of as of the respective distribution date is equal to each investor’s capital contribution attributable to such investment; and 2) thereafter, (100%- the carried interest rate) to limited partner of the fund and rest to the Company as carried interest (performance fee). In this case, the actual carried interest rate used in final distribution is varies under a certain range, the difference between the rate in fund agreement (limited partnership agreement) and the actual rate was waived by the Company. The performance fee was accrued on the distribution of the fund and is nonrefundable.

Management fees

The Company is entitled to receive a management fee of one-twelfth of 0.4% to 1.5% of the net asset value attributable to client’s respective equity holding positions in PGA (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis, and it is nonrefundable.

The Company is entitled to receive a management fee from either the discretionary account management or the fund the Company used to manage, Prestige Capital Markets Fund I L.P., which is of 1.5% to 2.5% of such investor’s subscription amount with respect to such investment as of the date of determination, and it is nonrefundable.

For discretionary account management, the Company recognizes revenue when the investors designate the manager for discretionary account management service is successfully subscribed by investors, the management fee is payable in addition to the investment amount.

For the fund Prestige Capital Markets Fund I L.P., these customer contracts require the Company to provide fund management services, which represents a performance obligation that the Company satisfies over time. The management fee will be payable in U.S. dollars monthly in arrears as soon as the net asset value calculation was completed by the fund administrator and approved by the Company at the end of each month and recognized as revenue.

Subscription fees

Subscription fees are earned by the Company primarily at the beginning of the subscription period for either the discretionary account management or the fund we managed including the new fund Prestige Capital Markets Fund I L.P. Subscription fee is a one-off nonrefundable charge.

The Company recognizes revenues when the investors designate the manager for discretionary account management service or the investment funds are successfully subscribed by investors, the subscription fee is payable to us after the investor has completed the initial investment.

Disaggregation of revenue

The following table illustrates the disaggregation of revenue:

	For the years ended September 30,
	2021	2020	2019
Revenue
Referral fees	$1, 833	$1,758,331	$626,032
Advisory service fees	419,554	720,700	1,185,084
Performance fees	1,720,411	1,884	46,524
Management fees	324,184	80,885	73,659
Subscription fees	326,197	-	-
Onboarding service fees	-	-	375,000
Net Revenue	$2,792,179	$2,561,800	$2,306,299

	For the years ended September 30,
Timing of Revenue Recognition	2021	2020	2019
Services transferred at a point in time	$2,048,441	$1,758,331	$626,032
Services transferred over time	743,738	803,469	1,680,267
Balance at end of the year	$2,792,179	$2,561,800	$2,306,299

Contract assets

Contract assets represent the Company’s rights to consideration in exchange for services that the Company has transferred to the customer before payment is due. At the point of revenue recognition, the Company has completed all performance under the contract, however, their rights to consideration are conditional on the future renewal. As such, the Company records a corresponding contract assets for the renewal premiums allocated to referral services that have already been fulfilled the whole performance obligation. The Company only recognizes contract assets to the extent that the Company believes it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer. The contract assets will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Per ASC 606-10-50-4a, impairment losses recognized on receivables or contract assets are disclosed separately from other impairment losses

Contract assets are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on estimates, historical experience and other factors surrounding the credit risk of specific clients. Uncollectible accounts are written-off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected.

Contract assets as of September 30, 2021 and 2020 are as follows:

	As of September 30,
	2021	2020
Contract assets, net	$282,576	$531,440

As of September 30, 2021 and 2020, there was no impairment for contract assets.

Operation cost and expenses

Operation cost and expenses are recorded on the accrual basis, which mainly include wages, rentals and other operating expenses, such as administrative expenses, bank charges, accounting and audit fees unrelated with IPO. Operation cost and expenses were $1,097,997, $690,084 and $2,020,537 for the years ended September 30, 2021, 2020 and 2019, respectively.

Income tax

The Company accounts for income taxes in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets is for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of September 30, 2021 and 2020, the Company did not record valuation allowance and deferred tax assets balances are $6,697 and nil. Current income tax is provided for in accordance with the laws of the relevant taxing authorities. As of September 30, 2021 and 2020, the Company provided for deferred tax liabilities of $45,976 and 87,688, respectively.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes had incurred during the years ended September 30, 2021 and 2020, and there were no uncertain tax positions as of September 30, 2021 and 2020. All tax returns since the Company’s inception are still subject to examination by tax authorities. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Comprehensive income

Comprehensive income is comprised of the Company’s net income and other comprehensive income (loss). The component of other comprehensive income or loss is consisted solely of foreign currency translation adjustments, net of the income tax effect.

Functional currency and foreign currency translation and transactions

The Company’s reporting currency is the U.S. dollar (“US$”). The functional currency of PPWM, PWM and PAM is Hong Kong dollar, while the functional currency of PGAM and PAI is U.S. dollar. In the consolidated financial statements, the financial information of the Company’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on each balance sheet date, while equity amounts are translated at historical exchange rates, except for changes in retained earnings (accumulated deficit) during the year which is the result of income statement translation process, and revenues, expenses, gains and losses are translated using the average exchange rates during each of the years. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss). The exchange rates as of September 30, 2021 and September 30, 2020 are 7.788 and 7.7515, respectively. The average exchange rates for the years ended September 30, 2021, 2020 and 2019 are 7.7646, 7.7734 and 7.8388, respectively.

Earnings per share

Basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. There was no dilutive effect for the years ended September 30, 2021, 2020 and 2019.

Recent accounting developments

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” It requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In July 2018, the FASB issued Accounting Standards Update (ASU) 2018-11, Lease (Topic 842) Targeted Improvements. The amendments in this Update provide entities with an additional (and optional) transition method to adopt the new leases standard and provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (Topic 606). In November 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), and Leases (Topic 842): Effective Dates. ASU 2019-10 amends the effective dates for ASU 2016-02. The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company expects to adopt ASU 2016-02 utilizing the additional modified retrospective transition method provided by ASU No. 2018-11 beginning October 1, 2022. The Company is in the process of evaluating the impact that this standard will have on its consolidated financial statements.

In June 2016, the FASB amended guidance related impairment of financial instruments as part of ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. ASU 2019-10 amends the effective dates for ASU 2016-13. The Company is an EGC and has elected to adopt the new standard as of the effective date applicable to nonissuers and will implement the new standard on October 1, 2023. The Company is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position.

Note 3 CONCENTRATIONS

Credit risk

Credit risk is the risk that an issuer or counterparty will be unable or unwilling to meet a commitment (including the payment of amounts arising from derivative contracts) in full when due, that the issuer or counterparty have entered into with the Company. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The bank accounts are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of September 30, 2021 and 2020, $750,221 and $213,414 were deposited in banks located in Hong Kong, respectively.

Concentration risk

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the years ended September 30,
	2021	%	2020		%	2019		%
Company A	$1,683,076	60.28	$	*	*	$	*	*
Company B	513,344	18.39		*	*		*	*
Company C	419,554	15.03		720,700	28.13		300,084	13.01
Company D	*	*		1,758,331	68.64		460,365	19.96
Company E	*	*		*	*		600,000	26.02
Company F	*	*		*	*		375,000	16.26
Company G	*	*		*	*		285,000	12.36
	$2,615,974	93.70		$2,479,031	96.77		$2,020,449	87.61

*	represents the % is below 10% which is not presented.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of September 30,
	2021	%	2020		%
Company H	$17,835	38.35	$	*	*
Company I	15,765	33.90		*	*
Company D	12,027	25.86		*	*
Company C	*	*		433,477	94.24
	$45,627	98.11		$433,477	94.24

Note 4 ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following items:

	As of September 30,
	2021	2020
Referral fees	$61,078	$22,141
Advisory service fees	534,310	547,787
Management fees	15,765	22,770
Subscription fees	17,836	-
Less: allowance for uncollectible receivables	(582,478)	(132,719)
Total	$46,511	$459,979

The movement of allowance is as follows:

	As of September 30,
	2021	2020
Balance at beginning of the year	$132,719	$-
Current year addition	449,759	132,719
Balance at end of the year	$582,478	$132,719

Note 5 PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets consist of the following items:

	As of September 30,
	2021	2020
Fund advance payment(1)	$356,881	$274,080
Deferred offering costs	1,456,396	1,059,248
Prepaid deposit for acquisition(2)	1,540,832	1,548,087
Others	14,688	7,876
Less: allowance for uncollectible receivables(2)	(1,540,832)	(1,548,087)
Total	$1,827,965	$1,341,204

(1)	The balance as of September 30, 2021 and 2020 mainly comprised of legal fees and the management fees, which were paid on behalf of the funds.
(2)

In May 2019, the Company made a payment of HK$16 million to a potential acquisition target investee as investment. After the payment, during the due diligence and negotiation process the Company noted that the potential transaction did not meet its initial expectation. As such, the Company decided to cancel this potential transaction. The Company and the target investee have entered into an agreement and will charge an annual interest rate of 6.5% for the HK$16 million ($2,040,296) starting from 1st of October 2019. The Company had received HK$4 million ($516,029) of principal and the related interests incurred from the target in March, 2020. As of September 30, 2021 and 2020, the Company has booked the allowance of uncollectible receivables of HK$12 million ($1,540,832 and $1, 548,087, respectively).

Note 6 OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following items:

	As of September 30,
	2021	2020
Service fee payable	$127,373	$92,585
Accrued payroll	27,376	149,903
Mandatory provident fund payable	1,387	1,333
Dividend payable	30,464	-
Others	228	4,878
Total	$186,828	$248,699

Note 7 TAXATION

The Company and its subsidiaries file tax returns separately.

1) Income tax

The Company is a Cayman Islands exempted company and currently conducts operations through subsidiaries in the Cayman Islands, the British Virgin Islands and Hong Kong.

The Cayman Islands

The Company, PGAM and PGCI are incorporated in the Cayman Islands and the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Act of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but are otherwise not a party to any other double tax treaties.

British Virgin Islands

PPWM and PAI are subsidiaries of the Company incorporated in the British Virgin Islands (BVI). There is no income or other tax in the British Virgin Islands imposed by withholding or otherwise on any payment to be made to or by the subsidiary incorporated in the British Virgin Islands.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The Company subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in its fiscal year 2019. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%. For the current year of 2018/2019, Prestige Asset Management Limited elected the two-tiered profits tax rates. The Company’s subsidiary, PWM, in Hong Kong did not have assessable profits that were derived in Hong Kong for years ended September 30, 2021, 2020 and 2019. Therefore, no Hong Kong profit tax has been provided for years ended September 30, 2021, 2020 and 2019. PPWM, the Company’s BVI subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong. PAM, the Company’s Hong Kong subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PAM is subject to Hong Kong profit tax of 8.25% on assessable profits up to HK$2 million and 16.5% on any part of assessable profits over HK$2 million.

The components of the income taxes provision (benefit) are:

	For the years ended September 30,
	2021	2020	2019
Current	$43,215	$287,947	$163,104
Deferred	(48,143)	26,269	10,336
Total income taxes provision (benefit)	$(4,928)	$314,216	$173,440

According to tax regulations, net operating losses can be carried forward to offset operating income indefinitely.

Significant components of deferred tax assets were as follows:

	As of September 30,
	2021	2020	2019
Deferred tax assets	$-	$-	$-
Net operating loss(1)	6,697	-	-
Total deferred tax assets	$6,697	$-	$-

(1)	The Company had net taxable loss of HK$316,100 (US$40,710) from PPWM’s operation as of September 30, 2021, which is available to reduce future taxable income, and all of these losses can be carried forward indefinitely. The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have not been established for deferred tax assets based on the reasons and analysis listed above. As of September 30, 2021, the Company did not record valuation allowance.

The movement of valuation allowance is as follows:

	As of September 30,
	2021	2020	2019
Balance at beginning of the year	$-	$-	$36,361
Current year addition	-	-	-
Current year reversal	-	-	(36,312)
Exchange rate effect	-	-	(49)
Balance at end of the year	$-	$-	$-

Significant components of deferred tax liabilities were as follows:

	As of September 30,
	2021	2020
Deferred tax liabilities(1)	87,688	60,637
Current year addition(2)	-	48,493
Current year reversal(2)	(41,425)	(22,224)
Exchange rate effect	(287)	782
Balance at end of the year	$45,976	$87,688

(1)	As an impact of Topic 606, the Company recognized revenues from renewal premiums when performance obligation delivered by increasing the opening balance of retained earnings and recording a deferred tax liability of $60,637 at the beginning of the year ended September 30, 2020. The deferred tax liabilities resulted from a temporary difference between the accounting income before income taxes and taxable income.
(2)	The addition and reversal of deferred tax liabilities for the year ended September 30, 2021 and 2020 were as the recognition of renewal referral fee amounted to HK$293,897 during the fiscal year 2020 and reverse due to renewal of HK$321,651 and HK$134,694 respectively during the fiscal years 2021 and 2020.

Income before income tax is attributable to the following tax jurisdictions:

	For the years ended September 30,
	2021	2020	2019
Hong Kong	$98,930	$2,032,982	$(132,049)
Cayman	1,808,158	12,965	418,225
Net Income before income tax	$1,907,088	$2,045,947	$286,176

Reconciliation between the Hong Kong statutory tax rate to income before income taxes provisions (benefit) for income taxes is as follows:

	For the years ended September 30,
	2021	2020	2019
Income before income taxes provision	$1,907,088	$2,045,947	$286,176
Income tax statutory rate	16.5%	16.5%	16.5%
Income tax expense at statutory tax rate	314,669	337,581	47,219
Reconciling items:
Effect of tax-exempt for subsidiaries incorporated in Cayman Islands	(298,346)	(2,139)	(68,958)
Effect of non-deductible items(1)	-	-	252,589
Effect of different tax rates for the first HK$2 million(2)	(21,251)	(21,226)	(21,049)
Effect of change in valuation allowance	-	-	(36,361)
Income taxes provisions (benefit)	(4,928)	314,216	173,440

Effective income tax rate	(0.26)%	15.36%	60.61%

(1)	In May 2019, the Company made a payment of HK$16 million to a potential acquisition target investee as investment. After the payment, during the due diligence and negotiation process the Company noted that the potential transaction did not meet its initial expectation. As such, the Company decided to cancel the potential transaction. The Company and the target investee have entered into an agreement and will charge an annual interest rate of 6.5% for the HK$16 million ($2,040,296) starting from 1st of October 2019. Bad debts allowance was required as of September 30, 2021 and 2020 were $1,540,832 and $1,548,087. In computing the assessable Hong Kong profits deduction is specifically prohibited in respect of any loss or withdrawal of capital, the cost of improvements and any expenditure of a capital nature.
(2)	From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%.

Note 8 RELATED PARTIES BALANCES AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Mr. Chi Tak Sze, the controlling shareholder and one of the directors of the Company.

(b)	Ms. Xinyu Zhao, spouse of Mr. Chi Tak Sze.

(c)	Mr. Hongtao Shi, the Chief Executive Officer and Chairman of the Board of Directors of the Company.

(d)	Mr. Ngat Wong, the Chief Operating Officer of the Company.

(e)	Prestige Securities Limited, an entity controlled by Mr. Chi Tak Sze.

(f)	Prestige Financial Holdings Group Limited, a holding company controlled by Mr. Chi Tak Sze.
(h)	Prestige Capital Group Inc, an entity under the control of Prestige Financial Holdings Group Limited
(i)	First Prestige Inc, an entity controlled by Ms. Xinyu Zhao

Amounts due from related parties

The balances of amount due from related parties were as following:

	As of September 30,
	2021	2020
Prestige Financial Holdings Group Limited (“PFHL”) (1)	1,501,890	3,997,198
Prestige Securities Limited (“PSL”) (2)	-	18,043
Prestige Securities International Inc. (“PSII”) (3)	-	210,584
First Prestige Inc. (“FPI”) (4)	45,619	-
Prestige Capital Group Inc. (“PCGI”) (5)	1,275	-
Total	$1,548,784	$4,225,825

Amounts due to related parties

The balances of amount due to related parties were as following:

	As of September 30,
	2021	2020
Prestige Securities Limited (“PSL”)	13,354	-
Total	$13,354	$-

(1)	The balance as of September 30, 2021 mainly represented a payment of HK$8.65 million (approximately $1.11 million) for brand promotion fee. The balance as of September 30, 2020 mainly represented a payment of HK$8.65 million (approximately $1.12 million) for brand promotion fee and a loan as well as the related interest of HK$20.08 million (approximately $2.59 million). The Company entered into an agreement in 2019 and another supplement agreements from 2019 to 2022 with Prestige Financial Holdings Group Limited respectively for the brand promotion services for the calendar years from 2019 to 2022. Since the outbreak of COVID-19 in January 2020, the travel restrictions of Hong Kong remain in effect until September 30, 2021 and remained in effect until the date as of filing, therefore no brand promoting services rendered by Prestige Financial Holdings Group Limited. The Company entered into two loan agreements with Prestige Financial Holdings Group Limited in March and June 2020 with the principal in the amount of HK$17.26 million (approximately $2.23 million) and HK$2.25 million (approximately $0.29 million) with term in one year and an annual interest in 6.5% respectively. The full amount of the principal and interest of the loan has been settled by dividend declared by Prestige Wealth Inc. as of March 5, 2021 and refunded by Prestige Financial Holdings Group Limited as of April 1, 2021.

(2)	The balance as of September 30, 2020 mainly represented prepayment of rents to Prestige Securities Limited. Prestige Securities Limited is an entity controlled by Mr. Chi Tak Sze. The Company leases the office premises from Prestige Securities Limited under non-cancelable operating leases with an expiration date on July 31, 2021. The monthly rental expense is HK$20,000.
(3)	The balance as of September 30, 2020 mainly represented a loan principal and interest of HK$1.63 million (approximately $0.21 million). The Company entered into two loan agreements with Prestige Securities International Inc. on May and June 2020 in amount of HK$0.5 million (approximately $0.06 million) and HK$ 1.1 million (approximately $0.14 million) with term in one year and an annual interest in 6.5% respectively. The full amount of the principal and interest the loan has been repaid by Prestige Financial Holdings Group Limited on behalf of Prestige Securities International Inc. as of March 31, 2021.
(4)	The balance as of September 30, 2021 represented management fee receivable from First Prestige Inc. For the discretionary account management, the Company is entitled to receive a management fee in respect of the investment portfolio. First Prestige Inc. is an entity controlled by Ms. Xinyu Zhao.
(5)	The balance as of September 30, 2021 represented a payment for annual fee of BVI company on behalf of Prestige Capital Global Inc.; Prestige Capital Global Inc. is under the control of Prestige Financial Holdings Group Limited.

Related party transactions

The details of the related party transactions were as follows:

Amounts due from related parties

	Prestige Capital Global Inc.	First Prestige Inc.	Shi Hongtao	Prestige Securities International Inc.	Prestige Financial Holdings Group	Prestige Securities Limited	Total
	USD	USD	USD	USD	USD	USD	USD
Balance as of 9/30/2019	-	-	-	-	1,036,007	3,852	1,039,859
Loan to PSII	-	-	-	205,830	-	-	205,830
Accrual interest due from PSII	-	-	-	4,160	-	-	4,160
Loan to PFHL	-	-	-	-	2,509,841	-	2,509,841
Accrual interest due from PFHL	-	-	-	-	73,517	-	73,517
Prepayment brand promotion fee to PFHL	-	-	-	-	598,194	-	598,194
Promotion fee refund	-	-	-	-	(385,932)	-	(385,932)
Salary and other expense paid by the Company on behalf of PFHL	-	-	-	-	145,165	-	145,165
Rental fee prepaid to PSL	-	-	-	-	-	45,025	45,025
Advanced payment to Shi Hongtao	-	-	257,288	-	-	-	257,288
Repayment of advanced fund to Shi Hongtao	-	-	(257,288)	-	-	-	(257,288)
Net off settlement for amount due to PSL	-	-	-	-	-	(30,874)	(30,874)
Exchange diff.	-	-	-	594	20,406	40	21,040
Balance as of 9/30/2020	-	-	-	210,584	3,997,198	18,043	4,225,825
Loans & interest repayment	-	-	-	(216,967)	(334,405)	-	(551,372)
Accrual interest due from PSII	-	-	-	6,738	-	-	6,738
Dividend offset the loan	-	-	-	-	(2,334,479)	-	(2,334,479)
Accrual interest due from PFHL	-	-	-	-	80,524	-	80,524
Salary and other expense paid by the Company on behalf of PFHL	-	-	-	-	102,249	-	102,249
Management fee, subscription fee & performance fee receivable	-	45,757	-	-	312,095	-	357,852
Management fee, subscription fee & performance fee collection	-	-	-	-	(312,095)	-	(312,095)
Other expense paid by the Company on behalf of PCGI	1,279	-	-	-	-	-	1,279
Net off settlement for amount due to PSL	-	-	-	-	-	(18,013)	(18,013)
Exchange diff.	(4)	(138)	-	(355)	(9,197)	(30)	(9,724)
Balance as of 9/30/2021	1,275	45,619	-	-	1,501,890	-	1,548,784

Amounts due to related parties

Prestige Securities Limited
USD
Balance as of 9/30/2019	-
Rental expense incurred by renting from PSL	30,874
Net off amount due from PSL	(30,874)
Balance as of 9/30/2020	-
Rental expense incurred by renting from PSL	30,910
Net off amount due from PSL	(18,013)
Salary and other expense paid by PSL	497
Exchange diff.	(40)
Balance as of 9/30/2021	13,354

Note 9 COMMITMENTS AND CONTINGENCIES

Operating leases commitments

Minimum future commitments under non-cancelable operating lease agreements as of September 30, 2021 are follows:

Years Ending September 30,	Lease Commitment
2022	30,817
2023	25,680
Total	56,497

Rental expenses for the years ended September 30, 2021, 2020 and 2019 were $30,910, $30,874 and $30,617, respectively.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

The Company had no significant pending litigation as of September 30, 2021.

Note 10 SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and accessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s assets are substantially all located in Hong Kong and substantially all of the Company’s revenue and expense are derived from Hong Kong. Therefore, no geographical segments are presented.

Note 11 SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of September 30, 2021, 2020 and 2019 were presented after giving retroactive effect to the reorganization of the Company that was completed on December 27, 2018. Immediately before and after reorganization, the Company, together with its subsidiaries, PPWM, PWM, PAI, PAM and PGAM were effectively controlled by the same shareholders; therefore, for accounting purpose, the reorganization was accounted for as a recapitalization.

Prestige Wealth Inc. was established under the laws of the Cayman Islands on October 25, 2018. The authorized number of ordinary shares is 10,000,000 shares with par value of $0.001 each. As of the date of this report, 5,000,000 ordinary shares were issued at par value, equivalent to a share capital of $5,000. The shares are presented on a retroactive basis to reflect the nominal share issuance. Please see Note 12 to the consolidated financial statements for additional information related to the nominal share issuance.

Note 12 NOMINAL SHARE ISSUANCE

On October 25, 2018, the Company issued 1,000,000 ordinary shares to Prestige Financial Holdings Group Limited, the Company’s controlling shareholder, at a par value of $0.001 per share with total consideration of $1,000. On November 20, 2018, the Company issued an additional 3,000,000 ordinary shares to Prestige Financial Holdings Group Limited, at a par value of $0.001 per share with total consideration of $3,000. On December 27, 2018, the Company issued an aggregate of 1,000,000 ordinary shares, at a par value of $0.001 per share with total consideration of $1,000, pro-rata to the shareholders of the Company as of such date. In accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 4, the nominal share issuance was accounted for as a stock split and that all share and per share information has been retrospectively restated to reflect such stock split for all periods presented.

Note 13 ADDITIONAL PAID IN CAPITAL

As of September 30, 2021, 2020 and 2019, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

The shareholder of the Company made capital contribution of $217,008 for the years ended September 30, 2021.

Note 14 SUBSEQUENT EVENT

The Company has not identified any events with a material financial impact on the Company’s consolidated financial statements.

Until [●], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[●] Ordinary Shares

Prestige Wealth Inc.

Prospectus dated [●], 2022

The Benchmark Company	Axiom Capital Management, Inc.

Joint Book Running Managers

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against any and all expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. Additionally, we will agree to advance all expenses that may be reasonably incurred in advance upon submission of a proper written request.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

On October 25, 2018, the Company issued one share to the initial subscriber (which share was in turn transferred to Prestige Financial Holdings Group Limited on the same date) and 999,999 Ordinary Shares to Prestige Financial Holdings Group Limited for an aggregate consideration of $1,000 in a private transaction.

On November 20, 2018, pursuant to a contribution agreement dated of the same day, we issued 3,000,000 Ordinary Shares to Prestige Financial Holdings Group Limited as consideration for the Company’s purchase of the 100% issued shares of PPWM.

On December 27, 2018, pursuant to a share exchange agreement dated on the even date, we issued an aggregate of 1,000,000 Ordinary Shares to shareholders of PAI, with 906,582 Ordinary Shares to Prestige Financial Holdings Group Limited, 40,870 Ordinary Shares to Kington International Holdings Limited, 23,355 Ordinary Shares to Ensight Holdings Limited, and 29,193 Ordinary Shares to Pikachu Holdings Limited, as consideration for the Company’s purchase of the 100% issued shares of PAI.

Each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Description
1.1*	Form of Underwriting Agreement

3.1†	Form of Amended and Restated Memorandum of Association

3.2†	Form of Amended and Restated Articles of Association

4.1*	Specimen Certificate for Ordinary Shares

5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the Ordinary Shares being registered and certain Cayman Islands tax matters

5.2*	Opinion of Hunter Taubman Fischer & Li LLC regarding the legality of the underwriters’ warrants

8.1*	Opinion of Miao & Co. regarding certain Hong Kong tax matters (included in Exhibit 99.2)

8.2*	Opinion of Hunter Taubman Fischer & Li LLC regarding certain U.S. federal income tax matters

8.3*	Opinion of Conyers Dill & Pearman regarding certain British Virgin Islands tax matters

8.4*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.1†	Employment Agreement by and between Hongtao Shi and the Registrant

10.2†	Employment Agreement by and between Ngat Wong and the Registrant

10.3†	Form of Indemnification Agreement with the Registrant’s directors and officers

10.4†	Rental Agreement dated July 15, 2018, by and between Prestige Securities Limited and Prestige Asset Management Limited

10.5†	Rental Agreement dated July 15, 2018, by and between Prestige Securities Limited and Prestige Wealth Management Limited

10.6†	Form of Prestige Global Allocation Fund Subscription Agreement

10.7†	Form of Prestige Global Fund SPC Subscription Agreement

10.8†	Private Placement Memorandum of Prestige Global Allocation Fund dated March 27, 2017

10.9†	Private Placement Memorandum of Prestige Global Fund SPC dated November 28, 2016

10.10†	Prestige Quantitative Opportunities Fund I SP Supplement dated February 1, 2017

10.11†	Investment Advisory Agreement dated February 21, 2017, by and between Prestige Global Asset Management Limited and Prestige Asset Management Limited, in respect of Prestige Global Allocation Fund

10.12†	Acknowledgement Letter dated December 31, 2018 by Ms. Zhao

10.13†	Acknowledgement Letter dated January 31, 2019 by Ms. Zhao

10.14†	Referral Service Agreement with Blue Ocean Wealth Management (Hong Kong) Limited

10.15†	Form of Fund Formation Advisory Agreement

10.16†	Form of Advisory Agreement

10.17†	Form of Delegation Agreement by and between Prestige Global Asset Management Limited and Prestige Asset Management Limited

10.18†	Supplemental Deed to the Investment Management Agreement dated April 28, 2020, by and between Prestige Global Asset Management Limited and Shanghai BPS Investment Management Partnership, in respect of HYB-A Fund

10.19†	Investment Management Agreement dated December 1, 2020, entered into by and between PGCI and PGAM, relating to Prestige Capital Markets Fund I L.P.

21.1	Subsidiaries

23.1*	Consent of Marcum Bernstein & Pinchuk LLP

23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3*	Consent of Miao & Co. (included in Exhibit 99.2)

23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)

24.1	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Miao & Co., Hong Kong counsel to the Registrant, regarding certain Hong Kong law matters

99.3*	Consent of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co.

99.4†	Consent of H. David Sherman

99.5†	Consent of Adam (Xin) He

107*	Filing Fee Table

*	To be filed by amendment.
†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [●], 2022.

Prestige Wealth Inc.

By:
Hongtao Shi
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Hongtao Shi and Ngai Wong as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Chief Executive Officer, Director	[●], 2022
Name: Hongtao Shi	(Principal Executive Officer)

	Chief Financial Officer and Chief Operating Officer	[●], 2022
Name: Ngat Wong	(Principal Accounting and Financial Officer)

	Director	[●], 2022
Name: Chi Tak Sze

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [●] 2022.

By:
Name:
Title: